Filed Pursuant to Rule 424(b)(4)

Registration No. 333-112645

PROSPECTUS

11,000,000 Shares

COMMON STOCK

SiRF Technology Holdings, Inc. is offering 7,000,000 shares of its common stock and the selling stockholders are offering 4,000,000 shares. This is our initial public offering and no public market exists for our shares.

Our common stock has been approved for quotation on the Nasdaq National Market under the symbol “SIRF.”

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 6.

PRICE $12 A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to SiRF	Proceeds to Selling Stockholders
Per Share	$12.00	$.84	$11.16	$11.16
Total	$132,000,000	$9,240,000	$78,120,000	$44,640,000

SiRF Technology Holdings, Inc. has granted the underwriters the right to purchase up to an additional 1,650,000 shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on April 27 , 2004.

MORGAN STANLEY	CREDIT SUISSE FIRST BOSTON

DEUTSCHE BANK SECURITIES	THOMAS WEISEL PARTNERS LLC

April 21, 2004

Wireless
Automotive
SiRF
Portable Compute
Consumer
Mio Map
SiRF

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Until May 16, 2004, 25 days after the commencement of this offering, all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States: Neither we, the selling stockholders nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

PROSPECTUS SUMMARY

You should read the following summary together with the entire prospectus, including the more detailed information regarding us and the common stock being sold in this offering and our consolidated financial statements and the related notes appearing elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in the section entitled “Risk Factors.”

SiRF TECHNOLOGY HOLDINGS, INC.

We are a leading supplier of Global Positioning System, or GPS, semiconductor solutions designed to provide location awareness capabilities in high-volume mobile consumer and commercial systems. Location awareness capabilities allow a user to determine and use location information to gain access to applications and services, such as navigation or roadside assistance. Location awareness capabilities may be combined with wireless connectivity to enable a range of tracking and location applications, such as child and asset locators. Our products use the Global Positioning System, which is a system of satellites designed to provide longitude, latitude and time information to GPS-enabled devices virtually anywhere in the world.

Our products have been integrated into mobile consumer devices such as mobile phones, automobile navigation systems, personal digital assistants, handheld navigation devices and GPS-based peripheral devices, and into commercial systems such as fleet management and road-tolling systems. We have an intellectual property portfolio of 71 patents granted in the United States and 10 patents granted in foreign countries.

We market and sell our products to original equipment manufacturers, or OEMs, of four target platforms: wireless handheld devices, including mobile phones, automotive electronics systems, including navigation and telematics systems, portable computing devices, including personal digital assistants and notebook computers, and embedded consumer applications, such as recreational GPS handhelds, digital cameras and watches.

Mobile communications devices are gaining broad acceptance among consumers. According to IDC, the number of new mobile phones sold worldwide is expected to increase from over 456 million in 2002 to over 681 million in 2006. IDC estimates that the number of handheld devices and notebook PCs sold worldwide will increase from 48.3 million in 2002 to approximately 140 million in 2006. These devices increasingly provide for wireless data access. Recent technological advances have created the potential for location awareness capabilities to be added to these mobile devices. A number of factors are driving the growth of GPS-enabled devices. In the United States, the Federal Communications Commission, or the FCC, has mandated that all wireless carriers deploy location technology into their networks. Three out of six national carriers are using GPS-enabled handsets to meet the E911 requirements. Under the E911 mandate, by December 31, 2005, these carriers must ensure that 95% of all subscribers’ handsets are location-capable. In Europe, countries such as Germany and Switzerland are implementing GPS-based road-tolling systems to tax commercial vehicles for usage of highway systems. Many automobile OEMs are adding navigation and telematics systems to their automobiles as a value-added option to enhance the consumer experience. Enterprises are using GPS-equipped systems to manage fleets, protect assets and improve supply chain logistics.

High-volume consumer and commercial applications for location awareness can be generally classified into four groups: convenience, safety and security, productivity and mobile information access. An example of a convenience application is a handheld device that provides personal navigation capabilities using GPS and mapping software. Personal safety and security can be enhanced through the ability to locate and track lost persons using a specifically designed device with GPS and wireless connectivity or a mobile telephone with GPS. An example of an enterprise productivity improvement application is the use of location information to more efficiently route work teams or assets between multiple job sites. Mobile devices that can access wireless data can use location awareness capabilities to filter information relevant to the user based on his or her location, such as the closest gas station, or to share that information with a group of users for coordination purposes.

Our products are available in four forms. First, our chip sets are designed to enable our customers to quickly integrate distinct GPS capabilities into their products. Chip sets are the semiconductor devices used to receive and process signals from GPS satellites to calculate user location. Second, OEMs that need to quickly add GPS functionality to systems designed for other functions may purchase modules based on our chip sets from our value-added manufacturer customers. Third, we offer licenses of our intellectual property cores to companies that require a higher level of integration. Our intellectual property cores consist of the design code for our chip sets and the code for the software embedded into our chip sets. Purchasing our products in this manner enables our customers to integrate location technology into their products at a low cost because they do not have to purchase separate chip sets. Fourth, we offer premium software products that enhance our chip sets and intellectual property cores with algorithms designed to provide superior performance in several specific end-market applications, such as client-server software for wirelessly connected devices.

Key benefits of our products include rapid calculation of location, high quality signal reception and accurate location information. In addition, their small size, low power consumption and low heat dissipation make our products well-suited for mobile devices. We believe that our products can detect signals with as low as 1/100th the strength of normal GPS satellite signals and can track signals with as low as 1/400th the strength of normal GPS satellite signals. We believe that products incorporating our technology can acquire signals quickly, improving the performance of GPS devices in urban areas, indoors and under dense foliage.

We introduced our first chip set based on our first generation architecture, SiRFstarI, in late 1996. Our architecture is the core technology used in our products to detect GPS satellites and receive and process information from the satellites to determine location. We introduced a low power product line, called SiRFstarI/LX, in October 1997. We introduced our SiRFstarII architecture in both chip set and intellectual property core form in 1999. We initiated production of our first product family, called SiRFstarIIe, based on this architecture in August 2000 and launched lower-power versions called SiRFstarIIe/LP and SiRFstarIIt in 2002. In October 2002, we introduced SiRFLoc client software, and in May 2003, we introduced SiRFXtrac, both of which are premium software products. In February 2004, we announced three new products: (a) SiRFstarIII, our next generation GPS architecture with SiRFLoc client software, both in chip set and intellectual property core form; (b) SiRFSoft with SiRFLoc client software, our GPS solution for signal processing in software on application processor powered wireless platforms; and (c) SiRFLoc server, a multimode aiding platform that is deployed in wireless networks to improve the performance of GPS enabled devices. These products are not yet in commercial production and we do not currently expect to begin shipping these products in volume until the end of 2004. We do not own a fabrication facility, but use third-party contractors to perform manufacturing, assembly and test functions.

We began our operations when our subsidiary SiRF Technology, Inc. was incorporated in February 1995. In September 2001, we completed a reorganization in which SiRF Technology, Inc. became a wholly owned subsidiary of a newly formed holding company, SiRF Technology Holdings, Inc. Our headquarters are located at 148 E. Brokaw Road, San Jose, CA 95112, and our telephone number is (408) 467-0410. In this prospectus, “SiRF,” “we,” “us” and “our” refer to SiRF Technology Holdings, Inc. and its subsidiaries and not to the underwriters or the selling stockholders.

SiRF®, SiRFStar®, SiRFXtrac® and the SiRF name and orbit design logo are our registered trademarks. The following are trademarks of SiRF Technology, Inc., some of which are pending registration as intent-to-use applications: SiRFstarIII™, SiRFSoft™, SoftGPS™, SiRFstarII™, SiRFLoc™, SiRFDRive™, WinSiRF™, SiRFNAV™, SnapLock™, SnapStart™, FoliageLock™, SingleSat™, TricklePower™, Push-to-Fix™, UrbanGPS™ and Multimode Location Engine™. This prospectus also includes trade names, trademarks and service marks of other companies and organizations.

THE OFFERING

Common stock offered:
By SiRF	7,000,000 shares
By the selling stockholders	4,000,000 shares
Total	11,000,000 shares

Common stock to be outstanding after this offering	43,844,859 shares

Use of proceeds	We intend to use the net proceeds from this offering for general corporate purposes, including working capital. We may also use a portion of the net proceeds to acquire complementary technologies or businesses. We will not receive any of the proceeds from the sale of shares by the selling stockholders. See “Use of Proceeds.”

Nasdaq National Market symbol	SIRF

The number of shares of common stock to be outstanding immediately after this offering:

•	is based upon 36,844,859 shares of common stock outstanding as of December 31, 2003, assuming the conversion of all outstanding shares of our convertible preferred stock into 29,100,184 shares of common stock immediately prior to completion of this offering;

•	excludes 8,221,199 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2003, at a weighted average exercise price of $3.72 per share;

•	excludes 6,000,000 shares of common stock reserved for future issuance under our 2004 stock incentive plan and 2004 employee stock purchase plan; and

•	excludes 840,719 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2003, at a weighted average exercise price of $6.66 per share.

Between January 1, 2004 and March 31, 2004, we granted options to purchase 192,436 shares of common stock under our 1995 stock option plan net of cancellations. As of March 31, 2004, 59,126 shares remained available for future issuance under this plan. Upon the completion of this offering, no shares of common stock will remain available for option grants under this plan.

Unless otherwise stated, all information in this prospectus assumes:

•	the automatic conversion of all outstanding shares of our convertible preferred stock into 29,100,184 shares of common stock immediately prior to completion of this offering; and

•	no exercise of the over-allotment option granted to the underwriters.

Immediately prior to completion of this offering, each share of preferred stock will convert into one share of common stock, except that each share of series F preferred stock will convert into 1.043 shares of common stock and each share of series G preferred stock will convert into 1.174 shares of common stock.

RECENT FINANCIAL RESULTS

For the three months ended March 31, 2004, our net revenue was $28.4 million, net income applicable to common stockholders was $4.1 million and diluted net income per share was $.10, as compared to net revenue of $11.3 million, net loss applicable to common stockholders of $1.5 million, which included a $468,000 deemed dividend, and diluted net loss per share of $.22 for the three months ended March 31, 2003. Gross margin for the three months ended March 31, 2004 was 57% as compared to 52% for the same period in 2003. The increase in revenue resulted primarily from a 163% increase in unit shipments of our chip sets and an increase in royalty revenue on IP core and premium software licenses, partially offset by a 17% decline in our average selling prices, as compared to the quarter ended March 31, 2003. The increase in gross margin resulted primarily from an increase in royalty revenue on IP core and premium software licenses. Our results of operations for the three months ended March 31, 2004 included stock compensation expense of $2.0 million, amortization of acquisition-related intangibles of $1.2 million and provision for income taxes of $214,000, as compared to stock compensation expense of $211,000, amortization of acquisition-related intangibles of $613,000 and income tax benefit of $66,000 for the three months ended March 31, 2003.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table presents our summary consolidated historical financial information. You should read this information together with the consolidated financial statements and related notes and the information under Management’s Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this prospectus.

	Year Ended December 31,
	2001 (Restated)	2002	2003
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Net revenue	$15,106	$30,357	$73,147
Gross profit	3,891	15,791	40,047
Total operating expenses	27,969	28,377	36,333
Operating income (loss)	(24,078)	(12,586)	3,714
Net income (loss)	$(23,694)	$(12,506)	$3,565
Net income (loss) applicable to common stockholders	$(23,694)	$(12,682)	$3,097
Net income (loss) per share:
Basic	$(3.73)	$(1.92)	$.45
Diluted	$(3.73)	$(1.92)	$.08
Weighted average number of shares used in per share calculations:
Basic	6,356	6,604	6,838
Diluted	6,356	6,604	37,820

The summary consolidated statement of operations data for the year ended December 31, 2001 have been restated to reflect adjustments to the classification of engineering services income in 2001, the calculation of the beneficial conversion feature related to series G preferred stock issued in September 2001 and the accounting for warrants issued in connection with our series H preferred stock in December 2001. See note 1 of the notes to our consolidated financial statements for an explanation of the determination of the number of shares used in computing per share data.

The following table presents a summary of our consolidated balance sheet data as of December 31, 2003:

•	on an actual basis;

•	on a pro forma basis to give effect to the automatic conversion of all of our outstanding shares of convertible preferred stock into 29,100,184 shares of common stock immediately prior to completion of this offering; and

•	on a pro forma as adjusted basis to further reflect the sale of 7,000,000 shares of common stock by us in this offering at the initial public offering price of $12.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

	December 31, 2003
	Actual	Pro Forma	Pro Forma As Adjusted
		(unaudited)	(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$16,715	$16,715	$92,635
Working capital	23,906	23,906	99,826
Total assets	88,628	88,628	164,548
Long-term obligations, less current portion	2,910	2,910	2,910
Convertible preferred stock	138,213	—	—
Total stockholders’ equity (deficit)	(64,023)	74,190	150,110

RISK FACTORS

You should carefully consider the risks described below before making a decision to buy our common stock. The risks and uncertainties described below are not the only ones we face. If any of the following risks actually occur, our business, financial condition and results of operations could be harmed. In that case, the trading price of our common stock could decline and you might lose all or part of your investment in our common stock. You should also refer to the other information set forth in this prospectus, including our consolidated financial statements and the related notes. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

Risks Related to Our Business

We have a history of losses, have only recently become profitable and may not sustain or increase profitability in the future.

We have only recently become profitable and may not sustain or increase profitability in the future. As of December 31, 2003, we had an accumulated deficit of approximately $91.4 million. We intend to significantly increase our research and development, sales and marketing and general and administrative expenses. We also expect to incur substantial stock-based compensation charges and charges related to amortization of acquired intangibles. If we do not sustain or increase profitability or otherwise meet the expectations of securities analysts or investors, the market price of our common stock will likely decline. The revenue and income potential of our business and market are unproven. Our revenue may not continue to increase at historical rates.

The market for Global Positioning System, or GPS,-based location awareness capabilities in high-volume consumer and commercial applications is emerging, and if this market does not develop as quickly as we expect, the growth and success of our business will be limited.

The market for GPS-based location awareness technology in high-volume consumer and commercial applications is new and its potential is uncertain. Many of these GPS-based applications have not been commercially introduced or have not achieved widespread acceptance. Our success depends on the rapid development of this market. We cannot predict the growth rate, if any, of this market. The development of this market depends on several factors, including the development of location awareness infrastructure by wireless network operators and the availability of location-aware content and services. The failure of the market for high-volume consumer and commercial GPS-based applications to develop in a timely manner would limit the growth and success of our business.

If we are unable to fund the development of new products to keep pace with rapid technological change, we will be unable to expand our business.

The market for high-volume consumer and commercial GPS-based applications is characterized by rapidly changing technology, such as low power or smaller form factors. This requires us to continuously develop new products and enhancements for existing products to keep pace with evolving industry standards and rapidly changing customer requirements. We may not have the financial resources necessary to fund future innovations. If we are unable to successfully define, develop and introduce competitive new products and enhance existing products, we may not be able to compete successfully in our market.

Development and delivery schedules for technology products are difficult to predict, and if we do not achieve timely initial customer shipments of new products, our reputation may suffer and our net revenue may decline.

Our ability to develop and deliver new products successfully will depend on various factors, including our ability to:

•	accurately predict market requirements and evolving industry standards for the high-volume GPS-based applications industry;

•	anticipate changes in technology standards, such as wireless technologies;

•	develop and introduce new products that meet market needs in a timely manner; and

•	attract and retain engineering and marketing personnel.

If we do not timely deliver new products or if these products do not achieve market acceptance, our reputation may suffer and our net revenue may decline. For example, we recently introduced three new products: SiRFstarIII, SiRFSoft with SiRFLoc client software and SiRFLoc server. These products are not yet in commercial production. If these or other products we introduce do not achieve market acceptance in a timely manner, our business would suffer.

Our quarterly revenue and operating results are difficult to predict, and if we do not meet quarterly financial expectations, our stock price will likely decline.

Our quarterly revenue and operating results are difficult to predict, and have in the past, and may in the future, fluctuate from quarter to quarter. It is possible that our operating results in some quarters will be below market expectations. This would likely cause the market price of our common stock to decline. Our quarterly operating results may fluctuate because of many factors, including:

•	our ability to successfully develop, introduce and sell new or enhanced GPS-based products in a timely manner;

•	changes in the relative volume of sales of our chip sets, our premium software offerings and our intellectual property cores, or IP cores, or other products, which have significantly different average selling prices and gross margins;

•	unpredictable volume and timing of customer orders;

•	the availability, pricing and timeliness of delivery of other components, such as flash memory and crystal oscillators, used in our customers’ products;

•	the timing of new product announcements or introductions by us or by our competitors;

•	seasonality in our various target markets;

•	product obsolescence and our ability to manage product transitions; and

•	decreases in the average selling prices of our products.

We base our planned operating expenses in part on our expectations of future revenue, and our expenses are relatively fixed in the short term. If revenue for a particular quarter is lower than we expect, we may be unable to proportionately reduce our operating expenses for that quarter, which would harm our operating results for that quarter.

Our lengthy sales cycle makes it difficult for us to forecast revenue and increases the variability of quarterly fluctuations, which could cause our stock price to decline.

We have a lengthy sales process in some of our target markets and our sales cycles typically range from six months to two years, depending on the market. We typically need to obtain a design win, where our product is incorporated into a customer’s initial product design. In some cases, due to the rapid growth of new GPS applications and products and our prospective customers’ inexperience with GPS technology, this process can be time-consuming and requires substantial investment of our time and resources. After we have developed and delivered a product to a customer, our customer often tests and evaluates our product before designing its own product to incorporate our technology. Our customers may need three to six months or longer to test and evaluate our technology and an additional 12 months or more to begin volume production of products that incorporate our technology. Because of this lengthy sales cycle, we may experience delays from the time we increase our operating expenses and our investments in committing capacity until the time that we generate revenue from these products. Also, a design win may never result in volume shipments. It is possible that we may not generate sufficient, if any, revenue from these products to offset the cost of selling and completing the design work.

Our success depends on our customers’ abilities to successfully sell their products incorporating our technology.

Even if a customer selects our technology to incorporate into its product, the customer may not ultimately market and sell its product successfully. A cancellation or change in plans by a customer, whether from lack of market acceptance of its products or otherwise, could cause us to lose sales that we had anticipated. Also, our business and operating results could suffer if a significant customer reduces or delays orders during our sales cycle or chooses not to release products that contain our technology.

Our operating results depend significantly on sales of our SiRFstarII product line.

We currently derive most of our revenue from sales of our SiRFstarII product line. If we fail to develop or achieve market acceptance of new GPS products, we will continue to depend on sales of our SiRFstarII product line. Any decline in sales of our SiRFstarII product line will adversely affect our net revenue and operating results.

The average selling prices of products in our markets have historically decreased rapidly and will likely do so in the future, which could harm our revenue and gross profits.

As is typical in the semiconductor industry, the average selling price of a product historically declines significantly over the life of the product. In addition, the products we develop and sell are used for high-volume applications. In the past, we have reduced the average selling prices of our products in anticipation of future competitive pricing pressures, new product introductions by us or our competitors and other factors. We expect that we will have to similarly reduce prices in the future for mature products. Reductions in our average selling prices to one customer could also impact our average selling prices to all customers. A decline in average selling prices would harm our gross margins. Our financial results will suffer if we are unable to offset any reductions in our average selling prices by increasing our sales volumes, reducing our costs, adding new features to our existing products or developing new or enhanced products on a timely basis with higher selling prices or gross margins.

We have derived a substantial majority of our net revenue from sales to the automotive, mobile phone and consumer device markets. If we fail to generate continued revenue from these markets or from additional markets, our revenue could decline.

We believe that over 90% of our net revenue in 2003 was attributable to products which were eventually incorporated into the automotive, mobile phone and consumer device markets. Consumer spending and the demand for our products in these markets is uncertain and may decline. If we cannot sustain or increase sales of our products into these markets or if we fail to generate revenue from additional markets, our net revenue could decline.

We depend primarily on three independent foundries to manufacture substantially all of our current products, and any failure to obtain sufficient foundry capacity could significantly delay our ability to ship our products and damage our customer relationships.

We do not own or operate a fabrication facility. We rely on third parties to manufacture our semiconductor products. Three outside foundries, NEC in Japan, Samsung in South Korea and STMicroelectronics in Italy, currently manufacture substantially all of our products.

Because we rely on outside foundries, we face several significant risks, including:

•	lack of manufacturing capacity and higher prices;

•	limited control over delivery schedules, quality assurance and control, manufacturing yields and production costs; and

•	the unavailability of, or potential delays in obtaining access to, key process technologies.

The ability of each foundry to provide us with semiconductors is limited by its available capacity. We do not have a guaranteed level of production capacity with any of these foundries and it is difficult to accurately forecast our capacity needs. We do not have long-term agreements with any of these foundries and we place our orders on a purchase order basis. We place our orders on the basis of our customers’ purchase orders and sales forecasts; however, the foundries can allocate capacity to the production of other companies’ products and reduce deliveries to us on short notice. It is possible that foundry customers that are larger and better financed than we are, or that have long-term agreements with the foundries, may induce our foundries to reallocate capacity to them. Any reallocation could impair our ability to secure the supply of semiconductors that we need.

Each of our semiconductor products is manufactured at only one foundry and if any one foundry is unable to provide the capacity we need, we may be delayed in shipping our products, which could damage our customer relationships and result in reduced revenue.

Although we use three separate foundries, each of our semiconductor products is manufactured at one of these foundries. If one of our foundries is unable to provide us with capacity as needed, we could experience significant delays delivering the semiconductor product being manufactured for us solely by that foundry. Also, if any of our foundries experiences financial difficulties, if they suffer damage to their facilities or if there is any other disruption of foundry capacity, we may not be able to qualify an alternative foundry in a timely manner. If we choose to use a new foundry or process for a particular semiconductor product, we believe that it would take us several months to qualify the new foundry or process before we can begin shipping products. If we cannot accomplish this qualification in a timely manner, we may experience a significant interruption in supply of the affected products.

The facilities of the independent foundries upon which we rely to manufacture all of our semiconductors are located in regions that are subject to earthquakes and other natural disasters, as well as geopolitical risk and social upheaval.

The outside foundries and their subcontractors upon which we rely to manufacture all of our semiconductors are located in countries that are subject to earthquakes and other natural disasters, as well as geopolitical risks and social upheavals. For example, Japan, where one of our foundries is located, experienced a major earthquake in January 1995, which caused power outages and significant damage to Japan’s infrastructure. Any earthquake or other natural disaster in these countries could materially disrupt these foundries’ production capabilities and could result in our experiencing a significant delay in delivery, or substantial shortage, of our products. In addition, these facilities are subject to risks associated with uncertain political, economic and other conditions in Asia, such as political turmoil in the region and the outbreak of SARS, which could disrupt the operation of these foundries and in turn harm our business. For example, South Korea and Japan, countries where two of our foundries are located, have North Korea as a neighboring state. North Korea is currently in discussions with the United States and other countries regarding its nuclear weapons program. Any geographical or social upheaval in these countries could materially disrupt the production capabilities of our foundries and could result in our experiencing a significant delay in delivery, or a substantial shortage of our products.

We place binding manufacturing orders based on our forecasts and if we fail to adequately forecast demand for our products, we may incur product shortages or excess product inventory.

Our third-party manufacturers require us to provide forecasts of our anticipated manufacturing orders and place binding manufacturing orders in advance of receiving purchase orders from our customers. This may result in product shortages or excess product inventory because we cannot easily increase or decrease our forecasts. Obtaining additional supply in the face of product shortages may be costly or impossible, particularly in the short term, which could prevent us from fulfilling orders. In addition, our chip sets have rapidly declining average selling prices. As a result, an incorrect forecast may result in substantial product in inventory that is aged and obsolete, which could result in writedowns of excess or obsolete inventory. Our failure to adequately forecast demand for our products could cause our quarterly operating results to fluctuate and cause our stock price to decline.

We may experience lower than expected manufacturing yields, which would delay the production of our semiconductor products.

The manufacture of semiconductors is a highly complex process. Minute impurities in a silicon wafer can cause a substantial number of wafers to be rejected or cause numerous die on a wafer to be nonfunctional. Semiconductor companies often encounter difficulties in achieving acceptable product yields from their manufacturers. Our foundries have from time to time experienced lower than anticipated manufacturing yields, including for our products. This often occurs during the production of new products or architectures or the installation and start-up of new process technologies. We may also experience yield problems as we migrate our manufacturing processes to smaller geometries. If we do not achieve planned yields, our product costs could increase, and product availability would decrease.

The loss of any of the three third-party subcontractors that assemble and test all of our current products could disrupt our shipments, harm our customer relationships and reduce our sales.

Three third-party subcontractors assemble and test all of our current chip sets either for our foundries or directly for us. As a result, we do not directly control our product delivery schedules, assembly and testing costs, quality assurance and control. If any of these subcontractors experiences capacity constraints or financial difficulties, if any subcontractor suffers any damage to its facilities or if there is any other disruption of assembly and testing capacity, we may not be able to obtain alternative assembly and testing services in a timely manner. We do not have long-term agreements with any of these subcontractors. We typically procure services from these suppliers on a per-order basis. Because of the amount of time that it usually takes us to qualify assemblers and testers, we could experience significant delays in product shipments if we are required to find alternative assemblers or testers for our semiconductor products. Any problems that we may encounter with the delivery, quality or cost of our products could damage our reputation and result in a loss of customers.

We use a third party to warehouse and ship a significant portion of our products and any failure to adequately store and protect our products or to deliver our products in a timely manner could harm our business.

We use a third party, JSI Shipping, located in Singapore, for a significant portion of our product warehousing and shipping. As a result, we rely on this third party to adequately protect and ensure the timely delivery of our products. Our warehoused products are insured under our general insurance policy, including the portion of our products warehoused by JSI. In 2003, our insurance premiums were approximately $44,000 for this coverage. If our products are not delivered in a timely manner or are not sufficiently protected prior to delivery, our business could suffer.

We have relied, and expect to continue to rely, on a limited number of customers for a significant portion of our net revenue, and our net revenue could decline due to the delay or loss of significant customer orders.

10 customers together accounted for approximately 67% of our net revenue in 2002, and 10 customers together accounted for approximately 87% of our net revenue in 2003. The following customers each accounted for over 10% of our net revenue for the periods indicated:

Year ended December 31, 2002:

Flextronics Mfg. (HK) Ltd.	13%

Year ended December 31, 2003:

Motorola	15%
Leadtek Research, Inc.	12
Flextronics Mfg. (HK) Ltd.	12
Siemens VDO Automotive AG	11
Promate Electronics Co. Ltd.	10

We expect that a small number of direct customers may constitute a significant portion of our net revenue for the foreseeable future. In some cases, these direct customers sell to a number of our indirect customers, such as Motorola’s iDEN Group, which in turn indirectly account for more than 10% of our net revenue. If we fail to successfully sell our products to one or more of our significant customers in any particular period, or if a large customer purchases fewer of our products, defers orders or fails to place additional orders with us, our net revenue could decline, and our operating results may not meet market expectations.

If our value-added manufacturer customers do not provide sufficient support, our business could be harmed.

Our products are highly technical and, as a result, may require a high level of customer support. We rely on our value-added manufacturers to support our products. If these value-added manufacturers cannot successfully support our products which are embedded in their products, our reputation could be harmed and future sales of our products could be adversely affected.

Our future success depends on building relationships with customers that are market leaders. If we cannot establish these relationships or if these customers develop their own systems or adopt a competitor’s products instead of buying our products, our business may not succeed.

We intend to continue to pursue customers who are leaders in our target markets. We may not succeed in establishing these relationships because these companies may develop their own systems or adopt one of our competitors’ products. These relationships often require us to develop new premium software that involves significant technological challenges. These types of customers also frequently place considerable pressure on us to meet their tight development schedules. We may have to devote a substantial amount of our limited resources to these relationships, which could detract from or delay our completion of other important development projects. Delays in development of these projects could impair our relationships with other customers and negatively impact sales of the products under development.

Because competition for qualified personnel is intense in our industry and in our geographic regions, we may not be able to recruit and retain necessary personnel, which could impact the development or sales of our products.

Our success will depend on our ability to attract and retain senior management, engineering, sales, marketing and other key personnel, such as GPS, radio frequency, or RF, and application-specific integrated circuit, or ASIC, engineers. Because of the intense competition for these personnel, particularly in the San Francisco Bay Area and Los Angeles, we may be unable to attract and retain key technical and managerial personnel. If we are unable to retain our existing personnel, or attract and train additional qualified personnel, our growth may be limited due to our lack of capacity to develop and market our products. All of our key employees are employed on an “at will” basis. The loss of any of these key employees could slow our product development processes and sales efforts or harm investors’ perception of our business. We may also incur increased operating expenses and be required to divert the attention of other senior executives to recruit replacements for key personnel. Also, we may have more difficulty attracting personnel after we become a public company because of the perception that the stock option component of our compensation package may not be as valuable.

If we fail to manage our growth or successfully integrate our management team, our business may not succeed.

We have recently expanded our management team. For example, Michael L. Canning, our President and Chief Executive Officer, Jamshid Basiji, our Vice President of Engineering, Joseph LaValle, our Vice President of Sales, and Atul Shingal, our Vice President of Operations, have all joined us the past several months. If the integration of new members to our management team does not go as smoothly as anticipated, it could negatively affect our ability to execute our business plan.

We have also significantly expanded our operations in the United States and internationally, and we plan to continue to expand the geographic scope of our operations. To manage our growth, we must implement and improve additional and existing administrative, financial and operations systems, procedures and controls. Our failure to manage growth could disrupt our operations and could limit our ability to pursue potential market opportunities.

Defects in our products could result in a decrease of customers and revenue, unexpected expenses and loss of market share.

Our products are complex and must meet stringent quality requirements. Products as complex as ours may contain undetected errors or defects, especially when first introduced or when new versions are released. For example, our products may contain errors which are not detected until after they are shipped because we cannot test for all possible scenarios. Errors or defects may not be detected until after commercial shipments, which could result in customers’ rejection of our products, damage to our reputation, lost revenue, diverted development resources and increased customer service and support costs and warranty claims.

The limited warranty provisions in our agreements with some customers expose us to risks from product liability claims.

Our agreements with some customers contain limited warranty provisions, which provide the customer with a right to damages if a defect is traced to our products or if we cannot correct errors reported during the warranty period. If our contractual limitations are unenforceable in a particular jurisdiction or if we are exposed to product liability claims that are not covered by insurance, a successful claim could require us to pay substantial damages.

We intend to evaluate acquisitions or investments in complementary technologies and businesses, and we may not realize the anticipated benefits of these acquisitions or investments.

As part of our business strategy, we plan to evaluate acquisitions of, or investments in, complementary technologies and businesses. For example, in September 2001, we acquired Conexant’s GPS chip set business, and in March 2003, we acquired Enuvis, a developer of wireless aided-GPS, or AGPS, technology. AGPS is an operational mode of a GPS receiver operating in a network that receives aiding from the network to help determine the user’s position. We may be unable to identify suitable acquisition candidates in the future or to make these acquisitions on a commercially reasonable basis, or at all. Any future acquisitions and investments would have several risks, including:

•	our inability to successfully integrate acquired technologies or operations;

•	diversion of management’s attention;

•	potentially dilutive issuances of equity securities or the incurrence of debt or contingent liabilities;

•	expenses related to amortization of intangible assets;

•	potential write-offs of acquired assets;

•	loss of key employees of acquired businesses; and

•	our inability to recover the costs of acquisitions or investments.

We may not realize the anticipated benefits of any acquisition or investment.

We may not obtain sufficient patent protection, which could harm our competitive position and increase our expenses.

Our success and ability to compete depends to a significant degree upon the protection of our proprietary technology. As of December 31, 2003, we had 70 patents granted in the United States, 92 patent applications pending in the United States, 10 patents granted in foreign countries and 72 foreign patent applications pending. Our patent applications may not provide protection of all competitive aspects of our technology or may not result in issued patents. Any patents issued may provide only limited protection for our technology and the rights that may be granted under any future patents that may be issued may not provide competitive advantages to us. Also, patent protection in foreign countries may be limited or unavailable where we need this protection. It is possible that competitors may independently develop similar technologies or design around our patents and competitors could also successfully challenge any issued patent.

We also rely upon trademark, copyright and trade secret laws and contractual restrictions to protect our proprietary rights, and, if these rights are not sufficiently protected, it could harm our ability to compete and generate revenue.

We also rely on a combination of trademark, copyright and trade secret laws, and contractual restrictions, such as confidentiality agreements and licenses, to establish and protect our proprietary rights. Our ability to compete and grow our business could suffer if these rights are not adequately protected. We seek to protect our source code for our software, and design code for our chip sets, documentation and other written materials under trade secret and copyright laws. We license our software and IP cores under signed license agreements, which impose restrictions on the licensee’s ability to utilize the software and IP cores. We also seek to avoid disclosure of our intellectual property by requiring employees and consultants with access to our proprietary information to execute confidentiality agreements. The steps taken by us to protect our proprietary information may not be adequate to prevent misappropriation of our technology. Our proprietary rights may not be adequately protected because:

•	laws and contractual restrictions may not prevent misappropriation of our technologies or deter others from developing similar technologies; and

•	policing unauthorized use of our intellectual property is difficult, expensive and time-consuming, and we may be unable to determine the extent of any unauthorized use.

The laws of other countries in which we market our products, such as some countries in the Asia/Pacific region, may offer little or no protection of our proprietary technologies. Reverse engineering, unauthorized copying or other misappropriation of our proprietary technologies could enable third parties to benefit from our technologies without paying us for doing so, which would harm our competitive position and market share.

Our intellectual property indemnification practices may adversely impact our business.

We have agreed to indemnify some customers for certain costs and damages of intellectual property infringement in some circumstances. This practice may subject us to significant indemnification claims by our customers or others. In addition to indemnification claims by our customers, we may also have to defend related third-party infringement claims made directly against us. In some instances, our GPS products are designed for use in devices used by potentially millions of consumers, such as cellular telephones, which could subject us to considerable exposure should an infringement claim occur. For example, we received a letter from a major customer in August 2003 informing us that this customer received notice from one of our competitors that the inclusion of our chip sets into our customer’s products requires the payment of patent license fees to the competitor. In April 2004, we received additional notices from this customer regarding reimbursement of these patent license fees with respect to certain previously purchased products and future such products purchased. We cannot assure you that such claims will not be pursued or that these claims, if pursued, would not harm our business.

We may face intellectual property infringement claims that could be time-consuming and costly to defend and could result in our loss of significant rights.

Other parties may assert intellectual property infringement claims against us, and our products may infringe the intellectual property rights of third parties. For example, in 2000, we entered into a settlement and cross-

licensing agreement with a third party regarding patent infringement under which we agreed to pay approximately $5.0 million and issued a warrant to purchase shares of our preferred stock.

From time to time, we and our customers receive letters, including letters from various industry participants, alleging infringement of patents. We may also initiate claims to defend our intellectual property. Intellectual property litigation is expensive and time-consuming and could divert management’s attention from our business. If there is a successful claim of infringement, we may be required to pay substantial damages to the party claiming infringement, develop non-infringing technology or enter into royalty or license agreements that may not be available on acceptable terms, if at all. Our failure to develop non-infringing technologies or license the proprietary rights on a timely basis would harm our business. Also, we may be unaware of filed patent applications that relate to our products. Parties making infringement claims may be able to obtain an injunction, which could prevent us from selling our products or using technology that contains the allegedly infringing intellectual property. Parties making infringement claims may also be able to bring an action before the International Trade Commission that could result in an order stopping the importation into the United States of our products. Any intellectual property litigation could have a material adverse effect on our business, operating results or financial condition.

Part of our business uses a royalty-based business model, which has inherent risks.

Although a substantial majority of our net revenue is derived from sales of our chip sets, in recent periods, we have had a portion of our net revenue from large customers in the wireless markets come from royalties paid by licensees of our technology. Royalty payments are based on the number of semiconductor chips shipped which contain our GPS technology or our premium software. We depend on our ability to structure, negotiate and enforce agreements for the determination and payment of royalties. We face risks inherent in a royalty-based business model, many of which are outside of our control, including, but not limited to, the following:

•	the rate of adoption and incorporation of our technology by wireless handset makers and wireless infrastructure vendors;

•	the demand for products incorporating our licensed technology; and

•	the cyclicality of supply and demand for products using our licensed technology.

It is difficult for us to verify royalty amounts owed to us under our licensing agreements, and this may cause us to lose revenue.

The standard terms of our license agreements require our licensees to document the manufacture and sale of products that incorporate our technology and report this data to us on a quarterly basis. Although our standard license terms give us the right to audit books and records of our licensees to verify this information, audits can be expensive, time-consuming and potentially detrimental to our ongoing business relationship with our licensees. As a result, to date, we have relied exclusively on the accuracy of reports supplied by our licensees without independently verifying the information in them. Any significant inaccuracy in the reporting by our licensees or our failure to audit our licensees’ books and records may result in our receiving less royalty revenue than we are entitled to under the terms of our license agreements.

Some of our customers could eventually become our competitors.

Many of our customers are also large integrated circuit suppliers and some of our large customers already have GPS expertise in-house. These large customers have longer operating histories, significantly greater resources and name recognition, and a larger base of customers than we do. The process of licensing our technology and support of such customers to effectuate the transfer of technology may enable them to become a source of competition to us, despite our efforts to protect our intellectual property rights. We currently sell to some customers who also compete with us. In addition, we compete with divisions within some of our customers. For example, we sell GPS chips to different divisions within Motorola, which has also been a competitor of ours.

In addition, STMicroelectronics, a customer of ours, has an internally developed GPS solution for the automotive market in which we compete. Further, each new design by a customer presents a competitive situation. We have in the past lost design wins to divisions within our customers and this may occur again in the future. We cannot assure you that these customers will not continue to compete with us, that they will continue as our customers or that they will continue to license products from us at the same volumes. Competition could increase pressure on us to lower our prices and profit margins.

Our operations are primarily located in California and, as a result, are subject to earthquakes and other catastrophes.

Our business operations depend on our ability to maintain and protect our facilities, computer systems and personnel, which are primarily located in San Jose, California and in Irvine, California. San Jose and Irvine exist on or near known earthquake fault zones. Should an earthquake or other catastrophe, such as a fire, flood, power loss, communication failure or similar event, disable our facilities, we do not have readily available alternative facilities from which to conduct our business.

Changes to financial accounting standards may affect our results of operations and cause us to change our business practices.

We prepare our financial statements to conform with generally accepted accounting principles, or GAAP, in the United States. These accounting principles are subject to interpretation by the American Institute of Certified Public Accountants, the Securities and Exchange Commission and various bodies formed to interpret and create appropriate accounting policies. A change in those policies can have a significant effect on our reported results and may affect our reporting of transactions completed before a change is announced. Changes to those rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business. For example, accounting policies affecting many aspects of our business, including rules relating to employee stock option grants, have recently been revised or are under review. There has been ongoing public debate whether employee stock option and employee stock purchase plans shares should be treated as a compensation expense and, if so, how to properly value these charges. If we elected or were required to record an expense for our stock-based compensation plans using the fair value method, we could have significant accounting charges. Although standards have not been finalized, and the timing of a final statement has not been established, the Financial Accounting Standards Board has announced its support for recording expense for the fair value of stock options granted.

Risks Related to Our Industry

Because many companies sell in the market for GPS-based products, we must compete successfully to gain market share.

The market for our products is competitive and rapidly evolving. We expect competition to increase. Increased competition may result in price reductions, reduced margins or loss of market share. We may be unable to compete successfully against current or future competitors. Some of our customers are also competitors of ours. Within each of our markets, we face competition from public and private companies as well as our customers’ in-house design efforts. For chip sets, our main competitors include Analog Devices, Motorola, Philips, QUALCOMM, Sony, STMicroelectronics, Texas Instruments and Trimble, as well as some start-up companies. For modules based on our products, the main competitors are Furuno, JRC, Motorola, Sony and Trimble. For licensed IP cores, our competitors include QUALCOMM and Trimble. Licensees of our competitors’ products may also compete against us.

In the wireless market, we compete against products based on alternative location technologies that do not rely on GPS, such as wireless infrastructure-based systems. These systems are based on technologies that compute a caller’s location by measuring the differences of signals between individual base stations. If these technologies become more widely adopted, market acceptance of our products may decline. Competitors in these areas include

Andrew, Cambridge Positioning Systems and TruePosition. Further, alternative satellite-based navigation systems such as Galileo, which is being developed by European governments, may reduce the demand for GPS-based applications or cause customers to postpone decisions on whether to integrate GPS capabilities into their products.

Many of our competitors have significantly greater financial, technical, manufacturing, marketing, sales and other resources than we do. We also believe that our success depends on our ability to establish and maintain relationships with established system providers and industry leaders. Our failure to establish and maintain these relationships, or the preemption of relationships by the actions of other competitors, will harm our ability to penetrate emerging markets.

Cyclicality in the semiconductor industry may affect our revenue and, as a result, our operating results could be adversely affected.

The semiconductor industry has historically been cyclical and is characterized by wide fluctuations in product supply and demand. From time to time, this industry has experienced significant downturns, often in connection with, or in anticipation of, maturing product and technology cycles, excess inventories and declines in general economic conditions. This cyclicality could cause our operating results to decline dramatically from one period to the next. In addition to the sale of chip sets, our business depends on the volume of production by our technology licensees, which, in turn, depends on the current and anticipated market demand for semiconductors and products that use semiconductors. As a result, if we are unable to control our expenses adequately in response to lower revenues from our chip set customers and technology licensees, our operating results will suffer and we might experience operating losses.

We derive a substantial portion of our revenue from international sales and conduct some of our business internationally, and economic, political and other risks may harm our international operations and cause our revenue to decline.

We derived approximately 80% and 87% of our net revenue on export sales from the United States in 2002 and 2003. Export sales from the United States to the Asia/Pacific region accounted for approximately 60% and 63% of our net revenue in 2002 and 2003. We maintain sales offices in Europe and the Asia/Pacific region and may expand our international operations. Risks we face in conducting business internationally include:

•	multiple, conflicting and changing laws and regulations, export and import restrictions, employment laws, regulatory requirements and other governmental approvals, permits and licenses;

•	difficulties and costs in staffing and managing foreign operations as well as cultural differences;

•	international terrorism, particularly in emerging markets;

•	trade restrictions or high tariffs that favor local competition in some countries;

•	laws and business practices favoring local companies;

•	potentially adverse tax consequences, such as withholding tax obligations on license revenue that we may not be able to offset fully against our U.S. tax obligations, including the further risk that foreign tax authorities may recharacterize license fees or increase tax rates, which could result in increased tax withholdings and penalties;

•	potentially reduced protection for intellectual property rights, for example, in China;

•	inadequate local infrastructure and transportation delays;

•	financial risks, such as longer sales and payment cycles, greater difficulty collecting accounts receivable and exposure to foreign currency exchange and rate fluctuations;

•	failure by us or our customers to gain regulatory approval for use of our products; and

•	political and economic instability, including wars, acts of terrorism, political unrest, a recurrence of the SARS outbreak, boycotts, curtailments of trade and other business restrictions.

Also, there may be reluctance in some foreign markets to purchase products based on GPS technology, due to the control of GPS by the United States government. Any of these factors could significantly harm our future international sales and operations and, consequently, our business.

We may have difficulty in protecting our intellectual property rights in foreign countries, which could increase the cost of doing business or cause our revenue to decline.

Our intellectual property is used in a large number of foreign countries. There are many countries, such as China, in which we have no issued patents, or that may have reduced intellectual property protection. In addition, effective intellectual property enforcement may be unavailable or limited in some foreign countries. It may be difficult for us to protect our intellectual property from misuse or infringement by other companies in these countries. For example, if our foundries lose control of our intellectual property, it would be more difficult for us to take remedial measures because our foundries are located in countries that do not have the same protection for intellectual property that is provided in the United States. Furthermore, we expect this to become a greater problem for us as our technology licensees increase their manufacturing in countries which provide less protection for intellectual property. Our inability to enforce our intellectual property rights in some countries may harm our business.

The GPS market could be subject to governmental and other regulations that may increase our cost of doing business or decrease demand for our products.

GPS technology is restricted and its export is controlled. The United States government may restrict specific uses of GPS technology in some applications for privacy or other reasons. The United States government may also block the civilian GPS signal at any time or in hostile areas. In addition, the policies of the United States government for the use of GPS without charge may change. The growth of the GPS market could be limited by government regulation or other action. These regulations or actions could interrupt or increase our cost of doing business.

Reallocation of the radio frequency bands used by GPS technology may harm the utility and reliability of our products.

GPS technology uses radio frequency bands that are globally allocated for radio navigation satellite services. International allocations of radio frequency bands are made by the International Telecommunications Union, a specialized technical agency of the United Nations. These allocations are further governed by radio regulations which have treaty status and which are subject to modification every two to three years by the World Radio Communication Conference. Any reallocation of radio frequency bands, including frequency band segmentation or spectrum sharing, may negatively affect the utility and reliability of GPS-based products. Also, unwanted emissions from mobile satellite services and other equipment operating in adjacent frequency bands or inband from licensed and unlicensed devices may negatively affect the utility and reliability of GPS-based products. The Federal Communications Commission continually receives proposals for new technologies and services which may seek to operate in, or across, the radio frequency bands currently used by the GPS and other public services. For example, in May 2000, the Federal Communications Commission issued a proposed rule for the operation of ultra-wideband radio devices on an unlicensed basis in the same frequency bands. These ultra-wideband devices might cause interference with the reception of GPS signals. This could reduce demand for GPS-based products, which could reduce our sales and revenue. Adverse decisions by the Federal Communications Commission that result in harmful interference to the delivery of the GPS signals may harm the utility and reliability of GPS-based products.

Our technology relies on the GPS satellite network, and any disruption in this network would impair the viability of our business.

The satellites and ground support systems that provide GPS signals are complex electronic systems subject to electronic and mechanical failures and possible sabotage. The satellites were originally designed to have lives of six to seven years and are subject to damage by the hostile space environment in which they operate. However, some of the satellites currently deployed have already been in place for 14 years. Repairing damaged or malfunctioning satellites is currently not economically feasible. If a significant number of satellites were to become inoperable, there could be a substantial delay before they are replaced with new satellites, or they may not be replaced at all. A reduction in the number of operating satellites would impair the operations or utility of GPS, which would have a material negative effect on our business. The United States government may not remain committed to the maintenance of GPS satellites over a long period.

Personal privacy concerns may limit the growth of the high-volume consumer and commercial GPS-based applications and demand for our products.

GPS-based consumer and commercial applications rely on the ability to receive, analyze and store location information. Consumers may not accept some GPS applications because of the fact that their location can be tracked by others and that this information could be collected and stored. Also, federal and state governments may disallow specific uses of GPS technology for privacy or other reasons or could subject this industry to regulation. If consumers view GPS-based applications as a threat to their privacy, demand for some GPS-based products could decline.

We may experience a decrease in market demand due to uncertain economic conditions in the United States and in international markets, which has been further exacerbated by the concerns of terrorism, war and social and political instability.

Economic growth in the United States and international markets has slowed significantly, and the United States economy has recently been in a recession. The timing of a full economic recovery is uncertain. In addition, the terrorist attacks in the United States and turmoil in the Middle East have increased the uncertainty in the United States economy and may contribute to a decline in economic conditions, both domestically and internationally. Terrorist acts and similar events, or war in general, could contribute further to a slowdown of the market demand for goods and services, including demand for our products. If the economy declines as a result of the recent economic, political and social turmoil, or if there are further terrorist attacks in the United States or elsewhere, we may experience decreases in the demand for our products, which may harm our operating results.

Risks Related to this Offering

Our stock price may be volatile, and you may not be able to resell shares of our common stock at or above the price you paid, or at all.

Prior to this offering, our common stock has not been traded in a public market. We cannot predict the extent to which a trading market will develop or how liquid that market might become. The initial public offering price for the shares was determined by negotiations between us, the selling stockholders and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. The trading price of our common stock could be subject to wide fluctuations due to the factors discussed in this risk factors section and elsewhere in this prospectus. In addition, the stock market in general and the Nasdaq National Market and technology companies in particular have experienced extreme price and volume fluctuations. These trading prices and valuations may not be sustainable. These broad market and industry factors may decrease the market price of our common stock, regardless of our actual operating performance. In addition, in the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

If securities or industry analysts do not publish research or reports about our business, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of the analysts who cover us downgrade our stock, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Our ability to raise capital in the future may be limited, and our failure to raise capital when needed could prevent us from executing our growth strategy.

We believe that our existing cash, short-term and long-term investments and existing amounts available under our bank line of credit will be sufficient to meet our anticipated cash needs for at least the next 12 months. The timing and amount of our working capital and capital expenditure requirements may vary significantly depending on numerous factors, including:

•	market acceptance of our products;

•	the need to adapt to changing technologies and technical requirements;

•	the existence of opportunities for expansion; and

•	access to and availability of sufficient management, technical, marketing and financial personnel.

If our capital resources are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity securities or debt securities or obtain other debt financing. The sale of additional equity securities or convertible debt securities would result in additional dilution to our stockholders. Additional debt would result in increased expenses and could result in covenants that would restrict our operations. We have not made arrangements to obtain additional financing, and there is no assurance that financing, if required, will be available in amounts or on terms acceptable to us, if at all.

Substantial future sales of our common stock in the public market could cause our stock price to fall.

Additional sales of our common stock in the public market after this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline. Upon completion of this offering, we will have 43,844,859 shares of common stock outstanding. All shares sold in this offering, other than the up to 350,000 shares sold in our directed share program, will be freely transferable without restriction or additional registration under the Securities Act of 1933. The remaining shares of common stock outstanding after this offering will be available for sale, upon the expiration of lockup agreements with us or the underwriters under which our directors, executive officers, selling stockholders and substantially all of our other stockholders have agreed not to sell or otherwise dispose of their shares of common stock in the public market, subject to volume and other restrictions as applicable under Rule 144 and 701 under the Securities Act, as follows:

Number of Shares	Date of Availability for Sale
211,401	Prior to 180 days after the date of this prospectus

22,535,570	Upon expiration of the 180-day lockup agreement, subject to volume limitations and other limits as applicable

10,370,638	Upon expiration of the 240-day lockup agreement, subject to volume limitations and other limits as applicable

77,250	At various times thereafter

Any or all of these shares may be released prior to expiration of the lockup period at the discretion of Morgan Stanley & Co. Incorporated. To the extent shares are released before the expiration of the lockup period and these shares are sold into the market, the market price of our common stock could decline. The remaining shares of our common stock will become available for sale at various times thereafter upon the expiration of one-year holding periods.

In addition, the holders of approximately 29,940,903 shares of common stock have the right to cause us to register the sale of those shares under the Securities Act. Shares sold by selling stockholders in this offering will no longer be entitled to these registration rights. Registration of these shares under the Securities Act would result in these shares, other than shares purchased by our affiliates, becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration.

Purchasers in this offering will immediately experience substantial dilution in net tangible book value.

Because our common stock has in the past been sold at prices substantially lower than the initial public offering price that you will pay, you will suffer immediate dilution of $9.65 per share in net tangible book value, based on the initial offering price of $12.00 per share of common stock. The exercise of outstanding options and warrants may result in further dilution.

We have no specific business plan for the net proceeds from this offering. Our management will therefore have significant flexibility in using the net proceeds of this offering, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

We intend to use the net proceeds from this offering for general corporate purposes, including working capital. We may also use a portion of the net proceeds to acquire or invest in businesses, products and technologies that we believe will complement our business. However, depending on future developments and circumstances, we may use some of the proceeds for other purposes. We do not have more specific plans for the net proceeds from this offering. Therefore, our management will have significant flexibility in applying the net proceeds of this offering. The net proceeds could be applied in ways that do not improve our operating results. The actual amounts and timing of these expenditures will vary significantly depending on a number of factors, including the amount of cash used in or generated by our operations and the market response to the introduction of any new product offerings.

Our corporate actions are substantially controlled by officers, directors, principal stockholders and affiliated entities.

After this offering, our directors, executive officers and their affiliated entities will beneficially own approximately 30.8% of our outstanding common stock. These stockholders, if they acted together, could exert substantial influence over matters requiring approval by our stockholders, including electing directors and approving mergers or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our stockholders of an opportunity to receive a premium for their stock as part of a sale of our company and might reduce our stock price. These actions may be taken even if they are opposed by our other stockholders, including those who purchase shares in this offering.

Delaware law and our corporate charter and bylaws contain anti-takeover provisions that could delay or discourage takeover attempts that stockholders may consider favorable.

Provisions in our certificate of incorporation, as amended and restated upon the closing of this offering, may have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

•	the right of the board of directors to elect a director to fill a vacancy created by the expansion of the board of directors;

•	the establishment of a classified board of directors requiring that not all members of the board be elected at one time;

•	the prohibition of cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;

•	the requirement for advance notice for nominations for election to the board of directors or for proposing matters that can be acted upon at a stockholders’ meeting;

•	the ability of the board of directors to alter our bylaws without obtaining stockholder approval;

•	the ability of the board of directors to issue, without stockholder approval, up to 5,000,000 shares of preferred stock with terms set by the board of directors, which rights could be senior to those of common stock;

•	the required approval of holders of at least two-thirds of the shares entitled to vote at an election of directors to adopt, amend or repeal our bylaws or amend or repeal the provisions of our certificate of incorporation regarding the election and removal of directors and the ability of stockholders to take action;

•	the required approval of holders of at least two-thirds of the shares entitled to vote at an election of directors to remove directors for cause; and

•	the elimination of the right of stockholders to call a special meeting of stockholders and to take action by written consent.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us. These provisions in our certificate of incorporation, bylaws and under Delaware law could discourage potential takeover attempts and could reduce the price that investors might be willing to pay for shares of our common stock in the future and result in the market price being lower than they would without these provisions.

We will incur increased costs as a result of being a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission and Nasdaq, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. For example, as a result of becoming a public company, we have added an independent director, created additional board committees and adopted policies regarding internal controls and disclosure controls and procedures. In addition, we will incur additional costs associated with our public company reporting requirements. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	our expectations regarding our expenses and international sales and operations;

•	our anticipated cash needs and our estimates regarding our capital requirements and our needs for additional financing;

•	plans for future products and services and for enhancements of existing products and services;

•	our anticipated growth strategies;

•	our intellectual property;

•	anticipated trends and challenges in our business and the markets in which we operate;

•	statements regarding our potential legal proceedings;

•	our ability to attract customers; and

•	sources of new revenue.

In some cases, you can identify forward-looking statements by such terms as “may,” “might,” “will,” “objective,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “estimate,” “predict,” “potential,” “plan,” “is designed to” or the negative of these terms, and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in this prospectus in greater detail under the heading “Risk Factors.” Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. Unless required by U.S. federal securities laws, we do not intend to update any of these forward-looking statements to reflect circumstances or events that occur after the statement is made.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus contains statistical data that we obtained from industry publications and reports generated by Gartner, Inc., IDC and Ward’s Communications. These industry publications generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. Although we believe that the publications are reliable, we have not independently verified their data.

USE OF PROCEEDS

We estimate that we will receive net proceeds of $75,920,000 from our sale of the 7,000,000 shares of common stock offered by us in this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $94,334,000. We will not receive any of the net proceeds from the sale of the shares by the selling stockholders.

We intend to use the net proceeds for general corporate purposes, including working capital. We do not have more specific plans for the net proceeds from this offering. We may also use a portion of the net proceeds to acquire businesses, products and technologies that we believe will complement our business. We are not currently engaged in any negotiations for any acquisitions.

We have not yet determined all of our anticipated expenditures and therefore cannot estimate the amounts to be used for each of the purposes discussed above. The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, competitive and technological developments and the rate of growth, if any, of our business. Accordingly, our management will have significant flexibility in applying the net proceeds from this offering. Pending the uses described above, we intend to invest the net proceeds from this offering in short-term, interest-bearing, investment-grade securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock, and we do not currently intend to pay any cash dividends on our common stock in the foreseeable future. We expect to retain future earnings, if any, to fund the development and growth of our business. Our board of directors will determine future dividends, if any. In addition, our revolving bank line of credit currently prohibits the payment of dividends without the prior written consent of the bank.

CAPITALIZATION

The following table describes our capitalization as of December 31, 2003:

•	on an actual basis;

•	on a pro forma basis to give effect to the automatic conversion of all of our outstanding shares of convertible preferred stock into 29,100,184 shares of common stock immediately prior to completion of this offering; and

•	on a pro forma as adjusted basis to further reflect the sale of 7,000,000 shares of common stock by us in this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with Management’s Discussion and Analysis of Financial Condition and Results of Operations and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	December 31, 2003
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share and per share data)
Long-term obligations, less current portion	$2,910	$2,910	$2,910

Convertible preferred stock, $.0001 par value per share; 35,000,000 shares authorized, 27,884,261 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	138,213	—	—

Stockholders’ equity (deficit):
Preferred stock, $.0001 par value per share; no shares authorized, issued and outstanding, actual; 5,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—	—
Common stock, $.0001 par value per share; 55,000,000 shares authorized, 7,744,675 shares issued and outstanding, actual; 55,000,000 shares authorized, 36,844,859 shares issued and outstanding, pro forma; 250,000,000 shares authorized, 43,844,859 shares issued and outstanding, pro forma as adjusted	1	4	4
Additional paid-in capital	36,013	174,223	250,143
Deferred stock compensation	(8,686)	(8,686)	(8,686)
Accumulated other comprehensive income	22	22	22
Accumulated deficit	(91,373)	(91,373)	(91,373)

Total stockholders’ equity (deficit)	(64,023)	74,190	150,110

Total capitalization	$77,100	$77,100	$153,020

The number of shares shown as issued and outstanding in the table above excludes:

•	warrants to purchase 840,719 shares of our common stock at a weighted average exercise price of $6.66 per share;

•	8,221,199 shares of common stock issuable upon the exercise of stock options outstanding as of December 31, 2003, at a weighted average exercise price of $3.72 per share; and

•	6,000,000 shares of common stock reserved for future issuance under our 2004 stock incentive plan and 2004 employee stock purchase plan.

Between January 1, 2004 and March 31, 2004, we granted options to purchase 192,436 shares of common stock under our 1995 stock option plan net of cancellations. As of March 31, 2004, 59,126 shares remained available for future issuance under this plan. Upon the completion of this offering, no shares of common stock will remain available for option grants under this plan.

DILUTION

Our net tangible book value as of December 31, 2003 was approximately $27.2 million, or $.74 per share of common stock. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding, assuming the conversion of all shares of convertible preferred stock outstanding as of December 31, 2003 into shares of our common stock. Dilution in net tangible book value per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of common stock immediately after completion of this offering. After giving effect to the sale of the 7,000,000 shares of common stock by us, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value as of December 31, 2003 would have been approximately $103.1 million, or $2.35 per share of common stock. This represents an immediate increase in net tangible book value of $1.61 per share of common stock to existing stockholders and an immediate dilution in net tangible book value of $9.65 per share to new investors purchasing shares of common stock in this offering. The following table illustrates this per share dilution:

Initial public offering price per share		$12.00
Net tangible book value per share before this offering	$.74
Increase in net tangible book value per share attributable to new investors	1.61

Net tangible book value per share after this offering		2.35

Dilution in net tangible book value per share to new investors		$9.65

The following table summarizes as of December 31, 2003, the number of shares of common stock purchased from us, the total cash consideration paid and the average cash price per share paid by existing and new investors purchasing shares of common stock in this offering, before deducting the underwriting discounts and commissions and estimated offering expenses. The table below reflects the value of shares issued in connection with our acquisition of Conexant’s GPS chip set business in September 2001 and our acquisition of Enuvis in March 2003 at the allocated price per share, as these shares were not issued for cash consideration.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	27,403,337	62.5%	$82,750,289	37.5%	$3.02
Common stock to be issued upon conversion of preferred stock in connection with the acquisition of:
Conexant	7,869,105	17.9	43,579,140	19.8	5.54
Enuvis	1,572,417	3.6	10,220,711	4.6	6.50

Subtotal	36,844,859	84.0	136,550,140	61.9	3.71
New investors	7,000,000	16.0	84,000,000	38.1	12.00

Total	43,844,859	100.0%	$220,550,140	100.0%

The table above also assumes no exercise of any outstanding stock options and no exercise of any outstanding warrants to purchase our common stock. As of December 31, 2003, there were 8,221,199 shares of common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $3.72 per share and outstanding warrants to purchase 840,719 shares of our common stock at a weighted average exercise price of $6.66 per share. In addition, there are 6,000,000 shares of common stock reserved for future issuance under our 2004 stock incentive plan and 2004 employee stock purchase plan. Between January 1, 2004 and March 31, 2004, we granted options to purchase 192,436 shares of common stock under our 1995 stock option plan net of cancellations. As of March 31, 2004, 59,126 shares remained available for future issuance under this plan. Upon the completion of this offering, no shares of common stock will remain available for option grants under this plan. At December 31, 2003, assuming exercise and payment of all outstanding options and warrants and after giving effect to this offering, net tangible book value would have been approximately $139.3 million, representing dilution of $9.37 per share to new investors.

If the underwriters’ over-allotment option is exercised in full and assuming no exercise of any outstanding stock options or warrants to purchase our common stock, the number of shares of common stock held by existing stockholders will be reduced to 81.0% of the total number of shares of common stock to be outstanding after this offering; and the number of shares of common stock held by the new investors will be increased to 8,650,000 shares or 19.0% of the total number of shares of common stock outstanding after this offering.

The table below assumes the exercise of all outstanding stock options and the exercise of warrants to purchase shares of our common stock outstanding at December 31, 2003:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	27,403,337	51.8%	$82,750,289	32.2%	$3.02
Common stock to be issued upon conversion of preferred stock in connection with the acquisitions of:
Conexant	7,869,105	14.9	43,579,140	17.0	5.54
Enuvis	1,572,417	3.0	10,220,711	4.0	6.50
Shares subject to options and warrants	9,061,918	17.1	36,171,154	14.1	3.99

Subtotal	45,906,777	86.8	172,721,294	67.3	3.76
New investors	7,000,000	13.2	84,000,000	32.7	12.00

Total	52,906,777	100.0%	$256,721,294	100.0%

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read together with Management’s Discussion and Analysis of Financial Condition and Results of Operations and our consolidated financial statements and related notes included elsewhere in this prospectus.

The selected consolidated balance sheet data as of December 31, 2002 and 2003 and the selected consolidated statements of operations data for the years ended December 31, 2001, 2002 and 2003 have been derived from audited consolidated financial statements that are included elsewhere in this prospectus, which were audited by Ernst & Young LLP. The selected consolidated balance sheet data as of December 31, 2001 have been derived from our audited consolidated financial statements not included in this prospectus, which were audited by Ernst & Young LLP. The selected consolidated balance sheet data as of December 31, 1999 and 2000 and the selected consolidated statements of operations data for the years ended December 31, 1999 and 2000 have been derived from consolidated financial statements not included in this prospectus and reflect the adjustments set forth in footnote (1) below. Historical results are not necessarily indicative of the results to be expected in the future.

	Year Ended December 31,
	1999(1)	2000(1)	2001(2) (Restated)	2002	2003
	(Unaudited)	(Unaudited)
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Net revenue	$4,677	$14,842	$15,106	$30,357	$73,147
Cost of revenue	3,450	11,366	11,215	14,566	33,100

Gross profit	1,227	3,476	3,891	15,791	40,047
Operating expenses:
Research and development	4,641	7,435	9,736	11,592	15,457
Sales and marketing	3,990	5,523	6,784	7,052	9,394
General and administrative	1,904	3,845	4,024	4,100	4,352
Amortization of acquisition-related intangibles	—	—	612	2,450	4,088
Stock compensation expense*	403	7,361	6,813	3,183	3,042
Initial public offering costs	—	961	—	—	—
Litigation settlement expense	5,717	638	—	—	—

Total operating expenses	16,655	25,763	27,969	28,377	36,333

Operating income (loss)	(15,428)	(22,287)	(24,078)	(12,586)	3,714
Other income (expense), net	42	706	384	80	95

Net income (loss) before income taxes	(15,386)	(21,581)	(23,694)	(12,506)	3,809
Provision for income taxes	—	—	—	—	244

Net income (loss)	$(15,386)	$(21,581)	$(23,694)	$(12,506)	$3,565
Deemed dividend to preferred stockholders	656	—	—	176	468

Net income (loss) applicable to common stockholders	$(16,042)	$(21,581)	$(23,694)	$(12,682)	$3,097

Net income (loss) per share:
Basic	$(3.24)	$(3.75)	$(3.73)	$(1.92)	$.45

Diluted(3)	$(3.24)	$(3.75)	$(3.73)	$(1.92)	$.08

Weighted average number of shares used in per share calculations:
Basic	4,958	5,752	6,356	6,604	6,838

Diluted(3)	4,958	5,752	6,356	6,604	37,820

* Stock compensation expense:
Research and development	251	2,562	2,263	975	716
Sales and marketing	135	2,348	1,997	1,669	562
General and administrative	17	2,451	2,553	539	1,764

	$403	$7,361	$6,813	$3,183	$3,042

	December 31,
	1999	2000	2001 (Restated)	2002	2003
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$12,865	$14,989	$14,375	$8,229	$16,715
Working capital	12,369	16,072	16,933	10,935	23,906
Total assets	16,017	26,575	68,015	63,590	88,628
Long-term obligations, less current portion	5,878	4,600	4,030	3,525	2,910
Convertible preferred stock	42,952	61,523	122,499	126,751	138,213
Total stockholders’ equity (deficit)	(35,397)	(47,812)	(63,760)	(72,475)	(64,023)

(1)	The selected consolidated statements of operations data for the years ended December 31, 1999 and 2000 reflect the following adjustments from our audited financial statements for such years: (a) the subsequent reclassification of engineering services income from development contracts revenue to an offset of research and development expense and (b) the subsequent reclassification of stock compensation expense attributed to cost of revenue from operating expenses to cost of revenue in order to conform with the presentation of the audited financial statements contained in this prospectus. Engineering services income for the years ended December 31, 1999 and 2000 was approximately $590,000 and $214,000, respectively, and stock compensation expense related to cost of revenue for the years ended December 31, 1999 and 2000 was approximately $51,000 and $1,054,000, respectively.

(2)	The restated consolidated financial statements for 2001 reflect the following adjustments: (a) a decrease of $4.2 million to the value of the beneficial conversion feature from $6.1 million to $1.9 million recorded on the adjustment to the series G common stock conversion ratio in December 2001; (b) a decrease of $1.0 million to net loss attributable to common stockholders representing the reversal of the previously recognized deemed dividend on the value of the series H warrants issued in December 2001 which decreased our accumulated deficit by the same amount and decreased our net loss applicable to common stockholders; and (c) a reclassification of $1.2 million of engineering services income from revenue to an offset of research and development expense.

(3)	The diluted net loss per share computation in 1999, 2000, 2001 and 2002 excludes potential shares of common stock issuable upon conversion of convertible preferred stock and exercise of options and warrants to purchase common stock as their effect would be antidilutive. See note 1 of notes to consolidated financial statements for a detailed explanation of the determination of the shares used in computing basic and diluted income (loss) per share.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read together with the financial statements and related notes that are included elsewhere in this prospectus. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or in other parts of this prospectus.

Overview

We are a leading supplier of Global Positioning System, or GPS, semiconductor solutions designed to provide location awareness capabilities in high-volume mobile consumer and commercial systems. Our products have been integrated into mobile consumer devices such as mobile phones, automobile navigation systems, personal digital assistants, handheld navigation devices and GPS-based peripheral devices, and into commercial systems such as fleet management and road-tolling systems.

We were founded in 1995 and introduced our first generation GPS architecture, SiRFstarI, in late 1996. The first product line based on this architecture, went into volume production in August 1997. We introduced a low power product line, called SiRFstarI/LX, based on this architecture in October 1997. We introduced our SiRFstarII architecture in both intellectual property or IP core and chip set forms in 1999. We initiated production of SiRFstarIIe, our first chip set product line based on this architecture in August 2000, followed in 2002 by our SiRFstarIIe/LP and SiRFstarIIt products. In October 2002, we introduced SiRFLoc client software, and in May 2003, we introduced SiRFXtrac, both of which are premium software products. In February 2004, we announced three new products: (a) SiRFstarIII, our next generation GPS architecture with SiRFLoc client software, both in chip set and intellectual property core form, (b) SiRFSoft with SiRFLoc client software, our GPS solution for signal processing in software on application processor powered wireless platforms and (c) SiRFLoc server, a multimode aiding platform that is deployed in wireless networks to improve the performance of GPS enabled devices. These products are not yet in commercial production and we do not currently expect to begin shipping these products in volume until the end of 2004.

We market and sell our products to four target platforms: wireless handheld devices, including mobile phones, automotive electronics systems including navigation and telematics systems, portable computing devices including personal digital assistants and notebook computers, and embedded consumer applications, such as recreational GPS handhelds, digital cameras and watches. Our target markets have long design cycles and very high quality requirements and require significant upfront investments in design-in support and vendor qualification.

Our products are available in four forms: chip sets, modules based on our chip sets, our intellectual property cores, or IP cores, and our premium software products. We market and sell our chip sets and premium software worldwide through a combination of direct sales, independent sales representatives and distributors. We also sell to value added manufacturers, or VAMs, which incorporate our chip sets into modules. We license our IP cores directly to OEMs and semiconductor companies. Flextronics Mfg. (HK) Ltd. was the only customer that accounted for 10% or more of our net revenue in 2002, and five customers, Motorola, Leadtek Research, Inc., Flextronics Mfg. (HK) Ltd., Siemens VDO Automotive AG and Promate Electronics Co. Ltd., each accounted for 10% or more of our net revenue in the year ended December 31, 2003. In some cases, these direct customers sell to a number of our indirect customers, including Motorola’s iDEN Group, which may in turn have indirectly accounted for more than 10% of our net revenue.

In September 2001, we completed our acquisition of Conexant’s GPS chip set business. In connection with this acquisition, we issued 6,704,483 shares of series G preferred stock for a total purchase price of $46.0 million. The purchase price was allocated as follows: $16.0 million for identified intangibles, $28.1 million for goodwill and $1.9 million for other net tangible assets. The acquired identified intangible assets are being amortized on a straight-line basis and have a weighted average useful life of approximately seven years. In March 2003, we completed our acquisition of Enuvis, Inc., a developer of wireless aided-GPS, or AGPS, technology. In connection with this acquisition, we issued 1,572,417 shares of series H preferred stock and warrants to purchase 132,364 shares of series H preferred stock for a total purchase price of $11.1 million. The purchase price was allocated as follows: $10.1 million for identified intangibles and $1.0 million for other net assets. The acquired identified intangible assets are being amortized on a straight-line basis and have a weighted average useful life of approximately five years.

We had an accumulated deficit of $91.4 million as of December 31, 2003. Although we recently became profitable, we may not be able to maintain profitability. Our limited operating history makes the prediction of future operating results very difficult. We believe that period-to-period comparisons of operating results should not be relied upon as predictive of future performance.

Net Revenue.    We generate a substantial majority of our net revenue from chip set sales and have recently begun recognizing royalty revenue from the licensing of our IP cores and premium software. We recognize revenue when persuasive evidence of an arrangement exists, transfer of title has occurred, the fee is fixed or determinable and collection is probable. We defer the recognition of revenue and the related cost of revenue on shipments to distributors that have rights of return and price protection privileges on unsold merchandise until the merchandise is sold by the distributor to its customers. Royalty revenue consists of fees from licensing our IP cores and premium software. Licensees pay ongoing royalties based on their sales of products incorporating our IP cores or premium software. We recognize royalty revenue as earned at the time products containing our licensed IP cores or premium software are sold by the licensee based on quarterly reports received from our licensees. Subsequent to the sale of premium software products, we have no obligation to provide modifications, customizations, upgrades, or other enhancements. While we are beginning to recognize more significant amounts of IP core and premium software revenue, this revenue represented less than 5% of net revenue in 2003.

Export sales from the United States to customers outside the United States accounted for 80% and 87% of net revenue in the years ended December 31, 2002 and 2003, respectively. Export sales from the United States to the Asia/Pacific region accounted for approximately 60% and 63% of our net revenue in 2002 and 2003, respectively. Because many of our VAM and contract manufacturer customers are located in Asia, we anticipate that a significant amount of our net revenue will continue to be represented by sales to customers in that region. Although a large percentage of our sales are made to customers in the Asia/Pacific region, we believe that a significant amount of the systems designed and manufactured by these customers are then sold through to OEMs outside of the Asia/Pacific region. All of our sales are denominated in United States dollars.

Cost of Revenue.    Cost of revenue consists primarily of finished units or silicon wafers and costs associated with the assembly, test and inbound and outbound shipping of our chip sets, costs of personnel and occupancy associated with manufacturing support and quality assurance. Because we do not have long-term, fixed supply agreements, our unit or wafer costs are subject to changes based on the cyclical demand for semiconductor products.

Operating Expenses.    Research and development expense consists primarily of salaries, bonuses and benefits for engineering personnel, depreciation of engineering equipment, costs of outside engineering services from contractors and consultants and costs associated with prototype wafers and mask sets. Some of our development costs have been offset by income on engineering services arrangements with certain customers. We expect our research and development costs to increase in absolute dollars as we continue to invest to develop new products to be competitive in the future. Sales and marketing expense consists primarily of salaries, bonuses, benefits and related costs for sales and marketing personnel, sales commissions, applications support, public relations, tradeshows, advertising and other marketing activities. We expect sales and marketing expense will increase in absolute dollars as we hire additional personnel, expand our sales and marketing efforts and pay sales commissions. General and administrative expense consists primarily of salaries, bonuses, benefits and related costs for finance and administrative personnel and for outside service expenses, including legal, accounting and recruiting. We expect that general and administrative expense will increase in absolute dollars as we hire additional personnel and incur costs related to the anticipated growth of our business, our operation as a public company and improvements to our information technology infrastructure.

Amortization of Acquisition-Related Intangibles.    Acquired identified intangible assets are carried at cost less accumulated amortization. In accordance with Statement of Financial Accounting Standards, or SFAS, No. 142, goodwill is not amortized but is subject to an impairment test in the fourth quarter of each year, or earlier if indicators of potential impairment exist. Impairment reviews are performed at the entity level as we have only one operating segment, which is our sole reporting unit. Identified intangible assets other than goodwill consist of acquired developed technology, core technology, customer list and assembled workforce. These acquired identified intangibles are being amortized using the straight-line method over their expected useful lives, which range from two to eight years.

Stock Compensation Expense.    Deferred stock compensation results from the grant of stock options at exercise prices less than the deemed fair value of the underlying common stock on the grant date for directors, officers and employees and the deemed fair value of stock options granted to consultants. We recorded deferred stock compensation of approximately $10.1 million in the year ended December 31, 2003 from the grant of stock options to officers and employees. We are amortizing deferred stock compensation on an accelerated basis, using a multiple option valuation approach under Financial Accounting Standards Board, or FASB, Interpretation No. 28, over the vesting period, which is generally four years. Amortization of deferred stock compensation expense was $7.7 million in 2001, $3.8 million in 2002 and $3.0 million in 2003. After December 31, 2003, we expect to record minimal deferred stock compensation. We currently expect to incur stock compensation expense of approximately $5.7 million in 2004, $2.0 million in 2005, $431,000 in 2006 and $364,000 in 2007. The amortization amounts were allocated among the operating expense categories based on the primary activity of the individuals who received the option grants.

Other Income (Expense), Net.    Other income (expense), net consists of interest earned on our cash and investments, offset by interest expense associated with our debt obligations as well as gains or losses on the sale of assets, if any.

Provision for Income Taxes.    We recorded a provision of $244,000 in 2003 for federal alternative minimum income taxes. We have recorded no state income taxes since inception. As of December 31, 2003, we had federal net operating loss carryforwards of approximately $48.0 million and state net operating loss carryforwards of approximately $22.0 million. These federal and state net operating loss carryforwards expire at various dates from 2004 through 2022, if not utilized. We also had research and development credit carryforwards of approximately $1.2 million for federal and approximately $600,000 for state tax purposes. We have provided a valuation allowance on our deferred tax assets, consisting primarily of net operating loss carryforwards, because of the uncertainty of their realizability. We have performed an analysis of our net operating loss carryforwards and credit carryforwards pursuant to Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the “Code”). Due in part to equity financings, we experienced “ownership changes” as defined in Section 382 of the Code. Accordingly, our use of the net operating loss carryforwards and credit carryforwards is partially limited by the annual limitations described in Sections 382 and 383. As a result of California legislation, the utilization of our California state net operating loss carryforwards was suspended for 2003 and may be similarly limited in the future.

We have restated our financial statements as of December 31, 2001 and for the year then ended presented in this prospectus to reflect changes in the classification of engineering services income, calculation of the beneficial conversion feature related to series G preferred stock issued in September 2001, and accounting for warrants issued in connection with series H preferred stock in December 2001. The reclassification of engineering services income has not been reflected for the years ended December 31, 1999 and 2000. Except as otherwise stated, all information presented in this prospectus includes the effects of all such restatements. See note 2 of the notes to consolidated financial statements.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Our most critical policies include: (a) revenue recognition, which impacts the recording of revenue; (b) valuation of inventories, which impacts cost of revenue and gross margin, (c) stock option valuation, which impacts the disclosure and recognition of stock compensation, (d) accounts receivable allowance, which impacts general and administrative expense, (e) warranty reserve, which impacts gross margin and (f) the assessment of recoverability of long-lived assets, including goodwill and other intangible assets, which impacts write-offs of goodwill and other intangibles. We also have other key accounting policies that are less subjective, and therefore, their application would not have a material impact on our reported results of operations. The following is a discussion of our most critical policies, as well as the estimates and judgments involved.

Revenue Recognition.    Revenue from sales to our direct customers, both OEMs and VAMs, is recognized when the earnings process is complete, as evidenced by an agreement with the customer, transfer of title as well as fixed or determinable pricing and probable collectibility. Transfer of title occurs based on the defined terms in customer purchase orders for all shipments.

Sales to distributors are made under agreements providing price protection and rights of return under certain circumstances. We defer the recognition of revenue and the related cost of revenue on shipments to distributors that have rights of return and price protection privileges on unsold merchandise until the merchandise is sold by the distributor to its customers. In addition, we record allowances at the time of sale for estimated sales returns. We determine these allowances based upon historical rates of returns. Accounts receivable from distributors are recognized and inventory is released upon shipment as title to inventories generally transfers upon shipment at which point we have a legally enforceable right to collection under normal payment terms. Revenue recognition depends on notification from the distributor that product has been sold to the end customer. Information reported to us by the distributor includes quantity and end-customer shipment information, as well as our monthly inventory on hand at the distributor. Distributor month-end inventory quantities are subsequently reconciled to deferred revenue balances.

We license rights to use IP cores and premium software to allow licensees to integrate GPS technology into their products. Licensees typically pay ongoing royalties based on their sales of products incorporating our intellectual property. We recognize royalty revenue as earned at the time products containing our licensed intellectual property are sold by the licensee. Revenue estimates are based on quarterly reports provided by the licensee.

Inventory.    We continually assess the recoverability of our inventory based on assumptions about demand and market conditions. We write down our inventory for estimated lower of cost or market, obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required that could adversely affect our operating results. If actual market conditions are more favorable, we may have higher gross margins when products incorporating inventory that was previously written down are sold. In 2002 and 2003, we sold inventory with an original cost of approximately $2.2 million and $135,000, respectively, which had been previously written-down in the fourth quarter of 2000 and the first quarter of 2001.

Stock Options.    We have elected to follow the intrinsic value-based method prescribed by Accounting Principles Board Opinion 25, or APB 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for employee stock options rather than adopting the alternative fair value accounting provided under SFAS No. 123, Accounting for Stock-Based Compensation. Therefore, we do not record any compensation expense for stock options we grant to our employees where the exercise price equals the deemed fair market value of the stock on the date of grant and the exercise price, number of shares eligible for issuance under the options and vesting period are fixed. We comply with the disclosure requirements of SFAS No. 123 and SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, an Amendment of FASB Statement No. 123, which require that we disclose our pro forma net income or loss and net income or loss per common share as if we had expensed the fair value of the options. In calculating such fair value, there are certain assumptions that we use, as disclosed in note 1 of our consolidated financial statements, consisting of the expected life of the option, risk-free interest rate and dividend yield.

Accounts Receivable Allowance.    We maintain an allowance for doubtful accounts and for estimated losses resulting from the financial inability of our customers to make required payments. We continuously monitor collections and payments from our customers and management determines this allowance based upon our historical experience, our anticipation of uncollectible accounts receivable and any specific customer collection issues that we have identified. While our credit losses have historically been within our expectations and the allowance established, we might not continue to experience the same credit loss rates that we have in the past. Our receivables are concentrated in a relatively few number of customers. As of December 31, 2003, 81% of our receivables was concentrated in two customers. Therefore, a significant change in the liquidity or financial position of any one customer could make it more difficult for us to collect our accounts receivable and require us to record additional allowances that could adversely affect our operating results.

Warranty Reserve.    We continuously monitor chip set returns for warranty failures and maintain a reserve for the related warranty expenses based on historical experience of similar products as well as various other assumptions that we believe to be reasonable under the circumstances. Our product warranty reserve includes specific accruals for known product issues and an accrual for an estimate of incurred but unidentified product issues based on historical activity. Due to effective product testing and the short time between product shipment and the detection and correction of product failures, the warranty accrual based on historical activity and the related expense were not significant as of and for the fiscal years or interim periods presented.

Assessment of Long-Lived and Other Intangible Assets and Goodwill.    We are required to assess the impairment of identifiable intangibles, long-lived assets and goodwill on an annual basis, and potentially more frequently if events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include the following:

•	significant underperformance relative to expected historical or projected future operating results;

•	significant changes in the manner of our use of the acquired assets; and

•	significant negative industry or economic trends.

We performed our annual impairment review for goodwill, in accordance with SFAS No. 142, in the fourth quarter of 2003 and did not record an impairment charge. No indicators of impairment were identified for long-lived assets. No impairment charge has been recorded in any of the periods presented.

When we determine that the carrying value of intangibles, long-lived assets or goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure this impairment based on a projected discounted cash flow. Projecting these discounted cash flows requires us to make significant estimates regarding future revenues and expenses, projected capital expenditures, changes in our working capital and the relevant discount rate. Should actual results differ significantly from our current estimates, impairment charges will result.

Results of Operations

The following table sets forth, for the periods indicated, the percentage of net revenue represented by selected items from our consolidated statements of operations.

	Year Ended December 31,
	2001	2002	2003
Net revenue	100.0%	100.0%	100.0%

Cost of revenue	74.2	48.0	45.3

Gross margin	25.8	52.0	54.7
Operating expenses:
Research and development	64.5	38.2	21.1
Sales and marketing	44.9	23.2	12.8
General and administrative	26.6	13.5	5.9
Amortization of acquisition-related intangibles	4.1	8.1	5.6
Amortization of deferred stock compensation	45.2	10.5	4.2

Total operating expenses	185.3	93.5	49.6

Operating income (loss)	(159.5)	(41.5)	5.1
Other income (expense), net	2.5	.3	.1

Net income (loss) before income taxes	(157.0)	(41.2)	5.2
Provision for income taxes	—	—	(.3)

Net income (loss)	(157.0)%	(41.2)%	4.9%

Recent Financial Results

For the three months ended March 31, 2004, our net revenue was $28.4 million, net income applicable to common stockholders was $4.1 million and diluted net income per share was $.10, as compared to net revenue of $11.3 million, net loss applicable to common stockholders of $1.5 million, which included a $468,000 deemed dividend, and diluted net loss per share of $.22 for the three months ended March 31, 2003. Gross margin for the three months ended March 31, 2004 was 57% as compared to 52% for the same period in 2003. The increase in revenue resulted primarily from a 163% increase in unit shipments of our chip sets and an increase in royalty revenue on IP core and premium software licenses, partially offset by a 17% decline in our average selling prices, as compared to the quarter ended March 31, 2003. The increase in gross margin resulted primarily from an increase in royalty revenue on IP core and premium software licenses. Our results of operations for the three months ended March 31, 2004 included stock compensation expense of $2.0 million, amortization of acquisition-related intangibles of $1.2 million and provision for income taxes of $214,000, as compared to stock compensation expense of $211,000, amortization of acquisition-related intangibles of $613,000 and income tax benefit of $66,000 for the three months ended March 31, 2003.

Comparison of the Years Ended December 31, 2002 and 2003

Net Revenue.    Net revenue increased from $30.4 million in 2002 to $73.1 million in 2003, a 140% increase. This increase was primarily due to a 157% increase in unit shipments of our chip sets, and to a lesser extent, an increase in royalty revenue on IP core and premium software licenses, partially offset by an approximately 10% decline in our average selling prices. IP core and premium license revenue represented less than 5% of our net revenue in 2003. This net revenue growth was across all of our markets, but particularly in the wireless handset, automotive and PDA attachments. Our increased sales volumes were primarily due to our initial sales of products to the wireless handset market manufacturers, the continued growth of the automotive market and the proliferation of GPS accessories during 2003. Net revenue on export sales from the United States increased from 80% of our net revenue in 2002 to 87% in 2003, primarily due to a shift in our customers’ supply chain to manufacturers located in the Asia/Pacific region. In 2002, 10 customers together accounted for 67% of net revenue and, in 2003, 10 customers together accounted for 87% of net revenue.

Cost of Revenue and Gross Profit Margin.    Cost of revenue increased from $14.6 million in 2002 to $33.1 million in 2003, a 127% increase. This increase was primarily due to an increase in unit shipments of our chip sets and the associated costs to produce and support these higher unit volumes. Gross profit increased from $15.8 million in 2002 to $40.0 million in 2003, a 154% increase. Gross margin was 52% in 2002 and 55% in 2003. Gross profit and gross margin were positively affected in 2002 by the sale of inventory which had been previously written-down. We recognized revenue of approximately $4.4 million in 2002 on the sale of previously written-down inventory with an original cost of approximately $2.2 million. The increase in gross margin in 2003 was due to an increase in sales volumes and the absorption of fixed costs, including overhead, over a larger unit volume and the initial recognition of IP core and premium software royalty fees which have minimal cost of revenue. We expect our gross margin to fluctuate as we introduce new products and increase licensing of our IP cores, and as the GPS business becomes more competitive. We expect that future sales, if any, of our current balance of impaired inventory would not have a material impact on our future gross profits.

Research and Development.    Research and development expense increased from $11.6 million in 2002 to $15.5 million in 2003. This increase was primarily due to an increase in personnel and the cost of contractors and consultants of approximately $1.5 million as well as lower engineering services income. We had $1.4 million in engineering services income in 2002 and $603,000 in engineering services income in 2003. In addition, there were higher mask and design tool costs of approximately $500,000, which were primarily associated with the development of our new chipset architecture, SiRFStarIII.

Sales and Marketing.    Sales and marketing expense increased from $7.1 million in 2002 to $9.4 million in 2003. This increase was primarily due to an increase in personnel-related costs of approximately $1.3 million and sales commissions of approximately $400,000 associated with the increased revenue in 2003.

General and Administrative.    General and administrative expense was $4.1 million in 2002 and $4.4 million in 2003. This increase was due primarily to consulting expense related to our interim chief executive officer.

Amortization of Acquisition-Related Intangibles.    Amortization of acquisition-related intangibles was $2.5 million in 2002 and $4.1 million in 2003. The increase was due to the amortization related to the acquisition of Enuvis in March 2003.

Other Income (Expense), Net.    Other income, net, was $80,000 in 2002 compared to $95,000 in 2003. This increase was primarily due to lower interest expense and other expense, more than offsetting a lower level of interest-bearing investments and lower interest rates earned on our investments.

Comparison of the Years Ended December 31, 2001 and 2002

Net Revenue.    Net revenue increased from $15.1 million in 2001 to $30.4 million in 2002. This increase was primarily due to an increase in product shipments, specifically our SiRFstarIIe product family. Chip set unit volumes increased 155% from 2001 to 2002. Average selling prices declined over the period by approximately 17%, as we addressed higher volume, price sensitive applications. 10 customers accounted for 64% of net revenue in 2001 and 67% of net revenue in 2002. Net revenue on export sales from the United States accounted for 66% of net revenue in 2001 and 80% of our net revenue in 2002.

Cost of Revenue and Gross Profit Margin.    Cost of revenue increased from $11.2 million in 2001 to $14.6 million in 2002. The increase in 2002 was primarily due to an increase in product shipments and the associated costs to produce and support these higher unit volumes. Gross profit increased from $3.9 million in 2001 to $15.8 million in 2002. Gross margin increased from 26% in 2001 to 52% in 2002. The improvement in gross margin in 2002 was mainly due to an increase in sales volumes and the absorption of fixed costs, including overhead, over a larger unit volume and the shipment of inventory previously written-down with an original cost of $2.2 million.

Research and Development.    Research and development expense increased from $9.7 million in 2001 to $11.6 million in 2002. The increase was primarily due to increases in personnel and related costs of approximately $1.6 million, including personnel added in the acquisition of the Conexant GPS business in September 2001, the cost of contractors and consultants and associated overhead expenses, and the increase in the number of research and development projects. These research and development expenses were offset by engineering services income from certain customers. We recognized engineering services income of $1.2 million in 2001 and $1.4 million in 2002.

Sales and Marketing.    Sales and marketing expense increased from $6.8 million in 2001 to $7.1 million in 2002. This increase was primarily due to an increase in commissions of approximately $300,000 associated with higher revenue.

General and Administrative.    General and administrative expense increased slightly from $4.0 million in 2001 to $4.1 million in 2002. This increase was primarily due to higher severance costs in 2002.

Amortization of Acquisition-Related Intangibles.    Amortization of acquisition-related intangibles was $612,000 in 2001 and $2.5 million in 2002. The increase was due to having a full year of amortization expense related to the Conexant acquisition-related identified intangibles in 2002.

Other Income (Expense), Net.    Other income, net was $384,000 in 2001 and $80,000 in 2002. The decrease was primarily due to a reduction in other income. In 2001, we recorded other income of $250,000 related to the sale of certain non-strategic intellectual property.

Quarterly Results of Operations

The following table sets forth our consolidated statements of operations data for the eight quarters ended December 31, 2003. This unaudited quarterly information has been prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, includes all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of this data. This information should be read together with the consolidated financial statements and related notes included elsewhere in this prospectus.

	Quarter Ended
	Mar. 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003
	(unaudited)
	(in thousands)
Net revenue	$5,206	$6,113	$7,975	$11,063	$11,285	$13,738	$21,854	$26,270

Cost of revenue	3,432	2,893	2,943	5,298	5,380	6,268	9,963	11,489

Gross profit	1,774	3,220	5,032	5,765	5,905	7,470	11,891	14,781

Operating expenses:
Research and development	2,778	2,806	2,987	3,021	3,042	3,638	3,911	4,866
Sales and marketing	1,653	1,608	1,823	1,968	2,189	2,094	2,304	2,807
General and administrative	830	927	1,138	1,205	983	1,056	1,157	1,156
Amortization of acquisition-related intangibles	613	613	612	612	613	1,158	1,158	1,159
Amortization of deferred stock compensation	1,320	1,481	(174)	556	171	488	501	1,882

Total operating expenses	7,194	7,435	6,386	7,362	6,998	8,434	9,031	11,870

Operating income (loss)	(5,420)	(4,215)	(1,354)	(1,597)	(1,093)	(964)	2,860	2,911
Other income (expense), net	37	29	23	(9)	22	43	(4)	34

Net income (loss) before income taxes	(5,383)	(4,186)	(1,331)	(1,606)	(1,071)	(921)	2,856	2,945
Provision for income taxes	—	—	—	—	(66)	(57)	176	191

Net income (loss)	$(5,383)	$(4,186)	$(1,331)	$(1,606)	$(1,005)	$(864)	$2,680	$2,754

The following table sets forth our historical results, for the periods indicated, as a percentage of net revenue.

	Quarter Ended
	Mar. 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003
	(unaudited)
Net revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Cost of revenue	65.9	47.3	36.9	47.9	47.7	45.6	45.6	43.7

Gross margin	34.1	52.7	63.1	52.1	52.3	54.4	54.4	56.3

Operating expenses:
Research and development	53.4	45.9	37.5	27.3	27.0	26.5	17.9	18.5
Sales and marketing	31.8	26.3	22.9	17.8	19.4	15.2	10.5	10.7
General and administrative	15.9	15.2	14.3	10.9	8.7	7.7	5.3	4.4
Amortization of acquisition-related intangibles	11.8	10.0	7.7	5.5	5.4	8.4	5.3	4.4
Amortization of deferred stock compensation	25.4	24.2	(2.2)	5.0	1.5	3.6	2.3	7.2

Total operating expenses	138.3	121.6	80.2	66.5	62.0	61.4	41.3	45.2

Operating income (loss)	(104.2)	(68.9)	(17.1)	(14.4)	(9.7)	(6.9)	13.1	11.1
Other income (expense), net	.7	.5	.3	(.1)	.2	.3	—	.1

Net income (loss) before income taxes	(103.5)	(68.4)	(16.8)	(14.5)	(9.5)	(6.6)	13.1	11.2
Provision for income taxes	—	—	—	—	(.6)	(.4)	.8	.7

Net income (loss)	(103.5)%	(68.4)%	(16.8)%	(14.5)%	(8.9)%	(6.2)%	12.3%	10.5%

Net Revenue.    Net revenue increased in every quarter as unit shipments of our SiRFstarII product family increased, partially offset by decreasing average selling prices. The increase in net revenue in the third quarter of 2003 was primarily due to several customers increasing their production levels for the holiday season. In addition, we began recognizing royalty revenue from licenses of IP cores in the third quarter of 2003.

Cost of Revenue and Gross Margin.    Cost of revenue generally increased in each quarter as our product shipments increased each quarter. Gross margin fluctuated quarter to quarter depending on unit volume, overhead costs and average selling prices. In addition, gross margin benefited in the second, third and fourth quarters of 2002 due to shipment of products written off in the fourth quarter of 2000 and the first quarter of 2001. Gross margin was comparatively low in the first quarter of 2002 due to fixed overhead being spread over a low revenue base. Gross margin increased to 63% in the third quarter of 2002 due to lower overhead spending and shipments of product previously written off. Gross margin decreased to 54% in the second quarter of 2003 due to higher unit shipments of lower margin Zodiac (Conexant GPS product family) chip sets, partially offset by a net reversal of stock compensation expense. Gross margin increased to 56% in the fourth quarter of 2003 due to higher royalty revenue and due to overhead costs spread over a higher revenue base.

Research and Development.    Research and development expense has increased in every quarter due to new product development activities. Before releasing new products, we incur charges for prototype wafers and mask set revisions, which can cause a fluctuation in research and development expenses. We have also incurred additional expenses related to hiring contractors to assist in our development efforts. In addition, the number of our permanent employees involved in research and development has increased over the eight quarters, as have related overhead expenses.

Sales and Marketing.    Sales and marketing expense typically increased in absolute dollars over the eight quarters. This increase was primarily due to an increase in sales and marketing personnel, trade shows, travel expenses and commissions associated with the higher revenue. Our sales and marketing expense can fluctuate due to the timing of major trade shows.

General and Administrative.    General and administrative expense fluctuated in absolute dollars during the eight quarters. Fluctuations in general and administrative expense were primarily due to the timing of legal fees, severance costs, consulting fees associated with our interim chief executive officer and bad debt write-offs.

Our quarterly revenue and operating results are difficult to predict, and have in the past and may in the future fluctuate from quarter to quarter. We base our planned operating expenses in part on our expectations of future revenue, and our expenses are relatively fixed in the short term. If revenue for a particular quarter is lower than we expect, we may be unable to proportionately reduce our operating expenses for that quarter, which would harm our operating results for that quarter. We believe that period-to-period comparisons of our operating results should not be relied upon as an indication of future performance. In future periods, the market price of our common stock could decline if our revenue and results of operations are below the expectations of analysts and investors. For additional discussion of factors that may cause our revenue and operating results to fluctuate, please see those discussed in the Risk Factors section of this prospectus.

Liquidity and Capital Resources

We have historically financed our operations primarily through private sales of our common and preferred stock, and, to a lesser extent, through our bank line of credit and equipment lease lines. Through December 31, 2003, we had raised approximately $82.7 million through equity financings. As of December 31, 2003, we had $20.8 million in cash, cash equivalents, and investments. We use independent semiconductor manufacturers to fabricate our semiconductors. By outsourcing our manufacturing, we are able to focus more of our financial resources on product design and eliminate the high cost of owning and operating a semiconductor fabrication facility.

Operating Activities.    Net cash used in operating activities was $5.7 million in 2002 and $13.8 million in 2001. In 2001, net cash used in operating activities was primarily to fund our losses, offset by decreases in inventory. In 2002, net cash used in operating activities resulted from our losses, the growth in accounts receivable, driven by higher sales, offset by the continued reduction in inventory. Net cash provided by operating activities was $9.6 million in 2003. The difference was due primarily to a profit in 2003 compared with a loss in 2002, offset by an increase in working capital for 2003, primarily for accounts receivable and inventory.

Investing Activities.    Net cash used in investing activities was $1.6 million in 2001, $4.8 million in 2002, and $1.5 million in 2003. Cash used in investing activities was primarily for the purchase of computer equipment and development tools and test equipment for engineering development. The significant increase in 2002 was due primarily to the purchase of $4.0 million of investments.

Financing Activities.    Net cash provided by financing activities was $14.8 million in 2001, $4.4 million in 2002, and $395,000 in 2003. Financing activities primarily represented proceeds from the issuance of our convertible preferred stock, proceeds from borrowings and repayments against the bank line of credit, and proceeds from the exercise of options to purchase our common stock. We raised $15.5 million from the issuance and sale of our series H preferred stock in 2001 and $4.1 million from sales of additional shares of our series H preferred stock in 2002. In 2003, we received $2.0 million from the issuance and sale of vested shares of common stock pursuant to the exercise of stock options and repaid $1.0 million against our bank line of credit.

We have a $4.0 million bank line of credit under which we had no borrowings as of December 31, 2003. However, we had a $2.0 million standby letter of credit that was collateralized by our bank line of credit. Amounts outstanding under this facility bear interest at the bank’s prime interest rate plus 1.25% (5.25% at December 31, 2003) and are secured by substantially all of our assets. As of December 31, 2003, we were not in compliance with the borrowing base requirement and a non-financial covenant of the bank line of credit. However, in February 2004, this bank line of credit was amended and we are now in compliance with all financial and non-financial covenants, including borrowing base requirements. The bank line of credit agreement would have expired in March 2004; however, we amended the agreement in March 2004 to extend the bank line of credit for two additional years. We currently have no plans to obtain additional debt financing and do not foresee our bank line of credit having a significant impact on our ability to obtain equity financing. We also have two capital lease agreements. We had outstanding borrowings under one of these capital lease agreements of approximately $55,000 as of December 31, 2003. Borrowings under this capital lease agreement bear interest at an annual effective rate of 13.2%. Under the second capital lease agreement, we had outstanding borrowings of approximately $42,000 as of December 31, 2003. Borrowings under this capital lease agreement bear interest at an annual effective rate ranging from 3.11% to 6.5%. Amounts under these capital lease agreements are collateralized by the related equipment. One of these lenders, Pentech Financial Services, Inc., holds a warrant to purchase 4,782 shares of our series H preferred stock, which expires in 2008.

Capital expenditures were $1.1 million in 2001, $788,000 in 2002 and $1.4 million in 2003. These expenditures primarily consisted of computer and test equipment and software purchases. We believe that additional research and development infrastructure resources are required to expand our core technologies and product offerings. Although we have no material commitments for capital expenditures, we anticipate an increase in our capital expenditures and lease commitments consistent with our anticipated growth.

We expect to experience growth in our operating expenses, including our research and development, sales and marketing and general and administrative expenses, for the foreseeable future in order to execute our business strategy. We intend to fund these activities with cash generated from operations and do not intend to increase our expenditures in these areas beyond what we believe our operations can support. We cannot assure you that this increase in operating expenses will result in an increase in our revenue or that our anticipated revenue will be sufficient to support these increased expenditures. We anticipate that operating expenses, as well as planned capital expenditures, will constitute a material use of our cash resources.

As of December 31, 2003, our principal commitments consisted of amounts payable under equipment loans, capital and operating leases and the litigation settlement obligation. Additionally, as of December 31, 2003, future minimum litigation settlement payments are $500,000 annually from 2004 through 2010.

The following summarizes our contractual obligations at December 31, 2003:

	Payments due by period
		Less than
Contractual Obligations	Total	1 Year	1-3 Years	3-5 Years	>5 Years
	(in thousands)
Capital lease obligations	$106	$63	$43	$—	$—
Operating leases	2,874	1,111	1,657	106	—
Non-cancelable purchase orders	260	260	—	—	—
Litigation settlement obligation (1)	3,275	500	1,000	1,000	775

Total	$6,515	$1,934	$2,700	$1,106	$775

(1)	The yearly litigation settlement payment may be higher depending on future revenue levels. The settlement agreement provides for the greater of $125,000 per quarter or 1% of revenue. However, the total amount of the cash payments under the settlement agreement cannot exceed $5.0 million. The unpaid portion of the cash settlement will be forgiven in the event of a public offering of our common stock and achievement of other criteria. However, our initial public offering alone will not result in the litigation obligation being immediately forgiven. The litigation settlement agreement allows for a reduction in the $5.0 million cash obligation of the litigation settlement upon the occurrence of certain events, the first of which is the initial public offering. However, the settlement agreement provides that the combination of litigation obligation cash payments and net proceeds from the exercise and sale of the 212,796 shares subject to the warrant received as part of the settlement agreement, must be at least $9.0 million.

We believe that our existing cash and investments will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months. If we require additional capital resources to grow our business internally or to acquire complementary technologies and businesses at any time in the future, we may seek to sell additional equity or debt securities or obtain other debt financing. The sale of additional equity or convertible debt securities could result in more dilution to our stockholders. Financing arrangements may not be available to us, or may not be available in amounts or on terms acceptable to us.

Recent Accounting Pronouncements

In January 2003, the FASB issued FIN No. 46, or FIN 46, Consolidation of Variable Interest Entities. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The provisions of FIN 46 are effective immediately for all arrangements entered into after January 31, 2003. For arrangements entered into with variable interest entities, or VIEs, created prior to January 31, 2003, the provisions of FIN 46 are effective for the first interim or annual period ending after March 15, 2004; however, we have not invested in any entities that management believes are VIEs, and do not expect the adoption of FIN 46 to have a material effect on our consolidated financial statements.

In May 2003, the Emerging Issues Task Force, or EITF, reached a consensus on EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. In some arrangements, the different revenue-generating activities (deliverables) are sufficiently separable and there exists sufficient evidence of their fair values to separately account for some or all of the deliverables (that is, there are separate units of accounting). In other arrangements, some or all of the deliverables are not independently functional, or there is not sufficient evidence of their fair values to account for them separately. This Issue addresses when and how an arrangement involving multiple deliverables should be divided into separate units of accounting. EITF 00-21 does not change otherwise applicable revenue recognition criteria. The guidance in this Issue is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF 00-21 did not have a material effect on our consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our exposure to market risks for changes in interest rates relates primarily to our investment portfolio. As of December 31, 2003, our cash equivalents and investment portfolio consisted of commercial paper, government bonds and money market funds. Our marketable securities consist of high-quality debt securities with maturities beyond three months at the date of acquisition which mature within one year or less. Our long-term investments consist of high-quality debt securities with maturities beyond one year. Our investments are considered to be available for sale. Due to the short-term nature of our investment portfolio, we do not believe that an immediate 10% increase in interest rates would have a material effect on the fair market value of our portfolio. Since we believe we have the ability to liquidate this portfolio, we do not expect our operating results or cash flows to be materially affected to any significant degree by the effect of a sudden change in market interest rates on our investment portfolio.

Foreign Currency Exchange Risk

Our exposure to adverse movements in foreign currency exchange rates is primarily related to our subsidiaries’ operating expenses, primarily in the United Kingdom, Japan and Taiwan, denominated in the respective local currency. A hypothetical change of 10% in foreign currency exchange rates would not have a material impact on our consolidated financial statements or results of operations. All of our sales are transacted in U.S. dollars.

BUSINESS

Overview

We are a leading supplier of Global Positioning System, or GPS, semiconductor solutions designed to provide location awareness capabilities in high-volume mobile consumer and commercial applications. We develop semiconductor solutions designed to utilize GPS to enable location awareness in high-volume mobile consumer devices and commercial systems. We market and sell our products in four target platforms: wireless handheld, automotive, portable computing devices and dedicated or embedded consumer and commercial devices.

Industry Background

Rapid technological advances in wireless communications are enabling greater mobile connectivity among individuals. Mobile phones, and the networks that support them, now allow people to communicate from almost anywhere with voice and data capabilities. For example, according to IDC, the number of new mobile phones sold worldwide is expected to increase from over 456 million in 2002 to over 681 million in 2006. IDC estimates that the number of handheld devices and notebook PCs sold worldwide will increase from 48.3 million in 2002 to approximately 140 million in 2006. In addition, handheld and notebook computers are increasingly able to access data and services through the wireless infrastructure.

As mobile devices with data capabilities gain broader acceptance among consumers, a range of new data services can be tailored to individual needs and delivered to consumers through these mobile devices. For example, email and real-time news and information can be accessed via mobile phones and personal digital assistants, or PDAs. The value of many data services would be enhanced by the ability of a mobile device to determine its location, and transmit that location information or receive information relevant to a person based on the person’s location. This capability is frequently referred to as location awareness. For example, emergency services can be delivered quickly to a stranded motorist if the motorist’s location is known.

In addition, many embedded consumer systems can enhance the user’s experience through location-enabled applications. For example, car navigation systems use GPS and mapping information to help consumers find their way without having to look at paper maps. Telematics systems in cars, such as the OnStar system, allow efficient delivery of roadside assistance and convenience services. According to Ward’s Communications, approximately 787 million automobiles were in use worldwide in 2002, 576 million of which were passenger cars and 211 million of which were commercial vehicles. The consumer electronics market is comprised of numerous high-volume applications, representing several hundred million units a year. Location awareness can be used to enhance the functionality of some or all of these devices. For example, adding a location stamp along with a time stamp to a camera image can make image retrieval and organization more convenient.

Location technologies are in use today for sophisticated commercial and military applications. Aircraft, ships and munitions rely on complex navigation systems to guide them to their destinations, and surveying and precision agriculture require systems that calibrate location very accurately. In addition, location technologies are beginning to be used for road-tolling, fleet management and automatic vehicle location in commercial fleets. Traditional systems for these commercial applications are sold in relatively low volumes and are generally very expensive.

The Global Positioning System

Most location-aware applications today rely upon GPS. GPS is a system of satellites that transmit signals to enable receiving and processing devices to calculate longitude, latitude, altitude and time information virtually anywhere in the world. The system initially was developed in the 1980s for defense applications and is maintained by the United States Department of Defense. The GPS satellites broadcast two types of signals. One is restricted for military use, while access to the second signal is available for commercial use free of charge. The typical accuracy of commercial GPS in outdoor environments with full satellite visibility is approximately 10-20 meters.

GPS in High-Volume Consumer and Commercial Applications

Recent technological advances have created the potential for location technologies to be widely deployed in high-volume consumer and commercial applications. These applications can be generally classified into four groups: convenience, safety and security, productivity and mobile information access. An example of a convenience application is a handheld device that provides personal navigation using GPS and map capabilities. Personal safety and security can be enhanced through the ability to locate and track lost persons and those in need of medical attention, particularly children and the elderly. People calling 911 on their mobile phones often cannot accurately describe their locations to the dispatcher. Location awareness also provides the ability to locate and track property. An example of an enterprise productivity improvement application is the use of location information to more efficiently route work teams or assets between multiple locations. Mobile information access is useful, for example, to a driver trying to locate the closest gas station or obtain real-time traffic information or to a dispatcher trying to get multiple work teams to multiple job sites.

A number of trends are accelerating the adoption of location technologies in consumer and commercial applications. In the United States, the FCC has mandated that all wireless carriers deploy location technology into their networks. This mandate, called E911, is accelerating the adoption of location capabilities in mobile phones. Three out of six national carriers, Nextel, Sprint and Verizon, are using GPS technology embedded in mobile phones to meet the FCC’s mandate. This mandate requires that by December 31, 2005, these carriers must ensure that 95% of all subscribers’ handsets are location-capable. Many wireless carriers offering data access through mobile phones are providing additional services as a way to differentiate themselves in a competitive market. For example, in Japan and Korea, NTT DoCoMo, SK Telecom and KDDI are providing location-based services and content to a range of mobile devices. In addition, several automobile manufacturers are integrating location technology for navigation and emergency response applications into their vehicles. According to Gartner, approximately 8.7 million GPS-based automotive navigation and telematics systems were sold in 2002. Gartner expects this number to increase to 16 million by 2005. We believe that the penetration of GPS technology in these platforms is in the early stages of development.

To successfully use GPS technology for high-volume consumer and commercial applications, a number of significant challenges must be met. The GPS satellites transmit very weak signals and traditional receiving devices require direct lines of sight to multiple satellites. As a result, traditional GPS devices designed for open sky environments do not function effectively in obstructed environments, such as urban areas, indoors and under dense foliage. In contrast to military and professional applications of GPS that require low volumes of expensive GPS systems, consumer devices must be manufactured in high volumes and at low cost. Many battery-powered mobile devices are small and have stringent power consumption and low heat dissipation requirements. In order to be competitive, the manufacturers of these devices must bring them to market quickly and therefore need standardized GPS products that can be readily integrated with other systems and networks. High-volume consumer and commercial applications also typically require very fast access to location information and short start-up times. Traditional architectures are not designed to meet the size, cost, performance and needs of the high-volume consumer and commercial applications market.

In addition, as GPS technology has penetrated high-volume applications, each market has its own unique requirements. For example, traditional autonomous GPS technology is impractical for meeting the requirements of the FCC’s E911 mandate for 50-150 meter accuracy under a broad range of conditions, including urban areas, indoors and under dense foliage. Meeting these requirements using GPS requires aided-GPS, or AGPS, technology that uses signals from other wireless networks to enhance the performance of GPS. Moreover, providing location data that is useful for wireless carriers to generate additional revenue by offering location-based services requires a multimode GPS solution. Multimode GPS combines both autonomous and AGPS capabilities, as needed, to provide continuous location updates. In automobiles, GPS technology needs to be integrated with other sensors that can be used to calculate location even when the GPS signal is temporarily obstructed, such as in a tunnel.

The SiRF Solution

We develop and market semiconductor solutions and premium software based on GPS which are designed to enable location awareness in high-volume mobile consumer devices and commercial applications. Key benefits of our solution include the following:

•	High-Performance Signal Processing Enables Increased Availability of Location Information in Obstructed Environments. In urban areas, indoors and under dense foliage, a significant constraint on the effectiveness of GPS is the intermittent availability and degradation of satellite signals because the signals can be physically blocked or reflected. We have designed our products to use sophisticated algorithms and embedded software and efficient hardware designs, which we believe enable them to detect signals as low as 1/100th the strength of normal GPS satellite signals and track signals as low as 1/400th the strength of normal GPS satellite signals. Our products also have features that can process reflected signals for greater accuracy. We have also developed rapid signal acquisition capabilities that can significantly improve the performance of GPS devices in urban areas, indoors and under dense foliage.

•	Core Architecture Facilitates Efficient Integration of GPS Capabilities into Multiple Devices. We develop standardized products for high-volume applications. Our architecture and interfaces are designed to be portable and modular, enabling them to be easily integrated with a range of system configurations. In contrast to traditional GPS devices, which were designed to provide only GPS functions, our architecture is designed to enable GPS capabilities to be incorporated as a separate additional function. In addition, some of our products incorporate processing capabilities, which eliminates the need for a separate central processing unit and thus can reduce device size and cost.

•	Specialized Algorithms and Premium Software Provide Enhanced Solutions for Specific Markets. We offer premium software enhancements to our standard chip sets and intellectual property cores, or IP cores, designed to optimize their performance in specific markets, including the automotive, mobile phone and consumer device markets. For wireless applications, we have developed a software technology for multimode GPS that combines autonomous and AGPS for wirelessly connected devices. It uses special algorithms to improve the performance of GPS receivers in wirelessly connected devices, including faster initial signal acquisition and the ability to calculate position in weaker signal environments. For automobile systems, we have developed a software technology that combines measurements from GPS satellites with other sensors such as odometers and gyroscopes to enable navigation systems to function when the GPS signal is obstructed.

•	Small Size and Low Power Consumption Facilitate Integration of Location Awareness into Portable Mobile Devices. Most portable devices must be small and lightweight and have stringent power consumption requirements. Our chip sets integrate digital signal processing functions, enabling GPS receivers to be as small as a postage stamp. We continually work to further reduce the size of our products using advanced manufacturing and packaging techniques. Using these techniques, as well as our power management technologies, we can also reduce average power consumption and heat generation.

•	Designed for High-Volume Applications. For most high-volume consumer and commercial GPS applications, an accuracy of five to 20 meters is sufficient. Our products deliver this level of performance at a relatively low cost, in contrast to GPS solutions that provide centimeter-level accuracy at a significantly higher cost. For applications which require greater accuracy, we also provide support for differential GPS, or DGPS, technology, which can improve the accuracy of a standard GPS device to one to five meters.

•	Cost-Effective Solution. Our architectures are designed to enable our customers to integrate GPS into their products cost-effectively. We selectively offer licenses of our IP cores to companies with high-volume embedded requirements. This enables them to integrate location technology into their products at a low cost because they do not have to purchase separate chip sets. We have dedicated engineering resources to support the integration of our technology into customer products.

•	Tool Kits and VAM Relationships Enable Fast Time to Market. Many original equipment manufacturers, or OEMs, in high-volume consumer and commercial markets need to bring their products to market quickly with minimal engineering investment in GPS technology. OEMs that require GPS functionality to be added quickly to devices designed primarily for other functions can purchase standard or customized GPS modules or boards that include our chip sets from our value-added manufacturer, or VAM, customers. By purchasing our products as chip sets or modules, our customers can focus on developing their products and bringing them to market quickly. Our reference designs, tool kits and technical support enable these OEMs to more easily incorporate GPS technology in their products.

Our Strategy

Our objective is to be the leading provider of innovative and cost-effective chip sets and premium software for location awareness in high-volume consumer and commercial applications. To achieve this objective, we plan to:

•	Continue to Target Markets Which We Believe Have High-Volume and High-Growth Potential. We intend to continue to focus on markets which we believe have the potential for high product volumes, such as wireless handheld, automotive, portable computing and embedded consumer applications. We plan to take advantage of our engineering expertise to design and optimize our products for specific platforms and market segments. We also intend to use our existing industry relationships and sales channels to extend our market reach and expand our indirect sales channels by establishing relationships with leading VAMs and semiconductor vendors which have a strong presence in these markets.

•	Maintain Technological Leadership. We believe that we have developed advanced GPS signal detection and processing technologies for high-volume consumer and commercial applications. Since our inception in February 1995, our technical team has grown to over 100 employees, and we intend to continue to make substantial investments in our technical capabilities. We intend to strengthen our market position through continued technology leadership and rapid product development cycles.

•	Strengthen and Expand Relationships with Industry Leaders. We have relationships with industry leaders in our target markets. These relationships provide us with insights as to future customer requirements, wireless communications trends and emerging technologies. We intend to continue to work closely with these companies to anticipate industry trends and future product requirements.

•	Help to Develop Industry Standards to Increase Demand for Location Awareness Applications. We intend to continue to participate actively in the standardization efforts for the integration of location technology into the wireless infrastructure in order to increase demand for location-awareness devices. We also intend to continue our active participation in wireless standards-setting bodies, such as the Telecommunication Industry Association and the European Telecommunications Standards Institute, and to expand our relationships with carriers that influence industry standards, such as Nextel, NTT DoCoMo and Hutchison.

•	Leverage Fabless Semiconductor Model. We intend to continue to use third parties to manufacture our chip sets. This fabless model allows us to focus more of our resources on our product design and marketing and eliminates the high cost of owning and operating a semiconductor fabrication facility. By using third-party manufacturers, we can take advantage of the research and development efforts of leading manufacturers and maintain flexibility in choosing suppliers that meet our technology and cost requirements. We intend to work with multiple third-party manufacturers to ensure multiple sources for, and the cost-effectiveness, quality and high performance of, our products.

•	Strengthen Our Market Presence Through Selected Acquisitions. We have completed two acquisitions in the last three years to expand our presence in certain markets, broaden our product portfolio and strengthen our intellectual property position. In September 2001, we acquired Conexant’s GPS chip set business, and in March 2003, we acquired Enuvis, a developer of wireless AGPS technology. We intend to actively consider acquisitions of companies or technologies that can add to or complement our solutions. We believe well-conceived and implemented acquisitions can enable us to increase our market penetration and broaden our technology and product offerings.

Products

We offer a broad range of GPS chip set and premium software products for high-volume GPS markets. We introduced our first-generation product architecture, called SiRFstarI, in 1996 with a focus on automotive applications. We introduced a low-power product line, called SiRFstarI/LX, based on this architecture in late 1997. We introduced our SiRFstarII architecture in both IP core and chip set forms in 1999. SiRFstarIIe was our first chip set product line based on this architecture, followed in 2002 by our SiRFstarIIe/LP and SiRFstarIIt products. In October 2002, we introduced SiRFLoc client software, and in May 2003, we introduced SiRFXTrac, both of which are premium software products. Following our acquisition of Conexant’s GPS chip set business, we offered its Zodiac product line, which we are no longer actively marketing. Our product lines are available in multiple packaging options. In February 2004, we announced three new products: (a) SiRFstarIII, our next generation GPS architecture with SiRFLoc client software, both in chip set and intellectual property core form; (b) SiRFSoft with SiRFLoc client software, our GPS solution for signal processing in software on application processor powered wireless platforms; and (c) SiRFLoc server, a multimode aiding platform that is deployed in wireless networks to improve the performance of GPS enabled devices. These products are not yet in commercial production and we do not currently expect to begin shipping these products in volume until the end of 2004.

Each of our current chip set product lines consists of two integrated circuits, a radio frequency integrated circuit and a digital signal processing circuit, and standard embedded GPS software. The radio frequency integrated circuit is an analog semiconductor that detects and processes radio frequency signals from GPS satellites. The digital signal processing circuit is a semiconductor that helps process those signals to create data. The standard embedded GPS software searches satellite signals and uses satellite data to calculate location. In addition to chip sets and standard embedded software, we also provide premium software products, SiRFLoc, SiRFXTrac, SiRFDRive and SiRFNav, which are designed for specific customer platforms, such as mobile phones, consumer devices and automotive.

Our products have been integrated into such mobile consumer devices as mobile phones, automobile navigation systems, personal digital assistants, handheld navigation devices and GPS-based peripheral devices, and into commercial systems such as fleet management and road-tolling systems.

The following table summarizes the features of our current SiRFstar-based products.

Chip Set Products and Standard Embedded Software	Description

SiRFstarIIe product line	•	Radio frequency integrated circuit

	•	Enhanced digital signal processing circuit with built-in differential GPS processor to improve accuracy

	•	Standard embedded GPS software

	•	Internal processor and memory that process GPS and some customer-defined software

SiRFstarIIe/LP product line	•	Low-power radio frequency integrated circuit

	•	Low-power enhanced digital signal processing circuit with built-in differential GPS processor to improve accuracy

	•	Standard embedded GPS software

	•	Internal processor and memory that process GPS and customer-defined software

	•	Licensed to select customers as an IP core

SiRFstarIIt product line	•	Low-power radio frequency integrated circuit

	•	Low-power enhanced digital signal processing circuit with built-in differential GPS processor and analog to digital converter to support sensors such as gyroscopes

	•	Standard embedded GPS software portable to different host processors for reduced cost

Premium Software	Description

SiRFLoc	•	Software for wireless devices that provides enhanced location information using the capabilities of the wireless networks, as needed, for multimode GPS

SiRFXTrac	•	Software designed to provide high-sensitivity satellite tracking in autonomous GPS applications that cannot use assistance from a wireless network

SiRFDRive	•	Software for automotive applications that enhances positioning by using sensors commonly found in automobiles, such as odometers

SiRFNav	•	Software for automotive navigation systems that shares resources with the host processor

Our product lines are available to OEM customers in four forms: chip sets, modules, IP cores and premium software. For customers with high-volume requirements or unique system requirements, we sell our products as chip sets, which can be integrated into the designs of their products. Customers which require GPS functionality to be added quickly to devices designed primarily for other functions may purchase complete GPS modules based on our chip sets from our VAM customers. These modules consist of our chip sets mounted on a board that can be readily added to a device. For customers that have very high-volume, cost-sensitive applications such as mobile phones, we also offer our technology in IP core form, consisting of the design code for our chip sets and the source code for the software embedded in the chip sets.

We have developed and are developing premium software products which are designed to enable our chip sets to be more easily integrated into specific applications, including our SiRFLoc, SiRFXTrac, SiRFDRive and SiRFNav premium software products. We typically charge a separate licensing royalty for these premium software products. SiRFLoc is premium software for multimode GPS created for wireless devices needing enhanced location information using the assistance capabilities of wireless networks as well as in autonomous environments, where the assistance capability may not be available. It has both client and server software aspects with the client software integrated into the user devices, such as handsets, and with the server core integrating into the wireless network systems, such as location servers. SiRFXTrac is software for PDA and consumer devices that runs on our SiRFStarIIe/LP product line and is designed to track signals in weak-signal environments without any assistance from wireless networks. SiRFDRive is software for automotive applications which uses inputs from the gyroscope, odometer and other sensors in the automobile to complement the GPS satellite signal. SiRFNav is designed to enable the navigation function to be performed by the host processor, which can reduce the cost of the GPS sub-system.

In addition to our chip sets and premium software products, we provide two types of tool kits: evaluation kits and system development kits. Evaluation kits consist of a GPS module as well as software, enabling potential customers to evaluate the performance of our products for their specific environment and application. System development kits are designed to make it easier for our customers to incorporate our GPS technology into their products and reduce their time to market. System development kits consist of hardware reference design information, a software development platform and software tools to link our software to the customer’s system software. We also offer utility software to our customers to assist them in high-volume manufacturing and testing.

Technology

Our SiRFstar GPS architectures are designed to rapidly acquire satellite signals to determine location, receive and process weak signals, use low amounts of power, generate low amounts of heat and provide greater accuracy in a cost-effective structure.

The following are the key SiRFstar GPS architectural features implemented in our products.

Features	Description		Customer Benefit

SiRFLoc MultiMode Location	•	Provides both autonomous and aided-GPS capability in wirelessly connected devices	•	Rapid response time, continuous navigation and improved signal availability
	•	Provides continuous location updates
	•	Can calculate locations in either handsets or the network

SnapLock Signal Acquisition	•	Reacquires satellite signals rapidly after emerging from an obstructed area, for example, when an automobile passes through intersections in an urban area	•	Rapid response time, providing more satellite positioning fixes in difficult environments

	•	Re-establishes position quickly using re-acquired signal

SnapStart Fast Start	•	Obtains a position fix rapidly	•	Significant power savings during idle with fast recovery to user request

SiRFDRive DR Enhanced Location	•	Combines measurements from GPS system and dead reckoning devices such as odometers and gyroscopes	•	Improves accuracy and location information availability in obstructed environments such as urban canyons and parking garages

FoliageLock Signal Sensitivity	• •	Detects signals with, we believe, as low as 1% of normal strength Continues operating in dense foliage with, we believe, as low as 1/400th of original signal	•	Improved signal availability and, therefore, improved navigation accuracy in wilderness areas having heavy signal degradation

SingleSat Positioning	•	Enables automotive GPS applications to operate during short intervals when only one satellite is visible	•	Improved availability of navigation solution from GPS in areas of severe signal blockage

	•	Permits continued navigation in urban areas

Dual Multipath Rejection	•	Reduces errors caused by reflected signals	•	Improved accuracy in urban canyons
	•	Improves GPS accuracy in obstructed environments

Differential GPS Support	•	Corrects errors in standard GPS signals using supplementary signals	•	Improved accuracy for demanding applications

	•	Supports Federal Aviation Administration’s wide area augmentation system

	•	Improves GPS accuracy to one to five meters

TricklePower Power Management	• •	Reduces power consumption and heat dissipation Increases battery life and allows smaller device sizes	•	Intelligent cycling of the GPS core provides lower power consumption in continuous navigation, improving battery life

Push-to-Fix Mode	•	Reduces average power consumption for on-demand position applications such as E911 and personal locators	•	Fast restart capabilities provide lower power consumption in infrequent positioning applications

Semiconductor Design Methodologies

We use advanced design tools and manufacturing process technologies in our design methodology, which helps reduce die size, power consumption, heat generation and cost for a given function. We further integrate specialized tools to accelerate design and verification time and to reduce the number of modification iterations.

Several factors must be taken into account in the design of GPS-based semiconductors. Because the GPS satellite system employs a very high carrier frequency and very low signal strength, handling noise interference is difficult and requires custom semiconductor design that can handle these radio frequencies. In addition, reliability concerns, such as electrical static discharge and electromigration, further complicate the design considerations. We have adopted a design approach, known as the customer owned tooling approach, for our radio frequency semiconductors to address these issues. Under the customer owned tooling, our engineers design the entire circuit and layout, which are delivered to our foundries as a physical layout database. These foundries use the database to fabricate the wafers which they then send to us. Because we design the entire circuit and layout ourselves, rather than using a third party, we believe that we can reduce these types of design problems.

For our digital signal processing semiconductors, we use complementary metal oxide semiconductor, or CMOS, process technology and the turnkey design approach, which takes advantage of existing IP cores and cell libraries offered by our foundries. We deliver to the foundries fully simulated netlists, which are instructions for using these IP cores and cell libraries, and we receive fully tested and packaged parts.

Test Methodologies

Because the GPS satellites are constantly in motion, continuous position fixes at the same physical location do not necessarily result in identical outputs. Moreover, different terrestrial environments will affect the satellite signal in different ways. Consequently, navigation solutions require the collection of large amounts of data in various environments and sophisticated software to analyze these inputs to ensure the best performance across a variety of potential user platforms. Laboratory test environments cannot reliably simulate all possible scenarios, making comprehensive automated testing for GPS products difficult. Over the last eight years, we have developed extensive test methodologies, including laboratory simulation, road testing, pedestrian applications, indoor positioning and aided acquisitions, to assure the quality of our products. These proprietary test methodologies include hundreds of separate tests, which generate large amounts of real-time data which is automatically collected and analyzed. This test system is a key to our ability to release high-quality products in a timely manner.

Customers

We market and sell our products worldwide through a combination of direct sales, independent sales representatives and distributors. We also sell to VAMs, which incorporate our chip sets into modules. We target four major platforms: wireless handheld, automotive, portable computing devices and embedded consumer devices. The following is a list of our top direct customers in each of our four target markets, based on shipments made during 2003:

Market	Customer

Wireless Handheld Applications	Flextronics Motorola PCS-3G Group

Automotive Applications	Siemens VDO

Mobile Computing Applications	Leadtek Promate Royaltek

Embedded Consumer Applications	Lowrance Navman

These customers accounted for approximately 58% of our net revenue in 2003. 10 customers together accounted for approximately 87% of our net revenue in 2003. Flextronics accounted for 13% of our net revenue in 2002. Motorola, Leadtek, Flextronics, Siemens VDO Automotive and Promate each accounted for at least 10% of our net revenue in 2003. In addition, many of our direct customers in turn sell to branded OEMs, such as Motorola’s iDEN group, DeLorme and MiTAC, which sell products using our chip sets.

Export sales from the United States to customers outside the United States accounted for 80% and 87% of our net revenue in 2002 and 2003, respectively. For a discussion of our net revenue by geographic region, please see note 7 of the notes to the consolidated financial statements.

Manufacturing

We use independent semiconductor manufacturers to fabricate our semiconductors. By contracting our manufacturing, we are able to focus more of our resources on product design and eliminate the high cost of owning and operating a semiconductor fabrication facility. This fabless business model also allows us to take advantage of the research and development efforts of leading manufacturers and to maintain flexibility in choosing suppliers that meet our technology and cost requirements. Our products are manufactured using CMOS, bipolar or a combination of bipolar and CMOS process technologies, or BiCMOS.

We design our products to be compatible with industry standard manufacturing processes, allowing us to work with multiple manufacturers. Our foundries are NEC in Japan, Samsung in South Korea and STMicroelectronics in Italy. Each foundry currently manufactures only one or two of our semiconductors. We prequalify each manufacturing plant that we intend to use by having our quality assurance team evaluate each plant. We maintain an operations and quality engineering group that manages manufacturing logistics, including product planning, work-in-progress control, shipping and receiving and our relationships with contractors. While we believe that we have adequate capacity to support our current sales levels, we intend to continue to work with our existing foundries to obtain more production capacity, and we intend to qualify new foundries to provide additional production capacity. Because we use independent foundries to manufacture our semiconductor products, we may face risks such as lack of manufacturing capacity and limited control over delivery schedules, quality assurance, production costs and manufacturing yields.

Assembly and Test

ASAT of Hong Kong, ASE of Taiwan, ChipPAC in Korea and Samsung conduct our assembly and testing. All testing is performed on standardized equipment using proprietary programs developed by our test engineering group. We use standard, readily available packages for all of our products.

Quality Assurance

We focus on product reliability from the initial stage of the design cycle through each specific design process. We review quality and reliability data from our foundries and assembly subcontractors through each stage of the production cycle. We closely monitor foundry production to enhance product quality and reliability and yield levels. Each of our software products undergoes three test cycles, which are known as alpha, beta and production. We believe this testing allows us to improve the quality and reliability of our software products. In the alpha cycle, we test the samples of the products with tests that simulate the use of the product in real-life environments. In the beta cycle, after the product has been validated in the alpha cycle, we send the product to a select number of customers who test the product in diverse environments and provide us with feedback. In the production cycle, after feedback from our beta testing, we make any appropriate changes and re-validate the functionality and performance of a product before it is released. We also have a software quality assurance organization. We are certified by the International Standards Organization quality standard called ISO9001-2000, and we actively monitor emerging quality standards.

Sales and Marketing

We market and sell our products worldwide though a combination of direct sales, independent sales representatives and distributors. For customers who want modules that incorporate our chip sets, we refer them to our VAM customers. We have six direct sales offices in the United States, the United Kingdom, France, Japan and Taiwan. We also have distributors in the United States, Europe and the Asia/Pacific region. We have a number of marketing programs to support the sale of our products and to increase brand awareness, including participation in industry tradeshows, technical conferences and technology seminars, sales training, advertising and public relations.

Research and Development

We devote a substantial portion of our resources to developing new products and strengthening our technological expertise in the GPS market. Our engineering team has expertise in architecture design, wireless communication algorithms, wireless and GPS system engineering, digital signal processing circuit design, radio frequency integrated circuit design and software engineering. We have dedicated engineering teams for systems design, digital signal processing circuit design, radio frequency integrated circuit design and software design. Our research and development expenditures were approximately $9.7 million in 2001, $11.6 million in 2002 and $15.5 million in 2003.

Government Regulation

GPS technology is restricted and its export is controlled. The United States government may restrict specific uses of GPS technology in some applications for privacy or other reasons. The United States government may also block the civilian GPS signal at any time or in hostile areas. In addition, the policies of the United States government for the use of GPS without charge may change. The growth of the GPS market could be limited by government regulation or other action. These regulations or actions could interrupt or increase our cost of doing business. To date, government regulation has not materially impacted our business. However, we cannot assure you that the United States government will remain committed to the operation and maintenance of GPS satellites over a long period. Other United States government agencies may become involved in the administration or the regulation of the use of GPS signals. Any of the foregoing factors could affect the willingness of buyers of our products to select GPS-based systems instead of products based on competing technologies.

Competition

The market for our products is competitive and rapidly evolving. We expect competition to increase, which may result in price reductions, reduced margins or loss of market share. We may be unable to compete successfully against current or future competitors.

Within each of our markets, we face competition from public and private companies as well as our customers’ in-house design efforts. For chip sets, our main competitors include Analog Devices, Motorola, Philips, QUALCOMM, Sony, STMicroelectronics, Texas Instruments and Trimble, as well as some start-up companies. For modules based on our products, the main competitors are Furuno, JRC, Motorola, Sony and Trimble. For licensed IP cores, our main competitors include QUALCOMM and Trimble. Licensees of intellectual property from our competitors may also compete against us.

In the wireless market, we compete against solutions based on alternative location technologies such as wireless infrastructure based systems. These systems are based on technologies that compute a caller’s location by measuring the differences of signals between individual base stations. If these technologies become more widely adopted, market acceptance of our products may decline. Competitors in these areas include Andrew, Cambridge Positioning System and TruePosition. Further, alternative satellite-based navigation systems such as Galileo, which is being developed by European governments, may reduce the demand for GPS-based applications or cause customers to postpone decisions on whether to integrate GPS into their products.

We believe that the key competitive factors in our markets include:

•	the cost-effectiveness of the location technology;

•	performance in terms of availability, accuracy and time required to fix a location;

•	low power consumption;

•	high integration to reduce the size of the product;

•	robustness of the products to operate in a variety of environments;

•	system development tool kits and design support to enable rapid time to market;

•	the ability to provide products in the form of chip sets, modules and licensed intellectual property; and

•	the ability to ship products in high volumes.

In addition, in the wireless market, the ability to support location in both handsets and the wireless network is an important competitive factor. We believe that we compete favorably with respect to each of these factors.

Many of our competitors have significantly greater financial, technical, manufacturing, marketing, sales and other resources than we do. We also believe that our success depends on our ability to establish and maintain relationships with established system providers and industry leaders. Our failure to establish and maintain these relationships, or the preemption of relationships by the actions of other competitors or us will harm our ability to penetrate emerging markets.

Intellectual Property

As of December 31, 2003, we had 70 granted patents in the United States, 92 patent applications pending in the United States, 10 patents granted in foreign countries and 72 foreign patent applications pending. We do not know if our patent applications or any future patent application will result in a patent being issued with the scope of the claims we seek, if at all, or whether any patents we may receive will be challenged or invalidated. We intend to continue to assess appropriate occasions for seeking patent protection for those aspects of our technology that we believe provide significant competitive advantages. Although we file patents to protect our inventions, our revenue is not dependent on any particular patent. We do not believe the expiration or loss of any particular patent would materially harm our business.

Our success also depends on our other rights in proprietary technology. We rely on a combination of copyright, trade secret, trademark and contractual protection to establish and protect our proprietary rights that are not protected by patents, and we enter into confidentiality agreements with our employees and consultants. We generally require our customers to enter into confidentiality and nondisclosure agreements before we disclose any sensitive aspects of our products, technology or business plans. Despite our efforts to protect our proprietary rights through confidentiality and license agreements, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. It is difficult to monitor unauthorized use of technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as those in the United States. In addition, our competitors may independently develop technology similar to ours. These precautions may not prevent misappropriation or infringement of our intellectual property.

Third parties could infringe or misappropriate our copyrights, trademarks and similar proprietary rights. In addition, other parties may assert infringement claims against us. Although we do not believe our products infringe any patents, our products may be found to infringe one or more issued patents. In addition, because many pending patent applications in the United States are not publicly disclosed by the United States Patent and Trademark Office until the patent is issued, applications may have been filed by others which relate to our products of which we have no knowledge. We may be subject to legal proceedings and claims in the ordinary course of our business, including claims of alleged infringement of the trademarks and other intellectual property rights of third parties. We may also be required to resort to litigation to enforce our intellectual property rights. Intellectual property litigation is expensive and time-consuming and could divert management’s attention away from running our business. This litigation could also require us to develop non-infringing technology or enter into royalty or license agreements. These royalty or license agreements, if required, may not be available on acceptable terms, if at all, in the event of a successful claim of infringement. Our failure or inability to develop non-infringing technology or license the proprietary rights on a timely basis would harm our business.

Employees

As of December 31, 2003, we had 152 active, permanent employees, including 76 in research and development, 41 in sales and marketing, 15 in operations and 20 in general and administrative. None of our employees is covered by a collective bargaining agreement. We believe that our relations with our employees are good.

Legal Proceedings

We are not a party to any material legal proceeding. We may be subject to various claims and legal actions arising in the ordinary course of business.

Facilities

Our corporate headquarters are located in San Jose, California, where we occupy approximately 25,000 square feet under a lease expiring in December 1, 2006. We also lease approximately 6,600 square feet in Irvine, California, 3,700 square feet located in South San Francisco, California and approximately 2,500 square feet in Cedar Rapids, Iowa, which serve as our engineering and product development locations. These leases expire on April 1, 2005, February 28, 2005, and June 1, 2004, respectively. We may require additional space in the future which may not be available on commercially reasonable terms or in the location we desire.

MANAGEMENT

Executive Officers and Directors

The names of our executive officers and directors and their ages as of December 31, 2003 are as follows:

Name	Age	Position(s)
Michael L. Canning	62	President, Chief Executive Officer and Director
Diosdado P. Banatao(1)(2)	57	Chairman of the Board and Founder
Walter D. Amaral	52	Senior Vice President and Chief Financial Officer
Kanwar Chadha	44	Vice President of Marketing, Director and Founder
Jamshid Basiji	63	Vice President of Engineering
Joseph M. LaValle	54	Vice President of Sales
Atul P. Shingal	43	Vice President of Operations
Moiz M. Beguwala(2)(3)	57	Director
J. Scott Blouin	53	Director
Stephen C. Sherman(1)(3)	60	Director
James M. Smaha(2)(3)	68	Director
Sam S. Srinivasan(1)(3)	59	Director

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Nominating and Corporate Governance Committee

Michael L. Canning has served as our President and Chief Executive Officer since June 2003 and as a director since July 2003. Prior to joining us, from July 1998 to February 2002, Dr. Canning served as President and Chief Executive Officer of Stream Machine Company, a digital video compression company. From September 1993 to June 1997, Dr. Canning served as President of the Mass Storage Company of Cirrus Logic, Inc., a supplier of semiconductors and software for entertainment applications. Dr. Canning holds a B.Sc. in electrical engineering from the University of Durham, U.K., a Ph.D. in electrical engineering from the University of Newcastle upon Tyne, U.K., and an M.B.A. from the University of Santa Clara.

Diosdado P. Banatao, one of our founders, has served as our Chairman since our inception. Mr. Banatao has served as a managing partner of Tallwood Venture Capital, a venture capital firm, since June 2000. From January 1998 to May 2000, Mr. Banatao served as a venture partner at Mayfield Fund, a venture capital firm. Mr. Banatao founded S3 Incorporated (now SonicBlue Incorporated), a provider of consumer digital entertainment products, where he served as President and Chief Executive Officer from January 1989 until January 1992 and as Chairman from January 1992 to December 1997. Mr. Banatao holds a B.S. in electrical engineering from the Mapua Institute of Technology and an M.S. in electrical engineering and computer science from Stanford University.

Walter D. Amaral has served as our Senior Vice President and Chief Financial Officer since August 2000. Prior to joining us, from August 1997 to August 2000, Mr. Amaral served as Senior Vice President and Chief Financial Officer of S3. From April 1995 to August 1997, Mr. Amaral served as Senior Vice President and Chief Financial Officer of NetManage, Inc., a software company. From May 1992 to May 1995, Mr. Amaral served as Senior Vice President and Chief Financial Officer of Maxtor Corporation, a computer storage device company. From May 1977 to May 1992, Mr. Amaral worked in several finance and marketing positions, the most recent of which was corporate controller, at Intel Corporation. Mr. Amaral holds a B.S. in Accounting from California State University, San Jose.

Kanwar Chadha, one of our founders, has served as our Vice President of Marketing and as one of our directors since our inception in February 1995. Prior to founding SiRF, Mr. Chadha served as Director of Strategic Marketing and as General Manager of the Multimedia Group at S3 from October 1992 to January 1995.

From April 1992 to September 1992, Mr. Chadha was a management consultant with S3 and Arcus Technology, a data solutions company. From October 1989 to March 1992, Mr. Chadha served as Chairman of AQuest, Inc., a multimedia company. From October 1983 to September 1989, Mr. Chadha served in various marketing management positions, including Product Line Manager for Coprocessors and i860 RISC Processors, of Intel Corporation. Mr. Chadha holds a B.S. in electrical engineering from the Indian Institute of Technology, New Delhi, an M.S. in computer information systems from the University of Pennsylvania, and an M.B.A. from the Wharton School of Business at the University of Pennsylvania.

Jamshid Basiji has served as our Vice President of Engineering since April 2003. Prior to joining us, from August 2002 to April 2003, Mr. Basiji served as Vice President of Engineering of Kiwi Networks, a developer of a wireless local area networking systems. From August 2000 to April 2002, Mr. Basiji served as Vice President of Engineering of Opthos Corporation, a developer of an optical networking equipment. From May 1999 to June 2000, Mr. Basiji served as President and CEO of Sebring Networks, Inc., a semiconductor company. From January 1992 to April 1999, Mr. Basiji served as Vice President of Engineering of 3COM Corporation, a provider of voice and data networking products and services. Mr. Basiji holds a B.S. in electrical engineering and an M.S. in electrical engineering and computer science from the University of California, Berkeley, and completed Ph.D. coursework in electrical engineering at Stanford University.

Joseph M. LaValle has served as our Vice President of Sales since October 2003. Prior to joining us, from May 1998 to October 2003 Mr. LaValle worked at Intel Corporation, a semiconductor company, where he held various sales and marketing positions. From October 1988 to May 1998, Mr. LaValle worked at Digital Equipment Corporation where he held various sales positions. Mr. LaValle holds a B.A. from Wabash College.

Atul P. Shingal has served as our Vice President of Operations since June 2003. Prior to joining us, from July 1999 to June 2003, Mr. Shingal held various engineering positions at Globespan Virata, Inc., a supplier of wireline and wireless communications solutions. From February 1995 to July 1999, Mr. Shingal served as Technology Engineering Development Manager, Worldwide Manufacturing, of Cypress Semiconductor, Inc., a semiconductor company. Mr. Shingal holds a B.S. in mechanical engineering from the Government Engineering College, India, an M.S. in electrical engineering from California State University, San Jose and an M.B.A. from Pune University, India.

Moiz M. Beguwala has served as one of our directors since September 2000. Since March 2004, Dr. Beguwala has been an independent consultant. From December 2002 to June 2003, Dr. Beguwala served as our acting Chief Executive Officer. From January 1999 to February 2004, Dr. Beguwala served as Senior Vice President and General Manager Wireless Communications of Conexant and most recently as a Senior Vice President of Conexant. From 1973 to December 1998, Dr. Beguwala held various positions at Rockwell Semiconductor Systems, Inc. Dr. Beguwala is a director of Skyworks Solutions, Inc., a publicly traded company. Dr. Beguwala holds a B.S. in electrical engineering from the University of California, Los Angeles, an M.S. and a Ph.D. in electrical engineering from the University of Southern California and an executive M.B.A. degree from the Anderson School of Management at the University of California, Los Angeles.

J. Scott Blouin has served as one of our directors since March 2004. Mr. Blouin is currently Senior Vice President and Chief Accounting Officer of Conexant Systems, Inc. From June 2003 to March 2004, Mr. Blouin was Senior Vice President and Chief Financial Officer of Conexant. From January 2001 to June 2003, Mr. Blouin served as Senior Vice President, Chief Accounting Officer and Controller of Conexant. From June 1995 to August 2000, Mr. Blouin served as Chief Financial Officer of Burr-Brown Corporation, a semiconductor company. Mr. Blouin holds a B.S. in administration from the University of New Hampshire at Durham, and an M.B.A. from Wake Forest University.

Stephen C. Sherman has served as one of our directors since January 2004. Mr. Sherman is a private investor. From May 2000 to December 2001, Mr. Sherman served as Senior Vice President of Fairchild Semiconductor Corporation, a semiconductor company. From October 1992 to December 2001, Mr. Sherman served as President and Chief Executive Officer of QT Optoelectronics, Inc., an optical electronics company, until it was acquired by Fairchild Semiconductor Corporation. Mr. Sherman holds a B.S. degree in operations management from Oklahoma State University.

James M. Smaha has served as one of our directors since October 2000. Since 1989, Mr. Smaha served as an independent consultant, including with S3 and interWAVE Communications International Ltd., a telecommunications company. From 1983 to 1989, Mr. Smaha served as President and Executive Vice President of the Semiconductor Group of National Semiconductor Corporation. Mr. Smaha holds a B.A. in mathematics from the University of Maine.

Sam S. Srinivasan has served as one of our directors since January 2004. Since September 1996, Mr. Srinivasan has served as the Chairman of CyberPlus Corporation, formerly a software operating business. Mr. Srinivasan founded the business of Health Language, as a part of CyberPlus in 1998 and incorporated it into a wholly owned subsidiary of CyberPlus in May 2000. From May 2000 until November 2001, Mr. Srinivasan served as Chief Executive Officer of Health Language, Inc. From May 2000 until March 2002, Mr. Srinivasan served as Chairman of Health Language, Inc. From November 1988 until March 1996, Mr. Srinivasan served as Senior Vice President, Finance and Chief Financial Officer of Cirrus Logic. From May 1984 until November 1988, Mr. Srinivasan served as Director of Internal Audits and subsequently as Corporate Controller of Intel Corporation. Mr. Srinivasan holds a B.A. in commerce from Madras University, India and an M.B.A. from Case Western Reserve University.

Board of Directors

Our bylaws currently provide for a board of directors consisting of not less than two nor more than nine members. We currently have seven directors and have authorized nine directors. Our series A preferred stockholders, voting separately as a class, have the right to elect one member to our board of directors. Diosdado Banatao is the director currently elected by our Series A preferred stockholders. Our series B and series C preferred stockholders, each voting separately as a class, have the right to elect up to two members to our board of directors. Stephen Sherman is the director currently elected by our series B preferred stockholders. James Smaha is the director currently elected by our series C preferred stockholders. Upon completion of this offering, our certificate of incorporation will no longer provide for these rights and none of our stockholders will have any special rights regarding board representation. Upon completion of this offering, the board of directors will be divided into three classes, each serving staggered three-year terms:

•	Our Class I directors currently consist of Moiz Beguwala, J. Scott Blouin and James Smaha, and their terms will expire at the first annual meeting of stockholders following the date of this prospectus;

•	Our Class II directors currently consist of Stephen Sherman and Sam Srinivasan, and their terms will expire at the second annual meeting of stockholders following the date of this prospectus; and

•	Our Class III directors currently consist of Michael Canning, Kanwar Chadha and Diosdado Banatao, and their terms will expire at the third annual meeting of stockholders following the date of this prospectus.

As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective terms. Each officer is elected by the board of directors and serves at its discretion. This classification of the board of directors may delay or prevent a change in control of SiRF or in our management.

Each of our executive officers and directors, other than non-employee directors, devotes his or her full time to our affairs. Our non-employee directors devote the amount of time to our affairs as is necessary to discharge their duties.

There are no family relationships among any of our directors or executive officers.

Board Committees

As of the closing of this offering, our board of directors will have an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will have the composition and responsibilities described below:

Audit Committee.    The audit committee provides assistance to the board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal controls and legal compliance functions by approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal accounting controls. The audit committee also oversees the audit efforts of our independent accountants and takes those actions as it deems necessary to satisfy itself that the accountants are independent of management. The audit committee currently consists of Diosdado Banatao, Stephen Sherman and Sam Srinivasan, each of whom is an independent member of our board of directors. Sam Srinivasan is the chairperson of our audit committee and is our audit committee financial expert as currently defined under Securities and Exchange Commission rules. We believe that the composition of our audit committee will meet the criteria for independence under, and the functioning of our audit committee complies with the applicable requirements of, the Sarbanes-Oxley Act of 2002, the current rules of the Nasdaq Stock Market and Securities and Exchange Commission rules and regulations. We intend to comply with future audit committee requirements as they become applicable to us.

Compensation Committee.    The compensation committee determines our general compensation policies and the compensation provided to our directors and officers. The compensation committee also reviews and determines bonuses for our officers and other employees. In addition, the compensation committee reviews and determines equity-based compensation for our directors, officers, employees and consultants and administers our stock option plans and employee stock purchase plan. The current members of the compensation committee are Diosdado Banatao, Moiz Beguwala and James Smaha, each of whom is a non-management member of our board of directors. Diosdado Banatao is the chairperson of our compensation committee. We believe that the composition of our compensation committee will meet the criteria for independence under, and the functioning of our compensation committee complies with the applicable requirements of, the Sarbanes-Oxley Act of 2002, the current rules of the Nasdaq Stock Market and Securities and Exchange Commission rules and regulations. We intend to comply with future compensation committee requirements as they become applicable to us.

Nominating and Corporate Governance Committee.    The nominating and corporate governance committee is responsible for making recommendations to the board of directors regarding candidates for directorships and the size and composition of the board. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations to the board concerning corporate governance matters. The current members of the nominating and governance committee are Moiz Beguwala, Stephen Sherman, James Smaha and Sam Srinivasan. Stephen Sherman is the chairperson of our nominating and corporate governance committee. We believe that the composition of our nominating and governance committee will meet the criteria for independence under, and the functioning of our nominating and corporate governance committee complies with the applicable requirements of the Nasdaq Stock Market and Securities and Exchange Commission rules and regulations. We intend to comply with future nominating and corporate governance committee requirements as they become applicable to us.

Director Compensation

Prior to 2004 and except as we otherwise describe below, we have not paid any cash compensation to members of our board of directors for their services as directors. We reimburse the directors for reasonable expenses in connection with attendance at board and committee meetings. Effective 2004, our independent directors will receive annual compensation of $10,000 and compensation of $1,500 for each board meeting attended in person and $500 for each board or committee meeting attended via teleconference. In addition, the chairperson of our audit committee will receive annual compensation of $6,000 and the chairpersons of our compensation committee and nominating and corporate governance committee will each receive annual compensation of $3,000. Each committee member other than a committee chairperson will receive annual compensation of $1,500. Audit committee members will receive $1,000 for each audit committee meeting attended in person and members of our compensation committee and nominating and corporate governance committee will receive $750 for each committee meeting attended in person. Directors also are eligible to receive and have received stock options under our 1995 stock incentive plan. The exercise price of stock options to directors is based on the fair market value as determined by our board of directors on the date of grant. The following non-employee director has received stock options under our 1995 stock incentive plan as follows:

Name	Number of Shares Underlying Options Granted	Exercise Price Per Share	Date of Grant
James M. Smaha	50,000	$3.50	9/27/00
	15,000	4.00	11/6/01
	15,000	4.00	5/1/03
	15,000	4.00	11/26/03
Sam S. Srinivasan	50,000	9.90	3/9/04
Stephen C. Sherman	50,000	9.90	3/9/04
Moiz M. Beguwala	50,000	10.45	3/29/04

Outside directors will receive nondiscretionary, automatic grants of nonstatutory stock options under our 2004 stock incentive plan. An outside director will be automatically granted an initial option to purchase 50,000 shares upon first becoming a member of our board of directors. The initial option vests and becomes exercisable over four years, with the first 25% of the shares subject to the initial option vesting on the first anniversary of the date of grant and the remainder vesting monthly thereafter. Immediately after each of our regularly scheduled annual meetings of stockholders, each outside director will be automatically granted a nonstatutory option to purchase 15,000 shares of our common stock, provided the director has served on our board for at least six months. In addition, after each of our regularly scheduled annual meetings of stockholders, each committee member other than a committee chairperson will receive a nonstatutory option to purchase 1,500 shares of our common stock, the chairperson of our audit committee will receive a nonstatutory option to purchase 6,000 shares of our common stock and the chairpersons of our compensation and nominating and corporate governance committees will each receive a nonstatutory option to purchase 3,000 shares of our common stock. These options will vest and become exercisable over four years, with the first 25% of the shares subject to the option vesting on the first anniversary of the date of grant and the remainder vesting monthly thereafter. The options granted to outside directors will have a per share exercise price equal to 100% of the fair market value of the underlying shares on the date of grant, and will become fully vested if we are subject to a change of control. See “Employee Benefit Plans—2004 Stock Incentive Plan.”

Compensation Committee Interlocks and Insider Participation

No interlocking relationship exists between our board of directors or compensation committee and the board of directors or compensation committee of any other entity, nor has any interlocking relationship existed in the past.

Executive Compensation

The following table summarizes all compensation paid to our Chief Executive Officer, our interim Chief Executive Officer and our four other most highly compensated executive officers whose total annual salary and bonus exceeded $100,000, for services rendered in all capacities to us during the year ended December 31, 2003. These individuals are referred to as our named executive officers.

Summary Compensation Table

	Annual Compensation		Long-Term Compensation
	Salary	Bonus	Shares Underlying Options	All Other Compensation
Michael L. Canning(1) President and Chief Executive Officer	$140,224	$6,250	1,307,000	$—
Walter D. Amaral Senior Vice President and Chief Financial Officer	236,605	6,000	—	—
Kanwar Chadha Vice President of Marketing	195,350	6,800	50,000	11,185	(2)
Jamshid Basiji(3) Vice President of Engineering	152,067	5,375	200,000	—
Atul P. Shingal(4) Vice President of Operations	110,384	5,125	200,000	78,748	(5)
Moiz M. Beguwala(6) Former Acting Chief Executive Officer	53,760	—	—	—

(1)	Dr. Canning became President and Chief Executive Officer in June 2003. Dr. Canning’s salary for 2003 on an annualized basis was $250,000.

(2)	Represents amount paid to Mr. Chadha for accrued paid time off in excess of maximum paid time off.

(3)	Mr. Basiji became our Vice President of Engineering in April 2003. Mr. Basiji’s salary for 2003 on an annualized basis was $215,019.

(4)	Mr. Shingal became our Vice President of Operations in June 2003. Mr. Shingal’s salary for 2003 on an annual basis was $205,000.

(5)	Represents relocation expense paid to Mr. Shingal in connection with his hiring in 2003.

(6)	Dr. Beguwala was employed by Conexant during the time he served in the capacity of our Chief Executive Officer from December 2002 until June 2003. The salary above reflects the amount we paid to Conexant for Dr. Beguwala’s services. In addition, we granted 73,750 shares of our common stock to Conexant in connection with this arrangement.

Stock Options

The following tables set forth certain information for the year ended December 31, 2003 with respect to stock options granted to and exercised by the individuals named in the Summary Compensation Table above. The percentage of total options granted is based on an aggregate of options to purchase 4,151,150 shares of common stock granted in 2003.

Option Grants in 2003

	Individual Grants			Expiration Date(2)	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(3)
	Number of Shares Underlying Options Granted	% of Total Options Granted to Employees in 2003	Exercise Price Per Share(1)

Name					5%	10%
Michael L. Canning	1,307,000	31.5%	$4.00	8/6/13	$20,319,583	$35,452,257
Walter D. Amaral	—	—	—	—	—	—
Kanwar Chadha	50,000	1.2	4.00	11/26/13	777,337	1,356,245
Jamshid Basiji	200,000	4.8	4.00	5/1/13	3,109,347	5,424,982
Atul P. Shingal	200,000	4.8	4.00	7/29/13	3,109,347	5,424,982
Moiz M. Beguwala	—	—	—	—	—	—

(1)	The exercise price for each grant is equal to the fair market value of our common stock on the date of grant.

(2)	The options have a term of 10 years, subject to earlier termination in certain events related to termination of employment.

(3)	Potential realizable values are calculated by:

•	multiplying the number of shares of our common stock subject to a given option by the initial public offering price of $12.00 per share;

•	assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rates shown in the table for the entire 10-year term of the option; and

•	subtracting from that result the total option exercise price.

The 5% and 10% assumed rates of appreciation are required by the rules of the Securities and Exchange Commission and do not represent our estimate or projection of the future common stock price. There can be no assurance that any of the values reflected in the table will be achieved.

Aggregated Option Exercises in 2003 and Year-End Option Values

The following table assumes a per-share fair market value equal to $12.00, the initial public offering price.

Name	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at Fiscal Year-End Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End Exercisable/Unexercisable
Michael L. Canning	250,000	$2,000,000	1,057,000/—	$8,456,000/—
Walter D. Amaral	—	—	408,937/15,938	3,953,996/127,504
Kanwar Chadha	—	—	403,312/87,396	3,966,913/699,168
Jamshid Basiji	—	—	33,332/166,668	266,656/1,333,344
Atul P. Shingal	—	—	25,000/175,000	200,000/1,400,000
Moiz M. Beguwala	—	—	—/—	—/—

Employee Benefit Plans

1995 Stock Option Plan

Our 1995 stock option plan was adopted by our board of directors in March 1995 and was subsequently approved by our stockholders.

As of December 31, 2003, 13,064,982 shares of common stock have been reserved for issuance under the 1995 stock option plan and options to purchase a total of 8,221,199 shares of common stock were outstanding thereunder at a weighted average exercise price of $3.72 per share.

Upon the completion of this offering, the 1995 stock option plan will be terminated. No shares of our common stock will remain available under the 1995 stock option plan other than for satisfying exercises of stock options granted under this plan prior to its termination.

2004 Stock Incentive Plan

General.    The 2004 stock incentive plan was adopted by our board of directors and approved by the stockholders in March 2004, and will become effective upon the completion of this offering.

Administration.    The 2004 stock incentive plan will be administered by our compensation committee. The 2004 stock incentive plan provides for the grant of options to purchase shares of common stock, restricted stock, stock appreciation rights and stock units. Incentive stock options may be granted only to employees. Nonstatutory stock options and other stock-based awards may be granted to employees, non-employee directors, advisors and consultants.

The board of directors will be able to amend or modify the 2004 stock incentive plan at any time, with stockholder approval, if required or desirable.

Authorized Shares.    5,000,000 shares of common stock have been authorized for issuance under the 2004 stock incentive plan. However, no participant in the 2004 stock incentive plan can receive option grants or stock appreciation rights for more than 1,000,000 shares total in any calendar year, or for more than 4,000,000 shares total in the first year of service. The number of shares reserved for issuance under the 2004 stock incentive plan will be increased on the first day of each of our fiscal years from 2005 through 2014 by the lesser of:

•	5,000,000 shares;

•	5% of our outstanding common stock on the last day of the immediately preceding fiscal year; or

•	the number of shares determined by the board of directors.

Plan Features.    Under the 2004 stock incentive plan:

•	We expect that options granted to optionees other than outside directors will generally vest as to 25 percent of the shares one year after the date of grant and as to 1/48th of the shares each month thereafter.

•

Nondiscretionary, automatic grants of nonstatutory stock options will be made to outside directors. An outside director will be granted automatically an initial option to purchase 50,000 shares upon first becoming a member of our board of directors. The initial option vests and becomes exercisable over four years, with the first 25% of the shares subject to the initial option vesting on the first anniversary of the date of grant date and the remainder vesting monthly thereafter. Immediately after each of our regularly scheduled annual meetings of stockholders, each outside director will be automatically granted a nonstatutory option to purchase 15,000 shares of our common stock, provided the director has served on our board for at least six months. In addition, after each of our regularly scheduled annual meetings of stockholders, each committee member other than a committee chairperson will receive a nonstatutory option to purchase 1,500 shares of our common stock, the chairperson of our audit committee will receive a nonstatutory option to purchase 6,000 shares of our common stock and the chairpersons of our compensation and nominating and corporate governance committees will each receive a nonstatutory option to purchase 3,000 shares of our common stock. These options will vest and become exercisable over four years, with the first 25% of the shares subject to the option vesting on the first anniversary of the date of grant and the remainder vesting monthly thereafter. The options granted to outside directors will have a per share exercise price equal to 100% of the fair market value of the underlying shares on the date of grant, and will become fully vested if we are subject to a change of control.

•	Generally, if we merge with or into another corporation, we may accelerate the vesting or exercisability of outstanding options and terminate any unexercised options unless they are assumed or substituted for by any surviving entity or a parent or subsidiary of the surviving entity.

•	The plan terminates 10 years after its initial adoption, unless terminated earlier by our board. Our board may amend or terminate the plan at any time, subject to stockholder approval where required by applicable law. Any amendment or termination may not impair the rights of holders of outstanding awards without their consent.

2004 Employee Stock Purchase Plan

General.    The board of directors adopted and the stockholders approved our 2004 employee stock purchase plan in March 2004, to be effective on completion of this offering. A total of 1,000,000 shares of common stock have been reserved for issuance under our employee stock purchase plan. The number of shares reserved for issuance under the employee stock purchase plan will be increased on the first day of each of our fiscal years from 2005 through 2014 by the lesser of:

•	750,000 shares;

•	1.5 % of our outstanding common stock on the last day of the immediately preceding fiscal year; or

•	the number of shares determined by our board.

Administration.    Our 2004 employee stock purchase plan, which is intended to qualify shares sold for the benefits provided under Section 423 of the Internal Revenue Code, will be administered by our board or by a committee appointed by the board. Employees, including our officers and employee directors but excluding 5% or greater stockholders, are eligible to participate if they are customarily employed for more than 20 hours per week and for more than five months in any calendar year. Our 2004 employee stock purchase plan permits eligible employees to purchase common stock through payroll deductions, which may not exceed 15% of an employee’s total compensation. The maximum number of shares a participant may purchase during a single purchase period is 1,000 shares.

Offering and Purchase Periods.    The 2004 employee stock purchase plan will be implemented by a series of overlapping offering periods of 24 months’ duration, with new offering periods, other than the first offering period, beginning in May and November of each year except as otherwise determined by our board of directors. Purchase periods for our 2004 employee stock purchase plan will each have a duration of six months, unless otherwise determined by our board of directors. During each purchase period, payroll deductions will accumulate, without interest. On the last day of each purchase period, accumulated payroll deductions will be used to purchase common stock. The initial offering period is expected to begin on the date of this offering and end in November 2005. The initial purchase period is expected to begin on the date of this offering and end in November 2004.

The purchase price will be equal to 85% of the fair market value per share of common stock on either the first trading day of the offering period or on the last trading day of the purchase period, whichever is less. Employees may withdraw their accumulated payroll deductions at any time. Participation in our 2004 employee stock purchase plan ends automatically on termination of employment with us. Immediately before a corporate reorganization, the offering period and purchase period then in progress shall terminate and stock will be purchased with the accumulated payroll deductions, unless the 2004 employee stock purchase plan is assumed by the surviving corporation or its parent corporation under the plan of merger or consolidation.

401(k) Plan

We have established a tax-qualified employee savings and retirement plan for which our employees are generally eligible. Under our 401(k) Plan, employees may elect to reduce their compensation and have the amount of this reduction contributed to the 401(k) Plan. We currently do not make matching contributions. The 401(k) Plan is intended to qualify under Section 401 of the Internal Revenue Code, so that contributions to the 401(k) Plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan, and so that contributions by us, if any, will be deductible by us when made.

Employment Agreements and Change in Control Arrangements

We do not have formal employment agreements with any of our executive officers. We have standard offer letters with each of our named executive officers which set forth each officer’s salary and bonus. The stock options granted to Michael Canning, Kanwar Chadha and Walter Amaral will immediately vest as to 50% of the then outstanding unvested shares in the event of a change in control of SiRF and their termination without cause in connection with the change in control.

Indemnification Agreements

We intend to enter into agreements to indemnify our directors and executive officers. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers. Our certificate of incorporation and our bylaws contain provisions that limit the liability of our directors. A description of these provisions is contained under the heading “Description of Common Stock — Limitation of Liability and Indemnification Matters.”

RELATED PARTY TRANSACTIONS

Other than compensation agreements and other arrangements, which are described in “Management,” and the transactions described below, since February 1995 there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or will be a party:

•	in which the amount involved exceeded or will exceed $60,000; and

•	in which any director, executive officer, holder of more than 5% of our common stock on an as-converted basis or any member of their immediate family had or will have a direct or indirect material interest.

Sales of Common and Preferred Stock

Between March 1995 and December 31, 2003, we issued and sold the securities listed below in connection with private financings:

•	March 1995: 3,333,333 shares of common stock at a price of $.001 per share to Diosdado Banatao, Kanwar Chadha and Sanjai Kohli;

•	March 27, 1995: 2,666,666 shares of series A preferred stock at a price of $.225 per share to two accredited investors;

•	June 2, 1995: 5,000,000 shares of series B preferred stock at a price of $.80 per share to 17 accredited investors;

•	November 29, 1996 to December 31, 1996: 2,000,000 shares of series C preferred stock at a price of $4.00 per share to 24 accredited investors;

•	January 16, 1998 to July 31, 1998: 1,688,001 shares of series D preferred stock at a price of $6.00 per share to 27 accredited investors;

•	February 18, 1999 to February 15, 2000: 4,010,793 shares of series E preferred stock at a price of $6.15 per share to 98 accredited investors;

•	October 2, 2000: 1,200,000 shares of series F preferred stock at $10.00 per share to three accredited investors;

•	September 21, 2001: 6,704,483 shares of series G preferred stock as part of an Agreement and Plan of Contribution and Merger with Conexant Systems, Inc.;

•	December 3, 2001 to March 6, 2002: 3,027,825 shares of series H preferred stock at $6.50 per share to 27 accredited investors;

•	April 1, 2003: 6,730 shares of series C preferred stock as a result of a warrant exercise at an exercise price of $4.00 per share to one accredited investor; and

•	May 26, 2003: 3,846 shares of series D preferred stock as a result of warrant exercises at a price of $6.00 per share to one accredited investor.

Immediately prior to completion of this offering, each share of preferred stock will convert into one share of common stock, except that each share of series F preferred stock will convert into 1.043 shares of common stock and each share of series G preferred stock will convert into 1.174 shares of common stock.

Transactions with Management and 5% Stockholders

The table below summarizes purchases, in excess of $60,000, of shares of our capital stock by one of our directors:

	Shares of Preferred Stock
	Series A	Series B	Series C	Series D	Series E	Series G	Series H
Directors and Executive Officers:
Diosdado P. Banatao(1)	2,211,472	112,500	—	—	81,300	—	153,846

(1)	Includes 1,105,736 shares of series A preferred stock, 40,650 shares of series E preferred stock and 76,923 shares of series H preferred stock held by Tallwood Partners, LLC. Diosdado Banatao, one of our directors, and his wife are trustees of a family trust that owns all of the interests in Tallwood Partners, LLC. Mr. Banatao currently holds no shares of the 112,500 shares of series B preferred stock originally purchased from us and holds 18,650 shares of series E preferred stock originally purchased by him.

Conexant received 6,704,843 shares of series G preferred stock in connection with our acquisition of Conexant’s GPS chip set business. Conexant became a 5% or more stockholder as a result of this acquisition and Moiz Beguwala, then a Senior Vice President of Conexant Systems, Inc., was elected to our board of directors. In connection with our acquisition of Conexant’s GPS chip set business, we entered into a manufacturing agreement with Conexant under which we purchased products with a cost of approximately $66,000 in 2001, approximately $3.7 million in 2002, and approximately $2.6 million in 2003. This agreement expired in March 2003. We also entered into an agreement to provide GPS semiconductors to Conexant’s GPS module business. Revenue from product sales under this agreement to Conexant were approximately $1.1 million in 2001 and approximately $1.1 million in 2002. We had no sales under this agreement in 2003. This agreement expired in March 2003. In December 2001, Conexant purchased 461,538 shares of our series H preferred stock. On October 16, 2003, we issued 73,750 shares of common stock to Conexant Systems, Inc. for consulting services provided by Moiz M. Beguwala when he was serving in the capacity of our Chief Executive Officer while employed by Conexant.

Registration Rights

We have entered into an investors’ rights agreement with each of the purchasers of preferred stock listed above. Under this agreement, these and other stockholders are entitled to registration rights with respect to their shares of common stock issuable upon the automatic conversion of their convertible preferred stock immediately prior to completion of this offering. For additional information, see “Description of Capital Stock — Registration Rights.”

Indemnification Agreements

We intend to enter into indemnification agreements with each of our current directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information as of March 15, 2004 about the number of shares of common stock beneficially owned and the percentage of common stock beneficially owned before and after the completion of this offering by:

•	each person known to us to be the beneficial owner of more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors;

•	all of our directors and executive officers as a group; and

•	all selling stockholders.

Unless otherwise noted below, the address of each beneficial owner listed in the table is c/o SiRF Technology Holdings, Inc., 148 E. Brokaw Road, San Jose, California 95112.

We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 36,864,634 shares of common stock outstanding on March 15, 2004, which assumes the conversion of all outstanding shares of preferred stock into 29,100,184 shares of common stock. For purposes of the table below, we have assumed that 43,864,634 shares of common stock will be outstanding upon completion of this offering. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of March 15, 2004. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Name and Address of Beneficial Owner	Shares Beneficially Owned Prior to Offering		Shares Being Offered	Shares Beneficially Owned After Offering
	Number	Percent		Number	Percent
5% Stockholders:
Conexant Systems, Inc.(1)	8,450,546	22.9%	2,531,330	5,919,216	13.5%

Directors and Executive Officers:
Michael L. Canning(2)	1,307,000	3.4	—	1,307,000	2.9
Walter D. Amaral(3)	411,594	1.1	—	411,594	*
Kanwar Chadha(4)	1,506,739	4.0	—	1,506,739	3.4
Jamshid Basiji(5)	50,000	*	—	50,000	*
Atul P. Shingal(6)	41,666	*	—	41,666	*
Moiz M. Beguwala	—	—	—	—	—
Diosdado P. Banatao(7)	4,567,113	12.4	—	4,567,113	10.4
J. Scott Blouin	—	—	—	—	—
Stephen C. Sherman	—	—	—	—	—
James M. Smaha(8)	66,875	*	—	66,875	*
Sam S. Srinivasan	—	—	—	—	—
All directors and executive officers as a group (12 persons)(9)	7,950,987	20.4%	—	7,950,987	17.3%

Name and Address of Beneficial Owner	Shares Beneficially Owned Prior to Offering		Shares Being Offered	Shares Beneficially Owned After Offering
	Number	Percent		Number	Percent
Other Selling Stockholders:
Sanjai Kohli(10)	1,093,926	3.0%	101,958	991,968	2.3%
Fortune Venture Capital Corporation(11)	875,000	2.4	264,399	610,601	1.4
Dell Ventures, L.P.(12)	521,376	1.4	157,541	363,835	*
Beijing Technology Development Fund (Cayman) LDC(13)	358,194	1.0	32,563	325,631	*
Transatlantic Venture Partners C.V.(14)	357,762	1.0	100,000	257,762	*
Matsushita Electric Works, Ltd.(15)	341,000	*	103,033	237,967	*
Seed Ventures II Limited(16)	312,500	*	94,421	218,079	*
Hikari Tsushin Inc.(17)	284,526	*	85,968	198,558	*
Juan Velasquez(18)	281,250	*	84,977	196,273	*
Ricardo Bautista(19)	250,000	*	75,536	174,464	*
CTS Investment Co., Ltd.(20)	221,163	*	20,106	201,057	*
Chong Moon Lee(21)	191,300	*	57,796	133,504	*
TKS Venture Capital Co., Ltd.(22)	187,500	*	56,648	130,852	*
Renasas Technology Corp.(23)	163,012	*	49,248	113,764	*
Oscar Lopez(24)	135,000	*	40,786	94,214	*
MC Capital, Inc.(25)	132,094	*	39,906	92,188	*
Chinatrust Venture Capital Co., Ltd.(26)	93,750	*	28,319	65,431	*
Pacific Venture Capital Co., Ltd.(27)	93,750	*	28,319	65,431	*
Ma. Julia Diaz(28)	43,442	*	13,117	30,325	*
MC Silicon Valley, Inc.(29)	40,650	*	12,277	28,373	*
Mitsubishi International Corporation(30)	40,650	*	12,277	28,373	*
International Network Capital Corp.(31)	32,731	*	2,975	29,756	*
International Network Capital LDC(32)	21,830	*	1,985	19,845	*
Frederic Morin(33)	13,036	*	3,932	9,104	*
Andrew Krasnow(34)	1,957	*	583	1,374	*

*	Represents beneficial ownership of less than 1%.

(1)	Principal address is 4000 MacArthur Blvd., Newport Beach, California 92660. Conexant Systems is a publicly held corporation. Includes 46,153 shares issuable under warrants that are immediately exercisable.

(2)	Includes 61,334 shares subject to our right of repurchase as of March 15, 2004. Also includes 1,057,000 shares subject to options that are immediately exercisable, of which 1,027,834 shares are subject to our right of repurchase as of March 15, 2004.

(3)	Includes 410,265 shares subject to options that are immediately exercisable, of which 40,626 shares are subject to our right of repurchase as of March 15, 2004. Also includes 1,329 shares subject to options exercisable within 60 days of March 15, 2004.

(4)	Includes 406,428 shares subject to options that are immediately exercisable, of which 6,042 shares are subject to our right of repurchase as of March 15, 2004. Also includes 3,117 shares subject to options exercisable within 60 days of March 15, 2004. Also includes 34,000 shares held in trust for members of Mr. Chadha’s family.

(5)	Includes 45,832 shares subject to options that are immediately exercisable. Also includes 4,168 shares subject to options exercisable within 60 days of March 15, 2004.

(6)	Includes 33,332 shares subject to options that are immediately exercisable. Also includes 8,334 shares subject to options exercisable within 60 days of March 15, 2004.

(7)	Includes 2,225,001 shares held in trust for Mr. Banatao’s family and family members for which Mr. Banatao is the trustee, of which 7,692 shares are issuable under warrants that are immediately exercisable, and includes 1,231,001 shares held by Tallwood Partners, LLC, of which 7,692 shares are issuable under warrants that are immediately exercisable. Mr. Banatao and his wife, Maria Banatao, are trustees of a family trust that owns all of the interests in Tallwood Partners LLC.

(8)	Includes 63,750 shares subject to options that are immediately exercisable, of which 8,334 shares are subject to our right of repurchase as of March 15, 2004. Also includes 3,125 shares subject to options exercisable within 60 days of March 15, 2004.

(9)	Includes 61,334 shares subject to our right of repurchase as of March 15, 2004. Also includes 2,016,607 shares subject to options that are immediately exercisable, of which 1,082,836 shares are subject to our right of repurchase as of March 15, 2004. Also includes 20,073 shares subject to options exercisable within 60 days of March 15, 2004 and 15,384 shares issuable under warrants that are immediately exercisable.

(10)	Principal address is 125 Rosecrans Place, Manhattan Beach, California 90266.

(11)	Principal address is 2F., No. 76, Section 2, Tunhwa South Road, Taipei 106, Taiwan, Republic of China. Duen Chian Cheng and Chia Tsung Hung hold shared voting and dispositive power over the shares held by Fortune Venture Capital Corporation.

(12)	Principal address is One Dell Way, Round Rock, Texas 78682. Stephen Bailey, Vice President of Dell Ventures, L.P., holds voting and dispositive power over the shares held by Dell Ventures, L.P.

(13)	Principal address is c/o Maples and Calder, Ugland House, South Church Street, P.O. Box 309, George Town, Grand Cayman, Cayman Islands, British West Indies. Includes 32,563 shares issuable under warrants that are immediately exercisable. Jaclyn Lo, Chief Financial Officer of Beijing Technology Development Fund (Cayman) LDC, holds voting and dispositive power over the shares held by Beijing Technology Development Fund (Cayman) LDC.

(14)	Principal address is 645 Madison Ave., 12th Floor, New York, New York 10022. Includes 32,524 shares issuable under warrants that are immediately exercisable. Fred Nazem and Phillip Barak, investment managers of Transatlantic Venture Partners C.V., hold shared voting and dispositive power over the shares held by Transatlantic Venture Partners C.V.

(15)	Principal address is 1048 Oaza Kadoma, Kadoma-shi, Osaka-fu 571-8686, Japan. Includes 31,000 shares issuable under warrants that are immediately exercisable. Kochi Hatanaka, President of Matsushita Electric Works, Ltd., holds voting and dispositive power over the shares held by Matsushita Electric Works, Ltd.

(16)	Principal address is 396 Alexandra Road, #16-03, BP Tower, Singapore 119954. Lip-Bu Tan and Hock Voon Loo of Seed Ventures II Limited hold shared voting and dispositive power over the shares held by Seed Ventures II Limited.

(17)	Principal address is 1-16-15 Minami-Ikebukuro, Toshima-ku, Tokyo 171-002, Japan. Yasumitsu Shigeta, Chief Executive Officer, and Tatsuya Nakamura, General Manager of Finance of Hikari Tsushin, Inc., hold shared voting and dispositive power over the shares held by Hikari Tsushin, Inc.

(18)	Principal address is 17A McKinley Road, Unit 21, Manila Polo Townhouses, Forbes Park, Makati City, Philippines.

(19)	Principal address is 4636 Arellan Ave., Palanan Makati City, Philippines.

(20)	Principal address is Level 2, Gold Star Building, Beach Road, Apia, Samoa. Includes 20,106 shares issuable under warrants that are immediately exercisable. Jaclyn Lo, Chief Financial Officer of CTS Investment Co., Ltd., holds voting and dispositive power over the shares held by CTS Investment Co., Ltd.

(21)	Principal address is 330 Golden Hill, Portola Valley, California 94028.

(22)	Principal address is 5th Floor, No. 420, Fu-Hsin North Road, Taipei, Taiwan Republic of China. Christopher M. Chu, Partner of TKS Venture Capital Co., Ltd., holds voting and dispositive power over the shares held by TKS Venture Capital Co., Ltd.

(23)	Principal address is 4-1 Marunouch, 2-chome, Chiyoda-ku, Tokyo 100-6334 Japan. Satoru Ito, President and Chief Operating Officer of Renasas Technology Corp., holds voting and dispositive power over the shares held by Renasas Technology Corp.

(24)	Principal address is c/o First Philippine Holdings Corporation, 4th Floor, Benpres Building Exchange Road cor. Meralco Avenue, Pasig City, Philippines.

(25)	Principal address is 520 Madison Avenue, 16th Floor, New York, New York 10022. Tak Ishikawn, President and Chief Executive Officer of MC Financial Services, Ltd., manager of MC Capital, Inc., holds voting and dispositive power over the shares held by MC Capital, Inc.

(26)	Principal address is 5th Floor, No. 420 Fu-Hsin North Road, Taipei, Taiwan Republic of China. Christopher M. Chu, Partner of Chinatrust Venture Capital Co., Ltd., holds voting and dispositive power over the shares held by Chinatrust Venture Capital Co., Ltd.

(27)	Principal address is 5th Floor, No. 420 Fu-Hsin North Road, Taipei, Taiwan Republic of China. Christopher M. Chu, Partner of Pacific Venture Capital Co., Ltd., holds voting and dispositive power over the shares held by Pacific Venture Capital Co., Ltd.

(28)	Principal address is 129 Appian Way, South San Francisco, California 94080.

(29)	Principal address is 850 Hansen Way, Suite 100, Palo Alto, California 94304. Hiroshi Nimura, President, Hajime Kimura, Executive Vice President, and Jeffrey W. Daley, Executive Vice President, of MC Silicon Valley, Inc., hold shared voting and dispositive power over the shares held by MC Silicon Valley, Inc.

(30)	Principal address is 850 Hansen Way, Suite 100, Palo Alto, California 94304. Motoatsu Sakurai, Yoshikuni Kanai and James E. Brum, members of the executive committee of the board of directors of Mitsubishi International Corporation, hold shared voting and dispositive power over the shares held by Mitsubishi International Corporation.

(31)	Principal address is 10F-2, Ruentex Banking Tower, 76 Tun Hua South Road, Section 2, Taipei, Taiwan, Republic of China. Includes 2,976 shares issuable under warrants that are immediately exercisable. Jaclyn Lo, Chief Financial Officer of International Network Capital Corp., holds voting and dispositive power over the shares held by International Network Capital Corp.

(32)	Principal address is P.O. Box 866, Anderson Square Bldg., 3rd Floor, George Town, Grand Cayman, Cayman Island, British West Indies. Includes 1,985 shares issuable under warrants that are immediately exercisable. Jaclyn Lo, Chief Financial Officer of International Network Capital LDC., holds voting and dispositive power over the shares held by International Network Capital LDC.

(33)	Principal address is 50 rue Nocolo, 75116 Paris, France.

(34)	Principal address is 1221 First Avenue, Suite 207, Seattle, Washington 98101.

DESCRIPTION OF CAPITAL STOCK

General

When this offering is completed and after the filing of our restated certificate of incorporation, our authorized capital stock will consist of 250,000,000 shares of common stock, par value $.0001 per share, and 5,000,000 shares of preferred stock, par value $.0001 per share. The following information assumes the filing of our restated certificate of incorporation and the conversion of all outstanding shares of preferred stock into shares of common stock immediately prior to completion of this offering.

As of December 31, 2003, there were 36,844,859 shares of common stock outstanding held by approximately 396 stockholders of record, assuming the automatic conversion of each outstanding share of preferred stock into 29,100,184 shares of common stock immediately prior to completion of this offering. The shares of common stock to be outstanding after this offering, including the shares of common stock to be sold in this offering, will be fully paid and nonassessable.

Common Stock

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available at the times and in the amounts that our board of directors may determine from time to time.

Voting Rights

Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our certificate of incorporation. This means that the holders of a majority of the shares voted can elect all of the directors then standing for election. In addition, our certificate of incorporation and bylaws provide that certain actions require the approval of two-thirds, rather than a majority, of the shares entitled to vote. For a description of these actions, see “— Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws.”

No Preemptive, Conversion or Redemption Rights

Our common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

Right to Receive Liquidation Distributions

Upon our liquidation, dissolution or winding-up, the holders of common stock are entitled to share in all assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock. Each outstanding share of common stock is, and all shares of common stock to be issued in this offering when they are paid for will be, fully paid and nonassessable.

Preferred Stock

Upon completion of this offering, each currently outstanding share of preferred stock will convert into one share of common stock, except that each share of series F preferred stock will convert into 1.043 shares of common stock and each share of series G preferred stock will convert into 1.174 shares of common stock. Upon completion of this offering, our board of directors will be authorized, subject to limitations imposed by Delaware law, to issue up to a total of 5,000,000 shares of preferred stock in one or more series, without stockholder approval. Our board of directors will be authorized to establish from time to time the number of shares to be included in each series, and to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations or restrictions. Our board of directors will also be able to increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by the stockholders.

The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could harm the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of us and might harm the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Warrants

As of December 31, 2003, we had outstanding warrants to purchase a total of 831,622 shares of preferred stock as follows:

•	187,190 shares of series E preferred stock at an exercise price of $6.15 per share, which expire in 2004;

•	212,796 shares of series F preferred stock at an exercise price of $10.00 per share, which expire five years after the closing of this offering; and

•	431,636 shares of series H preferred stock at exercise prices ranging from $1.63 to $11.50 per share, of which warrants to purchase 239,526 shares of series H preferred stock expire in 2006, warrants to purchase 63,246 shares of series H preferred stock expire in 2007, warrants to purchase 4,782 shares of series H preferred stock expire in 2008 and warrants to purchase 124,082 shares of series H preferred stock expire in 2013.

Upon completion of this offering, these warrants will be exercisable for a total of 840,719 shares of our common stock as a result of anti-dilution adjustments.

Registration Rights

The holders of 29,940,903 shares of common stock issuable upon conversion of our outstanding preferred stock and upon the exercise of warrants have the right to cause us to register these shares under the Securities Act based on:

•	Demand registration rights. At the earlier of five years after the date of the investors’ rights agreement or one year after this offering, one or more holders of 30% of the common stock issued upon conversion of our preferred stock may request that we register their shares.

•	Piggyback registration rights. The holders of registrable securities may request to have their shares registered any time we file a registration statement to register any of our securities for our own account or for the account of others subject to a pro rata cutback to a minimum of 25% of any offering other than our initial public offering.

•	S-3 registration rights. The holders of registrable securities have the right to request registrations on Form S-3 if we are eligible to use Form S-3 and have not already registered shares twice on an S-3 registration statement within the past 12 months and if the total proceeds are at least $8,000,000.

Shares sold by selling stockholders in this offering will no longer be entitled to these registration rights. Registration of shares of common stock because of the exercise of demand registration rights, piggyback registration rights or S-3 registration rights under the Securities Act would result in the holders being able to trade these shares without restriction under the Securities Act when the registration statement is declared effective. We will pay all registration expenses, other than underwriting discounts and commissions, related to any registration. These registration rights terminate five years after this offering is completed.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

The provisions of Delaware law, our certificate of incorporation and our bylaws described below may have the effect of delaying, deferring or discouraging another party from acquiring control of us.

Delaware Law

We will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the transaction is approved by the board before the date the interested stockholder attained that status;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•	on or after the date the business combination is approved by the board and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

A Delaware corporation may opt out of this provision either with an express provision in its original certificate of incorporation or in an amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out, and do not currently intend to opt out, of this provision. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Charter and Bylaws

Following the completion of this offering, our certificate of incorporation and bylaws will provide that:

•	no action can be taken by stockholders except at an annual or special meeting of the stockholders called in accordance with our bylaws, and stockholders may not act by written consent;

•	the approval of holders of two-thirds of the shares entitled to vote at an election of directors will be required to adopt, amend or repeal our bylaws or amend or repeal the provisions of our certificate of incorporation regarding the election and removal of directors and the ability of stockholders to take action;

•	our board of directors will be expressly authorized to make, alter or repeal our bylaws;

•	stockholders may not call special meetings of the stockholders or fill vacancies on the board;

•	our board of directors will be divided into three classes serving staggered three-year terms. This means that only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective terms;

•	our board of directors will be authorized to issue preferred stock without stockholder approval;

•	directors may only be removed for cause by the holders of two-thirds of the shares entitled to vote at an election of directors; and

•	we will indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.

Limitation of Liability and Indemnification Matters

We have adopted provisions in our certificate of incorporation that limit the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the Delaware General Corporation Law. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

•	for any breach of their duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment or repeal of these provisions requires the approval of the holders of shares representing at least 66 2/3% of the shares entitled to vote in the election of directors, voting as one class.

Our certificate of incorporation and bylaws also provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Our bylaws also permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of his actions as our officer, director, employee or agent, regardless of whether the bylaws would permit indemnification. We have entered into separate indemnification agreements with our directors and executive officers that could require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in our certificate of incorporation and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

Nasdaq National Market Listing Symbol

Our common stock has been approved for quotation on the Nasdaq National Market under the symbol “SIRF.”

Transfer Agent and Registrar

The	transfer agent and registrar for our common stock is The Bank of New York.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. We cannot predict the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Sales of our common stock in the public market after the restrictions lapse, or the perception that those sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions.

Sale of Unregistered Shares

Upon completion of this offering, we will have outstanding 43,844,859 shares of common stock. The shares of common stock being sold in this offering, other than shares sold in our directed share program, will be freely tradable, other than by any of our “affiliates” as defined in Rule 144(a) under the Securities Act, without restriction or registration under the Securities Act. All remaining shares were issued and sold by us in private transactions and are eligible for public sale if registered under the Securities Act or sold in accordance with Rule 144 or Rule 701 under the Securities Act. These remaining shares are “restricted securities” within the meaning of Rule 144 under the Securities Act or were issued pursuant to Section 3(a)(10) under the Securities Act in connection with our reorganization in September 2001.

As a result of lockup agreements with us or the underwriters as described below and subject to the provisions of Rules 144, 144(k) and 701 described below, these securities will be available for sale in the public market as follows:

•	211,401 will be eligible for sale prior to 180 days after the date of this prospectus;

•	22,535,570 shares will be eligible for sale upon the expiration of the 180-day lockup agreement, in some cases subject to volume and other limitations as described below;

•	10,370,638 shares will be eligible for sale upon the expiration of the 240-day lockup agreement, in some cases subject to volume and other limitations as described below; and

•	77,250 shares will be eligible for sale at various times thereafter.

Lockup Agreements

Our directors, executive officers, the selling stockholders and holders of substantially all of our common stock have agreed that they will not sell any common stock owned by them without the prior written consent of Morgan Stanley & Co. Incorporated or us for a period of 180 days, or 240 days with respect to 10,370,638 shares held by the selling stockholders, from the date of this prospectus. To the extent shares are released before the expiration of the lockup period and these shares are sold into the market, the market price of our common stock could decline. Following the applicable lockup periods, 32,906,208 shares of our common stock outstanding after this offering will become available for sale, in some cases, subject to volume and other restrictions as applicable under Rule 144 or 701. In addition, each purchaser of the up to 350,000 shares of common stock in the directed share program shall agree not to sell or otherwise dispose of such shares for a period of 180 days after the date of this prospectus.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year from the later of the date those shares of common stock were acquired from us or one of our affiliates would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the then outstanding shares of common stock, or approximately 438,449 shares immediately after this offering, assuming no exercise of the underwriters’ over-allotment option; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

Sales under Rule 144 are subject to requirements relating to manner of sale, notice and availability of current public information about us.

Rule 144(k)

A person, or persons whose shares are aggregated, who is not deemed to have been our affiliate at any time during the 90 days immediately preceding the sale, and who beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner who is not an affiliate, may sell restricted securities after this offering under Rule 144(k) without complying with the volume limitations, manner of sale provisions, public information or notice requirements of Rule 144. Within 180 days after the date of this prospectus, 2,718,461 shares will qualify as “Rule 144(k) shares.”

Rule 701

Subject to various limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon with respect to the resale of securities originally purchased from us by our employees, directors, officers, consultants or advisers prior to the closing of this offering, pursuant to written compensatory benefit plans or written contracts relating to the compensation of such persons. Securities issued in reliance on Rule 701 are deemed to be restricted securities and, beginning 90 days after the date of this prospectus, unless subject to the contractual restrictions described above, may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with the minimum holding period requirements.

Stock Options

Immediately after this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering shares of common stock under outstanding options under our 1995 stock option plan and shares reserved for future issuance under our 2004 stock incentive plan and our 2004 employee stock purchase plan. This registration statement will automatically become effective upon filing. Shares registered under this registration statement will be available for sale in the open market, subject to the lockup agreements described above, although sales of shares held by our affiliates will be limited by Rule 144 volume limitations. Based on the number of shares subject to outstanding options under our 1995 stock option plan as of December 31, 2003 and the number of shares reserved for issuance under our 2004 stock incentive plan and 2004 employee stock purchase plan, this registration statement would cover approximately 14,221,199 shares.

Registration Rights

In addition, after this offering, the holders of approximately 29,940,903 shares of common stock will be entitled to rights to cause us to register the sale of those shares under the Securities Act. See “Description of Capital Stock — Registration Rights.”

UNDERWRITERS

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Credit Suisse First Boston LLC, Deutsche Bank Securities Inc. and Thomas Weisel Partners LLC are acting as representatives, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated	4,950,000
Credit Suisse First Boston LLC	3,410,000
Deutsche Bank Securities Inc.	1,595,000
Thomas Weisel Partners LLC	1,045,000

Total	11,000,000

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $.55 per share under the public offering price. No underwriter may allow, and no dealer may reallow, any concession to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 1,650,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be $151.8 million, the total underwriters’ discounts and commissions would be $10.6 million and the total proceeds to us would be $96.5 million.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares offered by them.

We and each of our officers, directors, employees, the selling stockholders and substantially all of our other stockholders have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we and they will not, during the period ending 180 days, or 240 days with respect to the remaining shares held by the selling stockholders, after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph do not apply to:

•	the sale of shares of common stock to the underwriters;

•	transactions relating to shares of common stock or other securities acquired in open market transactions after the completion of this offering, other than shares acquired in open market transactions by persons subject to reporting requirements under Section 16 of the Exchange Act;

•	the entry into written trading plans designed to comply with Rule 10b5-1 of the Exchange Act, provided that no sales or other dispositions may occur under such plans until the expiration of the lockup period;

•	the transfer of shares of common stock or any securities convertible into common stock by gift;

•	the transfer of shares of common stock or any securities convertible into common stock by will or intestate succession to a spouse or lineal descendants;

•	the distribution of shares of common stock to partners, members or stockholders; and

•	the transfer of shares of common stock or any securities convertible into common stock to a trust for the benefit of the stockholder or his or her immediate family;

provided that in the case of each of the last four transactions, each donee, distributee, transferee and recipient agrees to be subject to the restrictions described in the immediately preceding paragraph and no filing under Section 16 of the Exchange Act is required, or shall be voluntarily made, in connection with these transactions.

Following the lockup period, shares of our common stock outstanding after this offering will become available for sale.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in this offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters and one or more of the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead manager to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters, on the one hand, and we and the selling stockholders, on the other hand, have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 350,000 shares offered by this prospectus to directors, officers, employees, customers, business associates and related persons selected by SiRF. We will pay all fees and disbursements of counsel incurred by the underwriters in connection with offering the shares to such persons. The number of shares of common stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations among us, the selling stockholders and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods; and the price-earnings ratios, price-sales ratios and market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

LEGAL MATTERS

Selected legal matters with respect to the validity of the common stock offered by this prospectus will be passed upon for us by Pillsbury Winthrop LLP, Palo Alto, California. Some attorneys of Pillsbury Winthrop LLP and an investment partnership comprised of partners and former partners of that firm beneficially own an aggregate of 16,832 shares of our common stock. None of the attorneys of Pillsbury Winthrop LLP or the investment partnership are selling shares in connection with this offering. Selected legal matters relating to the offering will be passed upon for the underwriters by Fenwick & West LLP, Mountain View, California.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule at December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, as set forth in their report. We have included our financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

CHANGE IN INDEPENDENT ACCOUNTANTS

On October 29, 2002, our board of directors dismissed Deloitte & Touche LLP as our independent auditors and subsequently appointed Ernst & Young LLP as its independent auditors. There were no disagreements with the former accountants during the years ended December 31, 2000 and 2001 or during any subsequent interim period preceding their replacement on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the former accountants’ satisfaction, would have caused them to make reference to the subject matter of the disagreement in connection with their reports. The former independent auditors issued an unqualified report on the financial statements as of and for the years ended December 31, 2000 and 2001. We did not consult with Ernst & Young LLP on any accounting or financial reporting matters in the periods prior to their appointment.

We requested Deloitte & Touche LLP to furnish a letter addressed to the Commission, stating whether it agrees with these statements made by us and, if not, stating the respects in which it does not agree. A copy of this letter, dated as of February 9, 2004, which states that it agrees with these statements, is filed as Exhibit 16.1 to the Form S-1 registration statement of which this prospectus forms a part.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 with respect to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Please refer to the registration statement, exhibits and schedules for further information with respect to the common stock offered by this prospectus. Statements contained in this prospectus regarding the contents of any contract or other document are only summaries. With respect to any contract or document filed as an exhibit to the registration statement, you should refer to the exhibit for a copy of the contract or document, and each statement in this prospectus regarding that contract or document is qualified by reference to the exhibit. A copy of the registration statement and its exhibits and schedules may be inspected without charge at the SEC’s public reference room, located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC’s website at www.sec.gov.

Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, and we intend to file reports, proxy statements and other information with the SEC.

SiRF TECHNOLOGY HOLDINGS, INC.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders

SiRF Technology Holdings, Inc.

We have audited the accompanying consolidated balance sheets of SiRF Technology Holdings, Inc. as of December 31, 2002 and 2003 and the related consolidated statements of operations, convertible preferred stock and stockholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2003. Our audits also included the financial statement schedule listed in Item 16(b). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SiRF Technology Holdings, Inc. at December 31, 2002 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/    ERNST & YOUNG LLP

San Jose, California

January 31, 2004

SiRF Technology Holdings, Inc.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	December 31,		Pro Forma Stockholders’ Equity at December 31, 2003
	2002	2003
			(unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$8,229	$16,715
Marketable securities	240	827
Accounts receivable (net of allowances of $493 in 2002, and $513 in 2003)	5,688	8,467
Inventories	1,896	7,968
Prepaid expenses and other current assets	671	1,457

Total current assets	16,724	35,434

Long-term investments	3,803	3,248
Property and equipment, net	1,879	2,531
Goodwill	28,052	28,052
Identified intangible assets, net	12,938	18,973
Other long-term assets	194	390

Total assets	$63,590	$88,628

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities:
Accounts payable	$1,512	$5,602
Accounts payable to related parties	158	782
Accrued payroll and related benefits	818	1,410
Income taxes payable	—	244
Other accrued liabilities	721	1,850
Deferred margin on shipments to distributors	437	517
Advance contract billings	612	567
Current portion of long-term obligations	1,531	556

Total current liabilities	5,789	11,528

Long-term obligations	3,525	2,910

Commitments and contingencies

Convertible preferred stock, $0.0001 par value, 35,000,000 authorized in 2002 and 2003; 26,297,768 issued and outstanding at December 31, 2002, and 27,884,261 issued and outstanding at December 31, 2003; aggregate liquidation preference of $146,120 at December 31, 2002 and $156,413 at December 31, 2003	126,751	138,213	$—

Stockholders’ (Deficit) Equity:
Common stock, $0.0001 par value, 55,000,000 authorized in 2002 and 2003; 6,669,374 issued and outstanding at December 31, 2002, and 7,744,675 issued and outstanding at December 31, 2003; and 36,844,859 shares issued and outstanding pro forma	1	1	4
Additional paid-in capital	24,628	36,013	174,223
Deferred stock compensation	(2,650)	(8,686)	(8,686)
Accumulated other comprehensive income	16	22	22
Accumulated deficit	(94,470)	(91,373)	(91,373)

Total stockholders’ (deficit) equity	(72,475)	(64,023)	$74,190

Total liabilities and stockholders’ deficit	$63,590	$88,628

See accompanying notes.

SiRF Technology Holdings, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	Year Ended December 31,
	2001	2002	2003
	(Restated)
Net revenue (see Note 15)	$15,106	$30,357	$73,147
Cost of revenue (see Note 15) (including net stock compensation expense of $886 in 2001, $589 in 2002 and $(91) in 2003)	11,215	14,566	33,100

Gross profit	3,891	15,791	40,047

Operating expenses:
Research and development	9,736	11,592	15,457
Sales and marketing	6,784	7,052	9,394
General and administrative	4,024	4,100	4,352
Amortization of acquisition-related intangibles	612	2,450	4,088
Stock compensation expense*	6,813	3,183	3,042

Total operating expenses	27,969	28,377	36,333

Operating income (loss)	(24,078)	(12,586)	3,714

Interest income	290	228	160
Interest expense	(116)	(69)	(39)
Other income (expense), net	210	(79)	(26)

Net income (loss) before taxes	(23,694)	(12,506)	3,809
Provision for income taxes	—	—	244

Net income (loss)	$(23,694)	$(12,506)	$3,565
Deemed dividend to preferred stockholders	—	176	468

Net income (loss) applicable to common stockholders	$(23,694)	$(12,682)	$3,097

Net income (loss) per share:
Basic	$(3.73)	$(1.92)	$0.45

Diluted	$(3.73)	$(1.92)	$0.08

Pro forma basic (unaudited)			$0.09

Pro forma diluted (unaudited)			$0.08

Weighted average number of shares used in per share calculations:
Basic	6,356	6,604	6,838

Diluted	6,356	6,604	37,820

Pro forma basic (unaudited)			35,535

Pro forma diluted (unaudited)			37,820

* Stock compensation expense (net of amounts included in cost of revenue):
Research and development	2,263	975	716
Sales and marketing	1,997	1,669	562
General and administrative	2,553	539	1,764

Total	$6,813	$3,183	$3,042

See accompanying notes.

SiRF Technology Holdings, Inc.

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(In thousands, except share amounts)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Deferred Stock Compen- sation	Other Compre- hensive Income	Accum- ulated Deficit	Total Stock- holders’ Deficit
	Shares	Amount	Shares	Amount
BALANCES, December 31, 2000	16,565,460	$61,523	6,603,750	$1	$23,540	$(13,259)	$—	$(58,094)	$(47,812)
Issuance of Series G preferred stock in a business acquisition	6,704,483	43,579	—	—	—	—	—	—	—
Issuance of Series H preferred stock (net of issuance costs of $23)	2,395,346	15,546	—	—	—	—	—	—	—
Adjustment to Series G preferred stock due to additional conversion privileges in connection with a business combination (restated)	—	1,851	—	—	—	—	—	—	—
Exercise of stock options	—	—	35,132	—	64	—	—	—	64
Repurchase of unvested common stock at original cost	—	—	(42,789)	—	(47)	—	—	—	(47)
Issuance of stock options to non-employees in exchange for services rendered	—	—	—	—	30	—	—	—	30
Deferred stock compensation related to issuance of stock option grants (net of cancellations)	—	—	—	—	3,905	(3,905)	—	—	—
Amortization of deferred stock compensation (net of cancellations)	—	—	—	—	—	7,699	—	—	7,699
Net and comprehensive loss	—	—	—	—	—	—	—	(23,694)	(23,694)

BALANCES, December 31, 2001 (restated)	25,665,289	$122,499	6,596,093	$1	$27,492	$(9,465)	$—	$(81,788)	$(63,760)
Issuance of Series H preferred stock (net of issuance costs of $35)	632,479	4,076	—	—	—	—	—	—	—
Deemed dividend to Series G preferred stock for additional conversion rights to common stock	—	176	—	—	—	—	—	(176)	(176)
Exercise of stock options	—	—	79,797	—	136	—	—	—	136
Repurchase of unvested common stock at original cost	—	—	(6,516)	—	(9)	—	—	—	(9)
Issuance of stock options to non-employees for services rendered	—	—	—	—	43	—	—	—	43
Reversal of unamortized deferred stock compensation for terminated employees	—	—	—	—	(3,034)	3,043	—	—	9
Amortization of deferred stock compensation (net of cancellations)	—	—	—	—	—	3,772	—	—	3,772
Components of comprehensive loss:
Change in unrealized gain on available for sale securities	—	—	—	—	—	—	16	—	16
Net loss	—	—	—	—	—	—	—	(12,506)	(12,506)

Total comprehensive loss									(12,490)

BALANCES, December 31, 2002	26,297,768	$126,751	6,669,374	$1	$24,628	$(2,650)	$16	$(94,470)	$(72,475)

See accompanying notes.

SiRF Technology Holdings, Inc.

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(In thousands, except share amounts)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Deferred Stock Compen- sation	Other Compre- hensive Income	Accum- ulated Deficit	Total Stock- holders’ Equity
	Shares	Amount	Shares	Amount
BALANCES, December 31, 2002	26,297,768	$126,751	6,669,374	$1	$24,628	$(2,650)	$16	$(94,470)	$(72,475)
Issuance of Series H preferred stock in an acquisition of a development stage company	1,572,417	10,221	—	—	—	—	—	—	—
Issuance of Series H preferred stock warrants in an acquisition of a development stage company	—	767	—	—	—	—	—	—	—
Deemed dividend to Series F and G preferred stock for additional conversion rights to common stock	—	468	—	—	—	—	—	(468)	(468)
Exercise of preferred stock warrants	14,076	6	—	—	—	—	—	—	—
Exercise of stock options	—	—	1,003,873	—	2,015	—	—	—	2,015
Issuance of common stock issued to non-employees in exchange for services rendered	—	—	73,750	—	316	—	—	—	316
Issuance of stock options granted to non-employees in exchange for services rendered	—	—	—	—	65	—	—	—	65
Deferred stock compensation related to the issuance of stock option grants (net of cancellations)	—	—	—	—	8,993	(8,987)	—	—	6
Amortization of deferred stock compensation (net of cancellations)	—	—	—	—	—	2,951	—	—	2,951
Repurchase of unvested common stock at original cost	—	—	(2,322)	—	(4)	—	—	—	(4)
Components of comprehensive loss:
Change in unrealized gain on available for sale securities	—	—	—	—	—	—	6	—	6
Net income	—	—	—	—	—	—	—	3,565	3,565

Total comprehensive income	—	—	—	—	—	—	—	—	3,722

BALANCES, December 31, 2003	27,884,261	$138,213	7,744,675	$1	$36,013	$(8,686)	$22	$(91,373)	$(64,023)

See accompanying notes.

SiRF Technology Holdings, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years Ended December 31,
	2001	2002	2003
	(Restated)
Operating activities
Net income (loss)	$(23,694)	$(12,506)	$3,565
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	987	1,143	1,980
Amortization of acquired identified intangible assets	612	2,450	4,088
Deferred rent	17	28	—
Stock compensation expense	7,729	3,824	3,338
Changes in operating assets and liabilities:
Accounts receivable	179	(2,519)	(2,779)
Inventories	3,498	2,009	(6,072)
Prepaid expenses and other current assets	143	(227)	(895)
Accounts payable	(848)	(128)	4,714
Accrued payroll and related benefits	(357)	101	592
Income taxes payable	—	—	244
Other accrued liabilities	(754)	269	913
Deferred margin on shipments to distributors	(1,828)	106	80
Advance contracts billings	507	(238)	(45)
Other long-term assets	54	(32)	(170)

Net cash provided by (used in) operating activities	(13,755)	(5,720)	9,553

Investing activities
Acquisition of a business and development-stage company, net of cash	(574)	—	(63)
Purchases of property and equipment	(1,052)	(788)	(1,373)
Purchases of available-for-sale investments	—	(4,027)	(6,612)
Maturities and sales of available-for-sale investments	—	—	6,586

Net cash used in investing activities	(1,626)	(4,815)	(1,462)

Financing activities
Issuance of common stock, net of repurchases	17	127	2,011
Issuance of preferred stock, net of issuance costs	15,546	4,076	6
(Increase) decrease in restricted cash	(288)	288	—
Payments on litigation settlement obligation	(423)	(502)	(601)
Proceeds (payments) from borrowings	—	443	(1,000)
Principal payments under capital leases	(85)	(43)	(21)

Net cash provided by financing activities	14,767	4,389	395

Net increase (decrease) in cash and cash equivalents	(614)	(6,146)	8,486
Cash and cash equivalents at beginning of year	14,989	14,375	8,229

Cash and cash equivalents at end of year	$14,375	$8,229	$16,715

Noncash investing and financing activities:
Purchases of property and equipment under capital lease	$90	$—	$—

Deferred stock compensation	$6,834	$—	$10,092

Preferred stock and related warrants issued in connection with acquisitions	$45,430	$—	$10,988

Supplemental cash flow information:
Cash paid during the period for interest	$116	$69	$39

See accompanying notes.

SiRF Technology Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003

Note 1.    Organization and Summary of Significant Accounting Policies

Organization

SiRF Technology Holdings, Inc. (“SiRF”) is the holding company for SiRF Technology, Inc. (“SiRF Technology”), which develops and markets semiconductor products designed to enable location awareness in high-volume mobile consumer devices and commercial applications. SiRF Technology was incorporated in the state of California in February 1995 and reincorporated in the state of Delaware in September 2000. SiRF was incorporated in the state of Delaware in June 2001 when all of SiRF Technology’s capital was exchanged for SiRF capital.

Basis of Presentation

The consolidated financial statements include SiRF and its wholly owned subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Such management estimates include the recognition of revenue, the provision for inventory write-downs, the allowance for doubtful accounts, the valuation of stock options, the provision for warranty claims and the valuation of goodwill and long-lived assets. Actual results could differ from those estimates.

Certain Significant Risks and Uncertainties

SiRF operates in a rapidly changing environment that involves a number of risks, some of which are beyond our control and could have a material adverse effect on our business, operating results, and financial condition. These risks include, but are not limited to, variability and uncertainty of revenues and operating results; the emerging nature of its market; its reliance on third parties to manufacture, assemble and distribute its products; customer concentration; technological changes and new product development risks; competition; intellectual property and related risks; management of growth; dependence on key personnel; acquisitions and investments; international operations and regulatory requirements.

Concentration of Credit Risk

Financial instruments which potentially subject us to concentrations of credit risk consist primarily of cash, cash equivalents, short and long-term investments and accounts receivable. Risks associated with these instruments are mitigated by banking with and only purchasing commercial paper from creditworthy institutions. We perform periodic evaluations of our customers’ financial condition, but generally do not require collateral for sales on credit. We maintain reserves for estimated potential credit losses. Our historical credit losses have been within management’s expectations.

Cash and Cash Equivalents, Marketable Securities and Long-Term Investments

We consider all highly liquid investments and debt instruments with a remaining maturity of 90 days or less when purchased to be cash equivalents. Cash equivalents consist of commercial paper and money market funds.

SiRF Technology Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003

Marketable securities consist of high quality debt securities with maturities beyond three months at the date of acquisition and that mature within one year or less. Long-term investments consist of high quality debt securities with maturities beyond one year. Our investments are considered to be available-for-sale. Cash equivalents, marketable securities and long-term investments are carried at fair value, with unrealized gains and losses, net of tax, reported as a separate component of stockholders’ deficit. The cost of securities sold is based on the specific identification method.

Inventories

Inventory costs are determined using standard costs which approximate actual costs under the first-in, first-out method. Our standard cost policy is to continuously review and set standard costs at current manufacturing costs. Our manufacturing overhead standards for product cost are calculated assuming full absorption of projected spending over projected volumes. We write-down inventory to net realizable value based on backlog and forecasted demand. Our excess and obsolescence reserve policy is to reserve inventory in excess of forecasted demand based on the cyclicality of the demand for our products, the obsolescence of technology and product life cycles. These factors are impacted by market and economic conditions, technology changes, new product introductions and changes in strategic direction and require estimates that may include elements that are uncertain. In addition, backlog is subject to revisions, cancellations and rescheduling. Actual demand may differ from forecasted demand and such difference may have a material effect on our gross margins. During 2000 and early 2001, we had significant write-downs of inventory due to a sharp decrease in backlog and forecasted demand due to a worldwide economic slowdown and lack of market acceptance of our customers’ products. During 2002 and 2003, we sold previously written-down inventory with an original cost of approximately $2,231,000 and $135,000. No such sales occurred during 2001.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over their estimated useful lives of three to seven years. Leasehold improvements are amortized over the shorter of seven years or the remaining life of the lease.

Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, we evaluate long-lived assets, including identified intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When the sum of the undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount, an impairment loss would be measured based on the discounted cash flows compared to the carrying amount. No impairment charge has been recorded in any of the periods presented.

Identified intangible assets consist of acquired developed technology, acquired core technology, customer list and assembled-workforce. These acquired intangibles are being amortized using the straight-line method over their expected useful lives which range from two to eight years.

Goodwill

In accordance with SFAS 142, we do not amortize goodwill. Goodwill is subject to an impairment test in the fourth quarter of each year or earlier if indicators of potential impairment exist. The goodwill impairment test is a

SiRF Technology Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003

two-step process. In the first step of the impairment analysis we compare the fair value to the net book value. In determining fair value, SFAS No. 142 allows for the use of several valuation methodologies, although it states that quoted market prices are the best evidence of fair value. In step two of the analysis we compare the implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. Impairment reviews are performed at the entity level as we have only one operating segment, which is our sole reporting unit.

Revenue Recognition

We derive revenues primarily from sales of semiconductor chip sets and licenses of our intellectual property and premium software products. To date, semiconductor chip set sales have comprised substantially all of our net revenues. We recognize revenue when persuasive evidence of an arrangement exists, transfer of title has occurred, the fee is fixed or determinable and collection is probable. Transfer of title occurs based on the defined terms in customer purchase orders for all shipments. We defer the recognition of revenue and the related cost of revenue on shipments to distributors that have rights of return and price protection privileges on unsold merchandise until the merchandise is sold by the distributor to its customers. Price protection rights grant distributors the right to credit on future purchases in the event of decreases in the price of our products. We provide marketing incentives to certain of our distributors. Such payments are recorded as a reduction of revenue in accordance with Emerging Issues Task Force (“EITF”) Issue No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products).”

We license rights to use our intellectual property to allow licensees to integrate GPS technology into their products. We also license rights to use our premium software products to licensees to enable our chip sets to be integrated into their specific applications. Licensees pay ongoing royalties based on their sales of products incorporating our intellectual property or premium software. We recognize royalty revenue at the time products containing our intellectual property or premium software are sold by the licensee based on quarterly reports received from our licensees. Subsequent to the sale, we have no obligation to provide any modification, customization, upgrades or enhancements. The cost of revenue associated with licenses is insignificant.

Advertising

Advertising costs are charged to sales and marketing expense as incurred and is immaterial in all periods presented.

Income Taxes

SiRF uses the liability method to account for income taxes as required by SFAS 109, Accounting for Income Taxes. Under this method, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Net Income (Loss) Per Share

Basic net income (loss) per share excludes dilution and is computed by dividing net income (loss) allocable to common stockholders by the weighted average number of common shares outstanding, excluding the weighted average unvested common shares subject to repurchase. Diluted net income (loss) per share is computed giving effect to all potential dilutive common stock including options, warrants, common stock subject to repurchase and convertible preferred stock. Common stock equivalents, such as convertible preferred stock, preferred stock warrants and stock options, are excluded from the computation in loss periods as their effect would be antidilutive.

SiRF Technology Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003

Unaudited Pro Forma Net Income Per Share

Unaudited pro forma basic net income per share is computed by dividing net income allocable to common stockholders by the weighted average number of common shares outstanding, excluding the weighted average unvested common shares subject to repurchase, for the period and the weighted average number of shares outstanding for the period resulting from the assumed conversion of convertible preferred stock. Unaudited pro forma diluted net income per share is computed giving effect to the assumed conversion of convertible preferred stock and all potential dilutive common stock equivalents, including stock options, preferred stock warrants and common stock subject to repurchase.

The following table provides a reconciliation of the numerators and denominators used in computing basic and diluted net income (loss) per share and pro forma net income per share (in thousands):

	Year Ended December 31,
	2001	2002	2003
	(Restated)
Numerator:
Net income (loss)	$(23,694)	$(12,506)	$3,565
Deemed dividend to convertible preferred stockholders	—	176	468

Net income (loss) allocable to common stockholders	$(23,694)	$(12,682)	$3,097

Historical:
Denominator:
Weighted average common shares outstanding	6,598	6,640	6,870
Less: Weighted average common shares outstanding subject to repurchase	(242)	(36)	(32)

Weighted average shares used in net income (loss) per common share, basic	6,356	6,604	6,838
Dilutive potential common shares:
Weighted average of convertible preferred stock	—	—	28,697
Weighted average of repurchasable common stock outstanding	—	—	32
Weighted average of exercisable options	—	—	2,181
Weighted average of preferred stock warrants	—	—	72

Total weighted average shares used in net income (loss) per common share, diluted	6,356	6,604	37,820
Pro Forma:
Denominator:
Weighted average shares used in net income per common share, basic			6,838
Assumed conversion of preferred stock			28,697

Weighted average shares used in net income per common share, pro forma basic			35,535
Dilutive potential common shares:
Weighted average of repurchasable common shares outstanding			32
Weighted average of exercisable options			2,181
Weighted average of preferred stock warrants			72

Total weighted average shares used in net income per common share, pro forma diluted			37,820

SiRF Technology Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003

For the above mentioned periods we had common stock equivalents outstanding which could potentially dilute basic net income per common share in the future, but were excluded from the computation of diluted net loss per common share in the loss periods presented, as their effect would have been anti-dilutive. Such outstanding securities consist of the following (in thousands):

	Year Ended December 31,
	2001	2002	2003
	(Restated)
Convertible preferred stock	26,754	27,421	29,100
Shares of common stock subject to repurchase	110	9	91
Outstanding options	6,721	6,208	8,221
Warrants	827	894	841

Total	34,412	34,532	38,253

Product Warranty

Our product warranty accrual includes specific accruals for known product issues and an accrual for an estimate of incurred but unidentified product issues based on historical activity. The warranty accrual and the related expense for known product issues were not significant for the years ended December 31, 2001, 2002 and 2003. Due to effective product testing and the short time between product shipment and the detection and correction of product failures, the warranty accrual based on historical activity and the related expense were not significant as of and for the fiscal years or interim periods presented.

Research and Development and Software Development Costs

Research and development expenses are charged to operations as incurred. To the extent research and development costs include the development of embedded software, we believe that software development is an integral part of the semiconductor design and such costs are expensed as incurred until technological feasibility has been established, at which time any additional costs would be capitalized in accordance with SFAS No. 86, Computer Software To Be Sold, Leased or Otherwise Marketed. The costs to develop such software have not been capitalized as we believe our current software development process is essentially completed concurrent with the establishment of technological feasibility.

We have generated engineering services income with various commercial customers that have enabled us to accelerate our product development efforts. Such development income has only partially funded our product development activities, and we retain ownership of the technology developed under these arrangements. As a result, we classify all development costs related to the underlying contracts as research and development expense, and income generated by them as a contra-expense. These services are billed in accordance with the terms and conditions of the related contracts, which may allow progress billings upon costs incurred, completion, or other billing arrangements. Engineering service income is recognized only if the customer accepts the delivery of a given milestone, and collectibility is probable. Advance contract billings include amounts that have been invoiced, but we have not yet received acceptance of the deliverable from the customer. The following table summarizes those services (in thousands):

	Year Ended December 31,
	2001	2002	2003
	(Restated)
Gross research and development expense	$10,965	$12,972	$16,060
Less recognized engineering services income	(1,229)	(1,380)	(603)

Net research and development expense	$9,736	$11,592	$15,457

SiRF Technology Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003

Stock-Based Compensation

We have elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and related interpretations in accounting for our employee and director stock options, and the disclosure-only alternative of the pro forma effect of SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS 123”). Under APB 25, no compensation expense is recorded for employee stock options granted at an exercise price equal to the market price of the underlying stock on the date of grant. We recognize compensation expense for any stock options granted with an exercise price less than the deemed fair value of the underlying common stock using a multiple option valuation approach, an accelerated basis, in accordance FASB Interpretation No. 28. The Board of Directors determines the deemed fair value of our common stock based on factors such as the sale of our preferred stock, our results of operations, and consideration of the fair value of comparable publicly traded companies.

We account for non-employee stock options in accordance with Emerging Issues Task Force (“EITF”) 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, and related interpretations. Under EITF 96-18, compensation expense on non-employee stock options is calculated using the Black-Scholes option pricing model and is recorded as the shares underlying the options are earned. The unvested shares underlying the options are subject to periodic revaluation over the remaining vesting period.

Had compensation cost for our stock-based compensation plan been determined consistent with SFAS 123, our net income (loss) would have been as follows (in thousands):

	Year Ended December 31,
	2001	2002	2003
	(Restated)
Net income (loss) applicable to common stockholders as reported	$(23,694)	$(12,682)	$3,097
Add: Stock-based employee compensation expense included in reported net income (loss)	7,699	3,772	2,951
Deduct: Stock-based employee compensation expense determined under fair value method for all stock option grants	(8,685)	(5,397)	(3,598)

Pro forma net income (loss)	$(24,680)	$(14,307)	$2,450

Net income (loss) per share
Basic:
As reported	$(3.73)	$(1.92)	$0.45
Pro forma	$(3.88)	$(2.17)	$0.36
Diluted:
As reported	$(3.73)	$(1.92)	$0.08
Pro forma	$(3.88)	$(2.17)	$0.06

The effects of calculating compensation cost under SFAS 123 for the years ended December 31, 2001, 2002 and 2003 may not be representative of the effects that this calculation may have on reported net losses or income for future periods.

The fair value of each option grant is estimated on the date of grant using the minimum value option-pricing model with the following weighted average assumptions used for grants: In the year ended December 31, 2001, dividend yield of 0%, risk-free interest rate of 4.3%, and expected life of approximately four years. In the year ended December 31, 2002, dividend yield of 0%, risk-free interest rate of 3.4%, and expected life of

SiRF Technology Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003

approximately four years. In the year ended December 31, 2003, dividend yield of 0%, risk-free interest rate of 3.2%, and expected life of approximately four years.

All options granted in the year ended December 31, 2001 had an exercise price below the deemed fair value of our common stock on the date of grant. The weighted average fair value of options granted in the year ended December 31, 2001 was $2.90. The weighted average fair value of options granted with an exercise price equal to the deemed fair value of our common stock on the date of grant in the year ended December 31, 2002 was $0.52. The weighted average fair value of options granted with an exercise price below the deemed fair value of our common stock during the year ended December 31, 2003 was $3.14. The weighted average fair value of options granted with an exercise price equal to the deemed fair value of our common stock during the year ended December 31, 2003 was $0.47.

Foreign Currency

The functional currency of our foreign subsidiaries is the local currency. For the years ended December 31, 2001, 2002 and 2003, translation gains and losses were insignificant and recorded in the consolidated statements of operations. Gains and losses from transactions denominated in currencies other than the functional currencies are included in the consolidated statements of operations. All of our revenue transactions are denominated in U.S. dollars.

Segment Reporting

SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, establishes standards for the reporting of information about operating segments, including related disclosures about products and services, geographic areas and major customers, and requires disclosures about products and services, geographic areas and major customers, and requires selected information about operating segments in interim financial statements. We operate in only one reportable segment under SFAS No. 131.

Recently Issued Accounting Standards

In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities. FIN 46 requires certain variable interest entities (VIE) to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The provisions of FIN 46 became effective immediately for all arrangements entered into after January 31, 2003. For arrangements entered into with VIEs created prior to January 31, 2003, the provisions of FIN 46 become effective for the first interim or annual period ending after March 15, 2004; however, we have not invested in any entities that management believes are variable interest entities, and do not expect the adoption of FIN 46 to have a material effect on our consolidated financial statements.

In May 2003, the Emerging Issues Task Force, or EITF, reached a consensus on EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. In some arrangements, the different revenue-generating activities (deliverables) are sufficiently separable and there exists sufficient evidence of their fair values to separately account for some or all of the deliverables (that is, there are separate units of accounting). In other arrangements, some or all of the deliverables are not independently functional, or there is not sufficient evidence of their fair values to account for them separately. This Issue addresses when and how an arrangement involving multiple deliverables should be divided into separate units of

SiRF Technology Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003

accounting. EITF 00-21 does not change otherwise applicable revenue recognition criteria. The guidance in this Issue is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF 00-21 did not have a material effect on our consolidated financial statements.

Note 2.    Restatement of 2001 Financial Statements

We have restated our 2001 financial statements to reflect changes in the classification of engineering services income, calculation of the beneficial conversion feature related to Series G preferred stock issued in September 2001, and accounting for warrants issued in connection with Series H preferred stock in December 2001. The restated consolidated financial statements reflect the following adjustments for the fiscal year ended December 31, 2001:

•	A decrease of $4,205,000 to the value of the beneficial conversion feature from $6,056,000 to $1,851,000 recorded on the adjustment to the Series G common stock conversion ratio in December 2001 (see Note 3). This decreased the goodwill recorded in the acquisition of the GPS product line of Conexant Systems, Inc. (“Conexant”) and convertible preferred stock by the same amount. Prior to this restatement, we had recognized $6,056,000 as additional purchase price related to a contingent conversion feature on our Series G preferred stock. The additional purchase price should have been calculated based upon the excess of the fair value of our common stock over the deemed conversion price per share, multiplied by the number of shares of common stock the Series G was convertible into upon resolution of the contingent conversion feature. The correct additional purchase price was $1,851,000, resulting in a decrease in the original recorded purchase price of $4,205,000.

•	A decrease of $1,040,000 to net loss attributable to common stockholders representing the reversal of the previously recognized deemed dividend on the value of the Series H warrants issued in December 2001 (see Note 12). This decreased our accumulated deficit by the same amount and decreased our net loss applicable to common stockholders. We do not consider the redemption of the Series H preferred stock underlying these warrants to be probable and therefore have not recorded the value of the related warrants in our restated 2001 financial statements in accordance with EITF Topic D-98, Classification and Measurement of Redeemable Securities. In our previously reported financial statements, the value of the warrants was recorded as a deemed dividend.

•	A reclassification of $1,229,000 of engineering services income from revenue to an offset of research and development expense (see Note 1).

Note 3.    Acquisition of a Business and a Development-Stage Company

On September 21, 2001, we acquired the Global Positioning System (“GPS”) semiconductor product line of Conexant. The results of operations for the acquired Conexant product line have been included in our consolidated statements of operations since that date. Our objective of the purchase was to enhance our core technology team and acquire complementary products, technologies, intellectual property and a customer base that would enhance our position in the GPS market.

The aggregate purchase price of $46,004,000 consisted of 6,704,483 shares of Series G preferred stock valued at $43,579,000, an adjustment to the conversion ratio of the issued Series G preferred shares valued at $1,851,000 and $574,000 of direct acquisition costs. As a result of the satisfaction of a condition in the purchase agreement with Conexant in December 2001, we were required to adjust the conversion ratio of the Series G preferred shares, the effect of which is an additional 1,061,272 shares of common stock will be issuable upon conversion of the Series G preferred stock into common stock. The value of the 6,704,483 Series G preferred

SiRF Technology Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003

shares issued was based on the value of Series H preferred shares issued for cash proceeds shortly after consummation of the Conexant acquisition. The value of the adjustment to the conversion ratio was based on the intrinsic value of the conversion feature associated with the Series G preferred stock relative to our deemed common stock value in December 2001.

The following table summarizes the estimated fair values of the assets and liabilities assumed at the date of acquisition (in thousands):

Current assets	$1,992
Computer and equipment	55
Identified intangible assets	16,000
Goodwill	28,052

Total assets acquired	46,099
Current liabilities assumed	(95)

Net assets acquired	$46,004

The acquired identified intangible assets are being amortized on a straight-line basis and have a weighted average useful life of approximately seven years. The identified intangible assets that make up that amount include developed technology of $10,000,000 with an eight-year useful life and customer relationships of $6,000,000 with a five-year useful life.

On March 28, 2003, we acquired Enuvis, a development-stage company specializing in wireless location technology. The aggregate purchase price of $11,140,000 consisted of 1,572,417 shares of Series H preferred stock valued at $10,221,000, immediately exercisable warrants to acquire 132,364 shares of Series H preferred stock valued at $767,000 and direct acquisition costs of approximately $152,000. The value of the Series H preferred stock issued in the Enuvis transaction was determined based on best estimates by management and SiRF’s Board of Directors through negotiations between SiRF and Enuvis’s former Board of Directors. Enuvis had no customers and was not generating revenue. Accordingly, we do not believe Enuvis met the criteria to be accounted for as the acquisition of a “business” under the requirements of SFAS 141, Business Combinations. The excess of the purchase consideration over the fair value of the net assets acquired has been allocated on a proportionate basis to the assets acquired and no goodwill has been recorded in accordance with SFAS 142, Goodwill and Other Intangible Assets.

The following table summarizes the estimated fair values of the assets and liabilities assumed at the date of acquisition (in thousands):

Current assets	$156
Property and equipment	1,109
Identified intangible assets	10,123

Total assets acquired	11,388
Liabilities assumed	(248)

Net assets acquired	$11,140

The acquired identified intangible assets are being amortized on a straight-line basis. The acquired identified intangible assets include existing developed core technology of approximately $9,599,000 with a five-year weighted average useful life and assembled workforce of $524,000 with a two-year useful life.

SiRF Technology Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003

Note 4.    Cash Equivalents and Investments

The following is a summary of available-for-sale investments as of December 31, 2002 and 2003 (in thousands):

	December 31, 2002
	Amortized Costs	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Corporate bonds	$887	$4	$—	$891
Government agencies	3,140	12	—	3,152
Money market funds	6,569	—	—	6,569

Total	$10,596	$16	$—	$10,612

Reported as:
Cash and cash equivalents	$6,569	$—	$—	$6,569
Marketable securities	240	—	—	240
Long-term investments	3,787	16	—	3,803

Total	$10,596	$16	$—	$10,612

	December 31, 2003
	Amortized Costs	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Corporate bonds	$1,355	$12	$—	$1,367
Government agencies	2,698	10	—	2,708
Money market funds	13,537	—	—	13,537

Total	$17,590	$22	$—	$17,612

Reported as:
Cash and cash equivalents	$13,537	$—	$—	$13,537
Marketable securities	820	7	—	827
Long-term investments	3,233	15	—	3,248

Total	$17,590	$22	$—	$17,612

The fair value of the Company’s investment in debt securities, by contractual maturity, is as follows (in thousands):

	December 31,
	2002	2003
Due in less than 1 year	$240	$827
Due in 1 to 2 years	2,394	1,456
Due in 2 to 3 years	1,409	1,792

Total	$4,043	$4,075

Net unrealized holding gains and losses on available-for-sale investments are included as a separate component of stockholders’ deficit at December 31, 2002 and 2003. Realized gains and losses on sales of available-for-sale investments during the years ended December 31, 2001, 2002 and 2003 were insignificant.

SiRF Technology Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003

Note 5.    Inventories

Inventories consist of the following (in thousands):

	December 31,
	2002	2003
Work in process	$134	$345
Finished goods	1,762	7,623

Total	$1,896	$7,968

Note 6.    Property and Equipment

Property and equipment consist of the following (in thousands):

	December 31,
	2002	2003
Computer equipment and software	$3,478	$4,844
Test equipment	1,585	2,371
Furniture and fixtures	863	954
Leasehold improvements	208	435

	6,134	8,604
Accumulated depreciation and amortization	(4,255)	(6,073)

Total	$1,879	$2,531

Depreciation expense was approximately $987,000 in 2001, $1,143,000 in 2002 and $1,830,000 in 2003.

Note 7.    Segment and Geographical Information

As of December 31, 2002 and 2003, substantially all of our long-lived assets are maintained in the United States of America. The following table summarizes net revenue by geographic region (in thousands):

	Year Ended December 31,
	2001	2002	2003
	(Restated)
Net revenue:
United States	$5,183	$6,098	$9,698
Export sales from United States:
Taiwan	4,272	4,503	21,664
China	48	4,083	12,057
Japan	1,142	3,899	3,559
New Zealand	451	3,828	6,796
Germany	852	583	11,230
Europe (excluding Germany)	2,337	5,494	5,636
Other	821	1,869	2,507

Net revenue	$15,106	$30,357	$73,147

SiRF Technology Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003

Note 8.    Customer Concentration

The following table summarizes net revenue and accounts receivables for customers which accounted for 10% or more of net revenue or net accounts receivable:

	Net Accounts Receivable		Net Revenue
	December 31,		Year Ended December 31,
Customer	2002	2003	2001	2002	2003
			(Restated)
A	4%	—%	6%	3%	10%
B	44	32	—	13	12
C	12	3	2	6	4
D	9	49	1	3	15
E	1	7	10	4	12
F	—	—	—	—	11

Note 9.    Identified Intangible Assets

Identified intangible assets at December 31, 2002 consisted of the following (in thousands):

	Gross Assets	Accumulated Amortization	Net
Acquisition-related developed technology	$10,000	$(1,562)	$8,438
Acquisition-related customer relationships	6,000	(1,500)	4,500

Total identified intangible assets	$16,000	$(3,062)	$12,938

Identified intangible assets at December 31, 2003 consisted of the following (in thousands):

	Gross Assets	Accumulated Amortization	Net
Acquisition-related developed and core technology	$19,599	$(4,252)	$15,347
Acquisition-related customer relationships	6,000	(2,700)	3,300
Acquisition-related assembled workforce	524	(198)	326
Intellectual property assets	300	(150)	150

Total identified intangible assets	$26,423	$(7,300)	$19,123

Amortization expense of acquisition-related intangible assets was $612,000 in 2001, $2,450,000 in 2002 and $4,088,000 in 2003. Intellectual property assets have been included in other assets. Amortization of intellectual property assets was $150,000 in 2003 and was included in research and development. Based on the carrying value of identified intangible assets recorded at December 31, 2003, the annual amortization expense is expected to be as follows (in thousands):

Year ending December 31,
2004	$4,782
2005	4,435
2006	4,070
2007	3,170
2008	1,730
Thereafter	936

Total	$19,123

SiRF Technology Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003

Note 10.    Deferred Margin on Shipments to Distributors

Revenue on shipments made to distributors under agreements allowing right of return and price protection is deferred until the distributors sell the merchandise. Deferred revenue under these agreements and deferred cost of sales related to inventories held by distributors were as follows (in thousands):

	December 31,
	2002	2003
Deferred revenue	$1,017	$1,523
Less inventory held by distributors	(580)	(1,006)

Deferred margin on shipments to distributors	$437	$517

Note 11.    Long-Term Obligations

Long-term obligations consisted of the following (in thousands):

	December 31,
	2002	2003
Litigation settlement obligation	$3,875	$3,275
Bank loan agreement	1,000	—
Deferred rent	95	95
Capital leases	86	96

	5,056	3,466
Current portion	(1,531)	(556)

Long-term portion	$3,525	$2,910

On September 8, 2000, we entered into an agreement to settle a lawsuit regarding certain patent rights, the terms of which include, among other things, total payments of $5,000,000 consisting of $200,000 due on the agreement date, quarterly payments of $100,000 through July 30, 2001, and minimum quarterly payments of $125,000 commencing on January 30, 2002. Further, we issued a warrant to purchase 212,796 shares of Series F preferred stock at an exercise price of $10.00 per share in connection with this settlement. During the year ended December 31, 1999, we recorded litigation settlement expense of $5,717,000, which consisted of the $5,000,000 in cash payments and $717,000 for the estimated deemed fair value of the warrant to be issued. During the year ended December 31, 2000, we recognized an additional $638,000 of expense for the estimated increase in the deemed fair value of the warrant when the warrant was issued and earned. The unpaid portion of the cash settlement will be forgiven in the event of a public offering of our common stock and achievement of other criteria. However, our initial public offering alone will not result in the litigation obligation being immediately forgiven. The litigation settlement agreement allows for a reduction in the $5.0 million cash obligation of the litigation settlement upon the occurrence of certain events, the first of which is the initial public offering. However, the settlement agreement provides that the combination of litigation obligation cash payments and net proceeds from the exercise and sale of the 212,796 shares subject to the warrant received as part of the settlement agreement, must be at least $9.0 million.

We have an available short-term revolving line of credit under which we may borrow up to $4,000,000, including $2,500,000 in the form of letters of credit, with an interest rate of prime plus 1.25% (5.25% as of December 31, 2003). As of December 31, 2003, we had a $2.0 million standby letter of credit that was collateralized by our bank line of credit. The revolving line of credit is secured by substantially all of our assets. The line of credit expires on March 22, 2004. As of December 31, 2003, we were not in compliance with the borrowing base requirements and a non-financial covenant. All outstanding borrowings have been classified as current in the accompanying consolidated balance sheet as of December 31, 2003.

SiRF Technology Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003

Note 12.    Convertible Preferred Stock and Stockholders’ Deficit

Preferred Stock

We have authorized 35,000,000 shares of preferred stock and, at December 31, 2003, the net proceeds from the issuance of the preferred stock, including fair value of warrants issued and deemed dividends on beneficial conversion features (net of issuance costs), and the designated, issued and outstanding shares and liquidation values of the preferred stock were as follows (in thousands, except for number of shares):

Series	Net Proceeds	Shares Designated	Shares Issued and Outstanding	Liquidation Value
A	$354	2,666,666	2,666,666	$600
B	3,978	5,000,000	5,000,000	4,000
C	7,996	2,017,500	2,006,730	8,027
D	10,621	1,852,851	1,691,847	10,151
E	25,258	4,197,983	4,010,793	24,666
F	13,356	3,318,837	1,200,000	12,000
G	46,034	7,700,000	6,704,483	67,045
H	30,616	5,704,782	4,603,742	29,924

Total	$138,213	32,458,619	27,884,261	$156,413

Significant terms of the preferred stock are as follows:

•	Each share is convertible into one share of common stock (subject to adjustments for triggering events or events of dilution) at the option of the holder, except as described below. Conversion is automatic in the event of an underwritten public offering of our common stock, at not less than $10 per share, that results in aggregate proceeds to us and/or any selling stockholders in excess of $15,000,000. During 2001, a triggering event occurred resulting in an adjustment to the conversion ratio of Series F and G preferred stock. As a result of the event, an additional 27,628 common shares will become issuable upon conversion of the outstanding Series F preferred stock and 1,061,272 common shares will become issuable upon conversion of the outstanding Series G preferred stock. The additional shares attributed to the Series G preferred stock create a beneficial conversion feature with the intrinsic value of additional issuable common shares being recorded as a component of the Conexant acquisition purchase price (Note 3).

•	In 2002, as a result of issuances of Series H preferred stock, an event of dilution occurred resulting in an additional 6,939 common shares for Series F and 30,150 common shares for Series G becoming issuable upon conversion of the outstanding preferred shares. In 2003, as a result of issuances of Series H preferred stock, another event of dilution occurred resulting in an additional 16,734 common shares for Series F and 73,200 common shares for Series G becoming issuable upon conversion of the outstanding preferred shares. The adjustments to the Series F and G preferred stock conversion ratios as a result of the anti-dilution provisions resulted in beneficial conversion features recorded as deemed dividends.

•	Each share has voting rights equal to the number of shares of common stock into which it may convert.

•

In the event of liquidation or merger, preferred stockholders shall first receive $0.225 per share for Series A, $0.80 per share for Series B, $4.00 per share for Series C, $6.00 per share for Series D,

SiRF Technology Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003

$6.15 per share for Series E, $10.00 per share for Series F, $10.00 per share for Series G and $6.50 per share for Series H, plus any declared and unpaid dividends; after such distribution, any remaining amounts are to be distributed pro rata among the common and preferred stockholders on an as-converted basis. In addition, in the event of a merger or other form of corporate reorganization in which the existing stockholders are not the majority stockholders of the surviving corporation, or a sale of substantially all of our assets, the preferred stockholders shall be entitled to receive at the closing, cash, securities or other property in settlement of these liquidation amounts, as further defined in the agreements. We do not believe events which would trigger payment of the liquidation preference are probable due to our current financial position, the long-term commitment of our investors, and the likelihood of conversion upon an initial public offering.

•	Annual per share noncumulative dividends of $0.03 on Series A, $0.08 on Series B, $0.40 on Series C, $0.60 on Series D, $0.615 on Series E, $1.00 on Series F, $1.00 on Series G and $0.65 on Series H, when and if declared, must be paid prior to any common stock dividends.

•	The Series B and C preferred stockholders, each voting separately as a class, have the right to elect two members each to the Board of Directors. The Series A and G preferred stockholders, each voting separately as a class, have the right to elect one member to the Board of Directors. We have eight members in our Board of Directors.

Warrant Arrangements

In association with certain transactions, SiRF issued warrants to third parties for the purchase of convertible preferred stock.

In March 2003, we issued warrants to purchase 4,782 shares of Series H preferred stock at $11.50 per share to equipment financers in connection with the Enuvis acquisition described in Note 3. These warrants expire in 2008. The estimated fair value of these warrants was determined at the date of issuance using the following assumptions: risk free interest rate of 3.0%, volatility of 70%, contractual life of 5.5 years, and dividend yield of zero. The fair value of these warrants was insignificant. Also in March 2003 in connection with the Enuvis acquisition, we issued fully vested warrants to purchase 127,582 shares of Series H preferred stock at $1.63 per share to former employees and non-employees of Enuvis. These warrants expire in 2013. The estimated fair value of these warrants was determined at the date of grant using the following assumptions: risk free interest rate of 3.9%, volatility of 70%, contractual life of ten years, and dividend yield of zero. The fair value of these warrants was $752,202. The fair value of these warrants was included in the Enuvis purchase price consideration. At December 31, 2003, warrants to purchase 3,500 shares had been exercised.

In 2002, we issued warrants to purchase 63,246 shares of Series H preferred stock at $6.50 per share to investors in the Series H round of financing. These warrants expire in 2007. The estimated fair value of these warrants was determined at the date of grant using the following assumptions: risk free interest rate of 4.4%, volatility of 70%, contractual life of five years, and dividend yield of zero. The fair value of these warrants was $252,000. We have not recorded the fair value of these warrants as a deemed dividend as we believe events which would trigger repayment of the liquidation preference of the underlying Series H preferred stock is not probable due to the current financial position of SiRF, the long-term commitment of our investors, and the likelihood of conversion upon an initial public offering.

In 2001, we issued warrants to purchase 239,526 shares of Series H preferred stock at $6.50 per share to investors in the Series H round of financing. These warrants expire in 2006. The estimated fair value of these warrants was determined at the date of grant using the following assumptions: risk free interest rate of 3.5%,

SiRF Technology Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003

volatility of 70%, contractual life of five years, and dividend yield of zero. The fair value of these warrants was $939,000. We have not recorded the fair value of these warrants as a deemed dividend as we believe events which would trigger repayment of the liquidation preference of the underlying Series H preferred stock are not probable due to the current financial position of SiRF, the long-term commitment of our investors, and the likelihood of conversion upon an initial public offering.

In September 2000, in connection with a settlement agreement described in Note 11, we granted a warrant to purchase 212,796 shares of Series F preferred stock at an exercise price of $10.00 per share. In connection with the events of dilution in 2001, 2002, and 2003, an additional 9,097 shares of common stock will be issued upon exercise and conversion of this warrant. This warrant expires five years after the closing date of any public offering of our shares of stock. The estimated fair value of this warrant was determined at the date of grant using the following assumptions: risk free interest rate of 6.1%, volatility of 60%, contractual life of five years, and dividend yield of zero. The fair value of this warrant was $1,355,000. Litigation settlement expense included $638,000 and $717,000 for the years ended December 31, 2000 and 1999, respectively, for the estimated deemed fair value of this warrant.

In 1999, we issued warrants to purchase 187,190 shares of Series E preferred stock at $6.15 per share to investors in the Series E round of financing. These warrants expire in 2004. The estimated fair value of these warrants was determined at the date of grant using the following assumptions: risk free interest rate of 5.7%, volatility of 60%, contractual life of five years, and dividend yield of zero. The $656,000 fair value of these warrants was recorded as a deemed dividend to Series E preferred stockholders.

In 1998, we issued warrants to purchase 164,850 shares of Series D preferred stock at $6.00 per share in investors in the Series D round of financing. The estimated fair value of these warrants was determined at the date of grant using the following assumptions: risk free interest rate of 5.7%, volatility of 60%, contractual life of five years, and dividend yield of zero. The $561,000 fair value of these warrants was recorded as a deemed dividend to Series D preferred stockholders. During 2003, 3,846 shares of Series D preferred stock were issued upon the net exercise of warrants. The remaining warrants to purchase Series D preferred stock expired in 2003.

In connection with certain lease transactions in 1998, we issued warrants to purchase 17,500 shares of Series C preferred stock at $4.00 per share. The estimated fair value of these warrants was determined at the date of grant using the following assumptions: risk free interest rate of 5.6%, volatility of 50%, contractual life of five years, and dividend yield of zero. The $27,000 fair value of these warrants was recorded as an expense when they were issued. During 2003, 6,730 shares of Series C preferred stock were issued upon the net exercise of warrants. The remaining warrants to purchase Series C preferred stock expired in 2003.

Stock Option and Employee Stock Purchase Plans

We have a stock option plan (the “1995 Plan”) under which incentive and non-qualified stock options to purchase shares of common stock at the fair market value on the date of issuance may be granted to employees and independent contractors. In September 2001, the Board of Directors and stockholders approved an increase in the total number of shares of common stock reserved for issuance under the 1995 Plan to 10,564,982. In July 2002, the Board of Directors and stockholders approved a 1,000,000-share increase in the total number of shares of common stock reserved for issuance under the 1995 Plan to 11,564,982. In August 2003, the Board of Directors and stockholders approved an increase of 1,500,000 in the total number of shares of common stock reserved for issuance under the 1995 Plan to 13,064,982. As of December 31, 2003, options to purchase 251,562 shares of common stock were available for future grant under the 1995 Plan.

SiRF Technology Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003

Options generally vest over a period of four years and generally become exercisable beginning six months from the date of employment or grant. Options expire ten years from the date of grant. Unvested common stock sold to employees, directors and consultants under stock purchase agreements is subject to repurchase at our option upon termination of their employment or services at the original purchase price. This right to repurchase expires ratably over the vesting period.

A summary of the 1995 Plan activity is as follows:

		Outstanding Stock Options
	Shares Available for Options	Number of Shares	Weighted Average Exercise Price Per Share
Balance at December 31, 2000	880,357	4,264,598	$2.03
Additional shares reserved	1,894,981	—	—
Granted	(3,241,632)	3,241,632	4.72
Exercised	—	(35,132)	1.62
Canceled	750,491	(750,491)	3.54
Repurchases	42,789	—	—

Balance at December 31, 2001	326,986	6,720,607	3.15
Additional shares reserved	1,000,000	—	—
Granted	(693,310)	693,310	4.00
Exercised	—	(79,797)	1.78
Canceled	1,125,684	(1,125,684)	3.30
Repurchases	6,516	—	—

Balance at December 31, 2002	1,765,876	6,208,436	3.24
Additional shares reserved	1,500,000	—	—
Granted	(4,151,150)	4,151,150	4.07
Exercised	—	(1,003,873)	2.36
Canceled	1,134,514	(1,134,514)	3.58
Repurchases	2,322	—	—

Balance at December 31, 2003	251,562	8,221,199	$3.72

Outstanding Stock Options

The following table summarizes information about options granted under the 1995 Plan and outstanding at December 31, 2003:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.08 — $0.60	321,673	3.71	$0.35	321,673	$0.35
$1.20 — $2.25	1,435,404	6.30	$2.04	1,435,404	$2.04
$3.50 — $4.00	5,709,626	9.04	$3.99	2,468,162	$3.97
$5.00 — $6.50	754,496	7.54	$6.31	534,175	$6.24

$0.08 — $6.50	8,221,199	8.22	$3.72	4,759,414	$3.40

SiRF Technology Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003

Deferred Stock Compensation Expense

In connection with options granted to employees to purchase common stock, we recorded deferred stock compensation of approximately $6,834,000 for the year ended December 31, 2001, $0 for the year ended December 31, 2002 and $10,092,000 for the year ended December 31, 2003. Such amounts represent, for employee stock options, the difference between the exercise price and the deemed fair market value of our common stock at the date of grant. No deferred stock compensation was recorded in 2002 as the options were granted with an exercise price equal to the deemed fair value. The deferred charges for employee options are being amortized to expense over the vesting period, using a multiple option valuation approach, an accelerated basis in accordance with FASB Interpretation No. 28. We reversed previously recorded deferred stock compensation expense of $1,271,000 in 2001, $2,338,000 in 2002 and $825,000 in 2003 in connection with the termination of the related employees. Net stock compensation expense was $7,699,000 for the year ended December 31, 2001, $3,772,000 in the year ended December 31, 2002 and $2,951,000 in the year ended December 31, 2003.

Options Granted to Non-employees

We have also granted options to non-employees for consulting services performed. The initial vesting period for these options ranged from immediate vesting to vesting over four years and the option exercise period is ten years. Stock options issued to non-employees are accounted for in accordance with provisions of SFAS No. 123, Accounting for Stock-Based Compensation, and Emerging Issues Task Force Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. The fair value of stock options issued to non-employees was calculated using a risk-free interest rate of 6.92% in 2001, 5.09% in 2002 and 4.25% in 2003, expected volatility of 70% in 2001, 2002 and 2003 and the contractual term of the option.

For the year ended December 31, 2000, SiRF granted options to purchase 6,500 shares of common stock to non-employees at exercise prices of $1.80, $2.00 and $3.50 per share. For the year ended December 31, 2001, SiRF granted options to purchase 25,000 shares of common stock to non-employees at an exercise price of $4.00. For the year ended December 31, 2002, SiRF granted options to purchase 960 shares of common stock to non-employees at an exercise price of $4.00. For the year ended December 31, 2003, SiRF granted options to purchase 12,000 shares of common stock to non-employees at an exercise price of $4.00. The fair value of these options is re-measured as the underlying options vest and is being expensed over the vesting period of the options. We recorded expense of $30,000 in 2001, $43,000 in 2002 and $65,000 in 2003 in connection with options granted to non-employees.

Common Shares Reserved for Issuance

At December 31, 2003, we had reserved shares of common stock for issuance as follows:

Conversion of preferred stock	29,100,184
Exercise of outstanding stock options	8,221,199
Shares of common stock available for grant	251,562
Warrants to purchase convertible preferred stock	840,719

Total	38,413,664

SiRF Technology Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003

Common Stock Subject to Repurchase

We permit certain employees to exercise their unvested options and purchase shares covered by their option agreements. We have the right to repurchase unvested shares at the original sale price. At December 31, 2001, 109,566 shares of common stock were subject to a repurchase right at a weighed average price of $1.06; at December 31, 2002, 9,151 shares of common stock were subject to a repurchase right at a weighted average price of $1.37; and at December 31, 2003, 90,772 shares of common stock were subject to a repurchase right at a weighted average price of $3.85. At December 31, 2003, proceeds received on the exercise of unvested options totaling approximately $350,000 have been included in other accrued liabilities.

Common Shares Granted to Non-employees

On October 16, 2003, we issued 73,750 shares of our common stock to Conexant for consulting services rendered in 2002 and 2003. The shares were valued between $4.00 and $4.85 per share. We recorded consulting expenses of $30,000 in 2002 and $286,000 in 2003 in connection with this issuance.

Note 13.    Income Taxes

The provision for income taxes differs from the expected tax (benefit) expense computed by applying the statutory federal income tax rates to income (loss) before taxes as follows (in thousands):

	December 31,
	2001	2002	2003
Federal tax at statutory rate	$(8,293)	$(4,377)	$1,386
State taxes, net of federal benefit	3	2	2
Non-deductible expenses	2,695	1,320	998
Net operating losses not benefited	5,595	3,055	0
Benefit of operating loss carryforwards	—	—	(2,142)

Total provision for income taxes	$—	$—	$244

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amount used for income tax purposes. Significant components of our deferred tax assets for federal and state income taxes are as follows (in thousands):

	December 31,
	2002	2003
Deferred tax assets:
Net operating loss carryforward	$21,747	$17,798
Research and development credits	1,571	1,626
Capitalized research and development	2,217	1,936
Other, net	834	1,322

Total deferred tax assets	26,369	22,682
Deferred tax liabilities:
Purchased intangibles	(5,175)	(7,589)

Subtotal	21,194	15,093
Valuation allowance	(21,194)	(15,093)

Net deferred tax assets	$—	$—

SiRF Technology Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003

Realization of net deferred tax assets is dependent on future taxable income, if any, the amount and timing of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The net valuation allowance decreased by approximately $1,359,000 during the year ended December 31, 2001, increased by approximately $3,343,000 during the year ended December 31, 2002 and decreased by approximately $6,101,000 during the year ended December 31, 2003.

As of December 31, 2003, we had federal and state net operating loss carryforwards of approximately $48,000,000 and $22,000,000, respectively, federal research and development tax credits of approximately $1,200,000 and California research and development credits of approximately $600,000. The federal and state net operating loss and credit carryforwards expire at various dates from 2004 through 2022, if not utilized.

We have performed an analysis of our net operating loss carryforwards and credit carryforwards pursuant to Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the “Code”). Due in part to equity financings, we experienced “ownership changes” as defined in Section 382 of the Code. Accordingly, our use of the net operating loss carryforwards and credit carryforwards is partially limited by the annual limitations described in Sections 382 and 383. To the extent that any single-year loss or credit is not utilized to the full amount of such limitations, such unused loss or credit is carried over to subsequent years until the earlier of its utilization or the expiration of the relevant carryforward period. Such annual limitations pursuant to Sections 382 and 383 of the Code could result in the expiration of net operating loss carryforwards and/or credit carryforwards before utilization.

Note 14.    Employee Benefit Plan

We have a 401(k) profit-sharing plan (the “Plan”) covering substantially all of our employees. The Plan is a Group Annuity Contract in accordance with Section 401 of the Internal Revenue Code. We made no contributions to the Plan in any period.

Note 15.    Related Party Transactions

We have some customers and/or suppliers who are also preferred stockholders and/or have a common board member which we consider as related parties.

In connection with the purchase of the GPS semiconductor product line of Conexant, we entered into an agreement with Conexant, which owned approximately 20% of SiRF as of December 31, 2003, to manufacture certain GPS semiconductors. Under this agreement, we purchased product for approximately $3,672,000 during the year ended December 31, 2002, and approximately $2,592,000 during the year ended December 31, 2003. As of December 31, 2002, we had approximately $128,000 of trade payables to Conexant. As of December 31, 2003, we had an immaterial amount of trade payables to Conexant. This agreement expired in March 2003.

Also in connection with the purchase of the GPS semiconductor product line of Conexant, we entered into an agreement to provide GPS semiconductors to Conexant’s GPS module business. For the year ended December 31, 2001, we sold $1,127,000 of product to Conexant. For the year ended December 31, 2002 we sold approximately $1,066,000 of product to Conexant. We had no sales of this type in the year ended December 31, 2003. During all periods, the prices of product sold to Conexant approximated the price of products sold to third party customers. As of December 31, 2002 and 2003, we had no accounts receivable from Conexant. This agreement expired in March 2003.

In anticipation of the termination of the Conexant manufacturing agreement, we entered into an agreement with Skyworks Solutions, Inc. (“Skyworks”) to manufacture some of our chip set products. One of our board

SiRF Technology Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003

members, Moiz Beguwala, is also a board member of Skyworks. For the year ended December 31, 2003, we purchased approximately $3,844,000 of product from Skyworks. As of December 31, 2003, we had approximately $781,000 of trade payables to Skyworks and non-cancelable purchase orders of approximately $260,000.

Note 16.    Commitments and Contingencies

We may be subject to claims, legal actions and complaints, including patent infringement, arising in the normal course of business. The likelihood and ultimate outcome of such an occurrence is not presently determinable; however there can be no assurance that we will not become involved in protracted litigation regarding alleged infringement of third party intellectual property rights or litigation to assert and protect our patents or other intellectual property rights. Any litigation relating to patent infringement or other intellectual property matters could result in substantial cost and diversion of our resources that could materially and adversely affect our business and operating results.

Leases

We lease our facilities and certain equipment under operating lease agreements, which require us to pay property taxes, insurance and normal maintenance costs. We also have capital lease agreements, some of which contain purchase options. Future minimum rental payments required under our capital and operating leases and the present value of annual minimum lease payments under capital leases are as follows (in thousands):

	Capital Leases	Operating Leases
Year Ending December 31,
2004	$63	$1,111
2005	28	918
2006	15	739
2007	—	54
2008	—	52

Future minimum lease payments	106	$2,874

Less amount representing interest	(10)

Present value of minimum lease payments	$96

Rental expense was approximately $994,000 for the year ended December 31, 2001, $1,181,000 for the year ended December 31, 2002 and $1,071,000 for the year ended December 31, 2003.

Indemnifications

From time to time we enter into types of contracts that contingently require us to indemnify parties against third-party claims. These contracts primarily relate to: (i) real estate leases, under which we may be required to indemnify property owners for environmental and other liabilities, and other claims arising from our use of the applicable premises; (ii) agreements with our officers, directors and employees, under which we may be required to indemnify such persons from liabilities arising out of their employment relationship; and (iii) agreements with customers to license our intellectual property, under which we may indemnify customers for copyright or patent infringement related specifically to the use of such intellectual property.

SiRF Technology Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003

Note 17.    Events Subsequent to Date of Auditor’s Report

On February 2, 2004, a Loan Modification Agreement was executed for our bank line of credit. The Modification Agreement put us in compliance with all financial and non-financial covenants, including borrowing base requirements. On March 15, 2004, our bank line of credit was extended for two additional years.

On March 9, 2004, the Board of Directors approved and subsequently on March 31, 2004, the stockholders approved, the following:

Adoption of the 2004 Stock Incentive Plan

Under the 2004 Stock Incentive Plan, 5,000,000 shares of common stock will be reserved for issuance upon the completion of an initial public offering. Any shares not yet issued under the 1995 Stock Option Plan on the date of this offering will also be available under the 2004 Stock Incentive Plan. On January 1 of each year, starting with the year 2005, the number of shares in the reserve will automatically increase by the lesser of (i) 5,000,000 shares, (ii) 5% of the total number of shares of common stock that are outstanding at that time, or (iii) a number of shares determined by the Board of Directors. In general, if options or shares awarded under the 2004 Stock Incentive Plan or the 1995 Stock Option Plan are forfeited, then those options or shares will again become available for awards under the 2004 Stock Incentive Plan.

Adoption of the 2004 Employee Stock Purchase Plan

Under the 2004 Employee Stock Purchase Plan, 1,000,000 shares will be reserved for issuance upon the completion of an initial public offering. On January 1 of each year, starting with the year 2005, the number of shares in the reserve will automatically increase by an amount equal to 1.5% of our issued and outstanding common stock, not to exceed 750,000 shares. Eligible employees are allowed to have salary withholdings of up to 15% of their cash compensation to purchase shares of common stock at a price equal to 85% of the lower of the market value of the stock on the first trading day of the offering period or the fair market value on the purchase date. The initial offering period commences upon the effective date for the initial public offering of the Company’s common stock. For the first offering period, shares of common stock may be purchased at a price equal to 85% of the lower of the price per share in the initial public offering or the market value on the purchase date.

On March 3, 2004 SiRF Technology (India) Private Limited was incorporated in India. This newly formed corporation is a wholly owned subsidiary of SiRF Technology Holdings, Inc.

On April 7, 2004 SiRF Technology (Germany) GmbH was incorporated in Germany. This newly formed corporation is a wholly owned subsidiary of SiRF Technology Holdings, Inc.

1995 February
SiRF Founded

1996 September
Launched SiRFStarI

1997 October
Launched
SiRFStarI/LX Lower
Power Solution

1999 February
ISO 9001
Certification

1999 August
Launched SiRFStarIIe
SiRF's second
generation GPS chipset

2000
Shipped Millionth
Chipset

2001 September
Acquired Conexant
GPS chipset business

2001
Over 1 million
chips being shipped
annually

2002 March
Launched SiRFStarIIe/LP
& SiRFStarIIt extending
the product line

2002 October
Launched SiRFLoc

2003 March
Acquired Enuvis

2003 May
Launched SiRFXTrac

SiRF
ISO
9001
Certified
SiRF